EXHIBIT 99.2

Bell Canada Enterprises
2007 Annual Report

MANAGEMENT’S DISCUSSION		NOTES TO CONSOLIDATED FINANCIAL
AND ANALYSIS		STATEMENTS
About Forward-Looking Statements	2	Note 1	Significant Accounting Policies	72
Privatization of BCE Inc.	3	Note 2	Going-Private Transaction	80
About Our Business	4	Note 3	Segmented Information	80
2007 Operating Highlights	9	Note 4	Restructuring and Other	83
Business Outlook and Assumptions	12	Note 5	Other Income (Expense)	84
Selected Annual and Quarterly Information	14	Note 6	Interest Expense	84
Financial Results Analysis		Note 7	Income Taxes	85
Consolidated Analysis	17	Note 8	Discontinued Operations	86
Segmented Analysis	23	Note 9	Earnings Per Share	87
Financial and Capital Management	32	Note 10	Accounts Receivable	88
Our Competitive Environment	40	Note 11	Inventory	88
Our Regulatory Environment	43	Note 12	Capital Assets	89
Risks that Could Affect Our Business and Results	50	Note 13	Other Long-Term Assets	90
Our Accounting Policies	58	Note 14	Goodwill	90
Controls and Procedures	63	Note 15	Accounts Payable and Accrued Liabilities	92
Non-GAAP Financial Measures	63	Note 16	Debt Due Within One Year	93
		Note 17	Long-Term Debt	93
REPORTS ON INTERNAL CONTROL		Note 18	Other Long-Term Liabilities	94
Management’s Report on Internal Control		Note 19	Non-Controlling Interest	94
over Financial Reporting	66	Note 20	Financial Instruments	95
Report of Independent Registered		Note 21	Share Capital	96
Chartered Accountants	67	Note 22	Stock-Based Compensation Plans	99
		Note 23	Accumulated Other Comprehensive
CONSOLIDATED FINANCIAL STATEMENTS			Income (Loss)	102
Management’s Responsibility		Note 24	Employee Benefit Plans	103
for Financial Reporting	68	Note 25	Commitments and Contingencies	106
Report of Independent Registered		Note 26	Guarantees	109
Chartered Accountants	68	Note 27	Supplemental Disclosure for
Consolidated Statements of Operations	69		Statements of Cash Flows	110
Consolidated Statements of
Comprehensive Income	69	Glossary		111
Consolidated Statements of Deficit	69	Board of Directors		113
Consolidated Balance Sheets	70	Executives		114
Consolidated Statements of Cash Flows	71	Shareholder Information – Tax Information		115

Management’s Discussion and Analysis

In this management’s discussion and analysis of financial condition and results of operations (MD&A), we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. Bell Canada is, unless otherwise indicated, referred to herein as Bell, and is comprised of our Bell Wireline and Bell Wireless segments. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.

     All amounts in this MD&A are in millions of Canadian dollars, except where noted. Please refer to our glossary on pages 112–113 for a list of defined terms.

     Please refer to BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2007 when reading this MD&A. In preparing this MD&A, we have taken into account information available to us up to March 5, 2008, the date of this MD&A, unless otherwise stated.

     You will find more information about us, including BCE Inc.’s audited consolidated financial statements for the year ended December 31, 2007 and BCE Inc.’s annual information form for the year ended December 31, 2007 dated March 5, 2008 (BCE 2007 AIF) and recent financial reports, on BCE Inc.’s website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

     This MD&A comments on our operations, performance and financial condition for the years ended December 31, 2007, 2006 and 2005.

About Forward-Looking Statements

BCE’s 2007 annual report, including this MD&A and in particular the sections of this MD&A entitled Strategic Priorities and Business Outlook and Assumptions, contain forward-looking statements concerning, among others, BCE’s objectives, plans, strategies, financial condition, results of operations and business outlooks. A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as aim, anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strategy, strive, target and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

     Unless otherwise indicated by us, forward-looking statements in BCE’s 2007 annual report, including this MD&A, describe our expectations at March 5, 2008. Except as may be required by Canadian securities laws, we do not undertake to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Forward-looking statements, by their very nature, are subject to numerous risks and uncertainties and are based on several assumptions which give rise to the possibility that actual results could differ materially from our expectations expressed in or implied by such forward-looking statements and that our objectives, strategic priorities and business outlooks may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize. Forward-looking statements are provided in this document for the purpose of allowing investors and others to get a better understanding of our operating environment. However, readers are cautioned that it may not be appropriate to use such forward-looking statements for any other purpose.

     Forward-looking statements made in BCE’s 2007 annual report, including in this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. Refer, in particular, to the sections of this MD&A entitled Strategic Priorities and Business Outlook and Assumptions for a discussion of certain assumptions we have made in making forward-looking statements.

     Factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements include: general economic conditions; failure to achieve our business objectives; the intensity of competitive activity and the increase in wireless competitive activity that could result from Industry Canada’s decision to license additional wireless spectrum; our ability to respond to technological changes and rapidly offer new products and services; events affecting the functionality of, and our ability to protect, maintain and replace, our networks, information technology (IT) systems and softwares; labour disruptions; the potential adverse effects on our Internet business of the significant increase in broadband demand; competitive risks related to potential changes in foreign ownership restrictions; events affecting the operations of our service providers operating outside Canada; our ability to raise the capital we need to implement our business plan; the consummation of the Privatization (as defined immediately following this section under Privatization of BCE Inc.) is still subject to a number of terms and conditions including the receipt of regulatory approval, resolution of any appeal filed by the debenture holders which affects the approval of the

2 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

Arrangement (as defined immediately following this section under Privatization of BCE Inc.), and contractual termination rights; our ability to discontinue certain traditional services as necessary to improve capital and operating efficiencies; regulatory initiatives or proceedings, litigation and changes in laws or regulations; increased regulations banning the use of wireless devices while driving; launch and in-orbit risks of satellites used by Bell ExpressVu Limited Partnership (Bell ExpressVu); increased pension fund contributions; and health concerns about radio frequency emissions from wireless devices. These and other risk factors that could cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements are discussed throughout this MD&A and, in particular, under Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

     We caution readers that the risks described above are not the only ones that could impact us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition or results of operations.

     Except as otherwise indicated by us, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. More specifically, such statements do not, unless otherwise specified by us, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.

     Pursuant to the provisions of National Instrument 51-102 adopted by the Canadian securities regulatory authorities, reference is hereby made to BCE Inc.’s press release dated November 6, 2007, available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov as well as on BCE Inc.’s website at www.bce.ca, announcing BCE Inc.’s intention to cease updating, as of November 6, 2007, its 2007 financial guidance as well as to cease providing financial guidance.

Privatization of BCE Inc.

On June 30, 2007, BCE Inc. announced that it entered into a definitive agreement (Definitive Agreement) relating to its privatization through the proposed acquisition by a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC (collectively, the Investor Group) of all of BCE Inc.’s outstanding common and preferred shares (the Privatization). The all-cash transaction is valued at $51.7 billion, including $16.9 billion of debt, preferred equity and non-controlling interest. The transaction is to be completed through a plan of arrangement (the Arrangement). Under the terms of the Privatization, the Purchaser would acquire all of the common shares of BCE Inc. for an offer price of $42.75 per common share and all preferred shares (at various prices provided for in the Definitive Agreement). The closing of the Privatization remains subject to a number of terms and conditions, including Canadian Radio-television and Telecommunications Commission (CRTC) approval for the transfer of our broadcasting licences and Industry Canada approval with respect to the transfer of spectrum licences. On March 7, 2008, the Québec Superior Court approved the Arrangement and dismissed all claims made by or on behalf of certain institutional holders of Bell Canada debentures in connection with the Arrangement. Any appeal of the Court’s decisions must be filed by the debenture holders with the Québec Court of Appeal by March 17, 2008.

     Under the terms of the Definitive Agreement, BCE Inc. has agreed that prior to the consummation of the Privatization, it will conduct its business, and cause its subsidiaries to conduct their business, in the ordinary course consistent with past practice. In connection with this general covenant, BCE Inc. has also agreed to certain specific covenants, which, among other things, restrict certain of its activities, including the entering into of certain transactions such as mergers, asset dispositions and acquisitions, capital contributions and the incurrence of debt (subject to certain thresholds and exceptions). Subject to any appeal by the debenture holders and the timing and terms of such an appeal, BCE Inc. anticipates that the Privatization will be consummated in the first part of the second quarter of 2008. However, there can be no assurances that the Privatization will be consummated at that time or at all. For more information, refer to BCE Inc.’s management proxy circular dated August 7, 2007 filed with the Canadian securities commissions

Bell Canada Enterprises 2007 Annual Report 3

Management’s Discussion and Analysis

(available on SEDAR at www.sedar.com) and with the U.S. Securities and Exchange Commission (SEC) (available on EDGAR at www.sec.gov), and to Risks that Could Affect Our Business and Results – The consummation of the Privatization is still subject to a number of terms and conditions including the receipt of various approvals and contractual termination rights.
     Since the announcement, significant progress has been made towards completing the Privatization and a number of key developments have taken place:

  By August 2, 2007, applications were made for necessary regulatory approvals, including applications with Industry Canada, the CRTC, the Canadian Competition Bureau, the United States Federal Trade Commission and the United States Federal Communications Commission. We have since received anti-trust clearance from the United States Federal Trade Commission on August 14, 2007 and from the Canadian Competition Bureau on September 21, 2007. The United States Federal Communications Commission also granted approval of the Privatization on December 20, 2007. Furthermore, on February 25 and 26, 2008, the CRTC held a public hearing to review the change in control of BCE’s broadcasting licences to the Investor Group. The public hearing is scheduled to resume on March 11, 2008 and a decision is expected by March 31, 2008.

  On September 21, 2007, BCE Inc.’s shareholders approved the Arrangement by more than 97% of the votes cast by holders of common and preferred shares, voting as a single class, exceeding the required 66 2/3 % approval. Of the total outstanding common and preferred shares, 62.5% were voted at the meeting either in person or by proxy.

  An order approving the Arrangement sought by BCE Inc. was granted by the Québec Superior Court on March 7, 2008. The granting of the order was contested by certain holders of Bell Canada debentures who asserted that they hold debentures issued under the Bell Canada trust indenture dated July 1, 1976 (1976 Indenture), the Bell Canada trust indenture dated April 17, 1996 (1996 Indenture), and under the Bell Canada trust indenture dated November 28, 1997 (1997 Indenture). The trustees under the 1976 Indenture and the 1996 Indenture also asked the Court for guidance in the context of the Privatization. The contesting parties alleged, among other things, that the Arrangement was unfair, oppressive, unfairly prejudicial to and/or unfairly disregarded the interests of such debenture holders and asked the court to refuse to approve and ratify the Arrangement or alternatively to order that a meeting of the holders of debentures be convened to vote as a class on the Arrangement. The contesting parties that are debenture holders under the 1976 Indenture and 1996 Indenture also alleged that the Arrangement constituted a “reorganization or reconstruction” of Bell Canada and therefore that the Arrangement required the approval of the trustees under such indentures. In addition to the foregoing contestations, the contesting debenture holders filed separate proceedings for an oppression remedy under section 241 of the Canada Business Corporations Act and the trustees under the 1976 Indenture and the 1996 Indenture filed motions for declaratory judgement in which they raised similar issues and sought similar relief. On March 7, 2008, the Court granted an order approving the Arrangement and dismissed all claims asserted by the contesting parties. Among other things, the Court declared that (i) the Arrangement did not constitute a “reorganization or reconstruction” of Bell Canada; (ii) the Arrangement conforms with the requirements of the Canada Business Corporations Act and is fair and reasonable; and (iii) the Arrangement is not oppressive or unfairly prejudicial to the interests of the debenture holders. In the event the contesting parties decide to appeal the Court’s judgments, they have agreed the appeal must be filed with the Québec Court of Appeal by March 17, 2008.

About Our Business

BCE is Canada’s largest communications company. Bell, which encompasses our core business operation, is the nation’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential, business and wholesale customers. At the beginning of 2007, our management structure changed and, as a result, our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat Canada (Telesat).

4 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

On October 31, 2007, we sold Telesat, which represents our entire Telesat segment. We have maintained continuing commercial arrangements between Telesat and Bell ExpressVu that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

     We have restated prior periods to reflect these new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 3 to the consolidated financial statements for additional information about our segments. We also discuss our results by product line to provide further insight into these results.

BELL WIRELINE SEGMENT

Our Bell Wireline segment provides local telephone, long distance, data (including Internet access and information and communications technology solutions (ICT)), video and other services to Bell’s residential, small and medium-sized business (SMB) and large enterprise customers primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our wholesale business which provides local telephone, long distance, data and other services to resellers and other carriers, the results of our Bell West unit, which offers competitive local exchange carrier (CLEC) services to business customers in Alberta and British Columbia, and the wireline operations of Northwestel Inc. (Northwestel), which provides telecommunications services to less populated areas of Canada’s northern territories. At December 31, 2007, we owned 100% of Northwestel.

     Local telephone and long distance services are sold under the Bell brand, Internet access under the Sympatico brand and video services through Bell ExpressVu with Internet protocol television (IPTV) services through Bell.

BELL WIRELESS SEGMENT

Our Bell Wireless segment provides wireless voice and data communications products and services to Bell’s residential, SMB and large enterprise customers across Canada. Bell Wireless includes the results of operation for Bell Mobility Inc. (Bell Mobility), Virgin Mobile Canada (Virgin) and the wireless operations of Northwestel. Virgin is a mobile virtual network operator (MVNO) providing mobile service nationwide. At December 31, 2007, we owned 50% of Virgin.

BELL ALIANT SEGMANT

The Bell Aliant segment provides local telephone, long distance, Internet, data, wireless and other ICT services to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec. Bell Aliant provides IT services in Canada and the United States through its IT division, xwave. Formed on July 7, 2006, Bell Aliant is one of the largest regional telecommunications service providers in North America. At December 31, 2007, BCE owned approximately 44% of Bell Aliant. The remaining 56% was publicly held.

TELESAT SEGMENT

We sold our investment in Telesat on October 31, 2007 to a company formed by Canada’s Public Sector Pension Investment Board (PSP Investments) and Loral Space & Communications Inc. (Loral). Telesat provided satellite communications and systems management and also provided consulting services in establishing, operating and upgrading satellite systems worldwide. BCE Inc. realized net cash proceeds of approximately $3.1 billion. In conjunction with the sale, a set of commercial arrangements between Telesat and Bell ExpressVu were put into place that provide Bell ExpressVu access to current and expanded satellite capacity. Telesat is not accounted for as discontinued operations as a result of these ongoing commercial arrangements. With the sale of Telesat, BCE’s financial and operating results subsequent to October 31, 2007 no longer reflect Telesat’s contribution.

Bell Canada Enterprises 2007 Annual Report 5

Management’s Discussion and Analysis

BELL PRODUCTS AND SERVICES

The following table shows selected data on Bell’s operations from 2005 to 2007.

BELL WIRELINE	2007	2006	2005

Wireline

Local network access services (NAS) net losses (1) (2)	(511)	(463)	(297)
Local NAS (thousands) (1) (2)	8,176	8,745	9,208
Long distance conversation minutes (millions)	12,500	13,256	13,103
Long distance average revenue per minute (cents)	9.1	9.2	10.5

Data

High-speed Internet net activations (thousands) (3) (4)	124	154	254
High-speed Internet subscribers (thousands) (3) (4)	2,004	1,877	1,723

BELL WIRELESS

Wireless

Net activations (thousands) (5) (6)	408	513	580
Subscribers (thousands) (5) (6)	6,216	5,954	5,441
Average revenue per unit ($/month) (7)	54	51	49
Churn (%) (average per month) (7)	1.7%	1.5%	1.6%
Cost of acquisition ($/subscriber) (7)	404	420	405

Video

Video net activations (thousands)	2	93	224
Video subscribers (thousands)	1,822	1,820	1,727
Average revenue per subscriber ($/month)	60	54	50
Churn (%) (average per month)	1.2%	1.0%	0.9%

(1) In the fourth quarter of 2007, we received formal notification from a major wholesale customer that it will migrate substantially all of its subscribers onto its own network. This resulted in a decrease of 58,000 lines from our business NAS customer base in 2007. The migration is expected to be substantially completed in the first quarter of 2008, at which time we will adjust our opening business NAS customer base to write off the remaining 273,000 lines.

(2) In 2007, our business NAS subscriber base was decreased by 58,000 lines to reflect an adjustment in the calculation of local interconnections. This adjustment did not impact net losses for 2007.

(3) In 2007, we reduced total net activations for 2007 by 11,000 and for 2006 by 3,000 to correct for customer churn adjustments in 2007 and 2006.

(4) In 2007, our high-speed Internet subscriber base was increased by 18,000 to adjust for prior-year deactivations related to a major upgrade of our order management system. In addition, our high-speed Internet subscriber base was decreased by 15,000 to adjust for the removal of customers who had no network usage in 2007.

(5) In 2007, our wireless subscriber base was decreased by 146,000 as a result of a change to our prepaid deactivation policy.

(6) Total wireless net activations and end-of-period subscribers include all of Virgin’s subscribers as wholesale subscribers.

(7) Wireless average revenue per unit (ARPU), churn and cost of acquisition (COA) reflect the 50% portion of Virgin’s results that are consolidated.

6 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

Bell is our primary focus and the largest component of our business. Bell’s operations are reflected in our Bell Wireline and Bell Wireless segments. Revenues at Bell are generated from six major lines of business:

  local and access services

  long distance services

  data services

  video services

  equipment and other

  wireless services.

Legacy services, as referred to in this document, are those services, such as long distance and local telephone services, voice private lines and dedicated digital private line services, that we offer over our traditional circuit-switched voice and data networks and which our customers are currently migrating from.

     Growth services, as referred to in this document, are made up of our wireless, video, high-speed Internet and other next-generation services such as ICT solutions.

Local and Access Services

Bell operates an extensive local access network that provides local telephone services to residential and business customers. The 8.2 million local telephone lines, or NAS, we provide to our customers are key in establishing customer relationships and are the foundation for the other products and services we offer. Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:

  value-added services (VAS), such as call display, call waiting and voicemail services provided to competitors accessing our local network connections to and from our local telephone service customers for competing long distance service providers subsidies from the National Contribution Fund to support local service in high-cost areas.

The local telephone services market remained competitive in 2007, due to further cable telephony footprint expansion in our regions and ongoing aggressive pricing of cable telephony services.

     The CRTC regulates rates for services in our incumbent territories that are subject to regulation. On April 4, 2007, the Minister of Industry issued a variance of Telecom Decision 2006-15 which has improved the ability of incumbent telephone companies to compete effectively by eliminating the winback and promotional restrictions for local exchange services in regulated and deregulated areas. The variance order also streamlined the criteria and process to obtain forbearance in local service markets. In August and September 2007, the CRTC approved Bell’s local residential service forbearance applications in 193 geographic areas, representing approximately 90% of Bell’s residential access lines in Ontario and Québec. On September 13, 2007, the CRTC approved Bell’s local business forbearance applications, excluding Centrex and Enhanced Exchange Wide Dial (EEWD) services, in 59 geographic areas, representing approximately 40% of Bell’s business access lines in Ontario and Québec. Since July 2007, the CRTC has granted Bell Aliant forbearance of residential local telephone service in 77 geographic areas in New Brunswick, Nova Scotia and Prince Edward Island, and in 45 geographic areas in Ontario and Québec. The CRTC has also approved Bell Aliant’s local business service forbearance applications, excluding Centrex and EEWD services, in 19 geographic areas in New Brunswick, Nova Scotia, Newfoundland and Labrador and Prince Edward Island, and 15 geographic areas in Ontario and Québec. These decisions remove local telephone access services from regulation in those areas, with the exception of a price ceiling which continues to apply to stand-alone local residential telephone access services. On January 31, 2008, the CRTC issued Telecom Decision CRTC 2008-10 where it determined that it is appropriate to consider Centrex and EEWD services part of the business local exchange services market for the purposes of local business forbearance determinations. The decision also granted immediate forbearance for Centrex and EEWD services in the exchanges where it had previously granted local business forbearance, increasing to 80% the proportion of Bell’s total business access lines that are no longer subject to price regulation. These forbearance decisions give Bell and Bell Aliant the flexibility to offer more value to their customers and compete more effectively with local service competitors.

     On April 30, 2007, the CRTC issued Telecom Decision 2007-27 where it established the rules that will govern the prices Bell and other incumbent telephone companies charge for residential and business local services that remain subject to regulation, granting them more pricing flexibility in order to meet individual customer needs. For instance, Bell gained the ability to lower a rate for tariff services for certain residential customers without lowering the rate for all residential customers within the same rate band. This price flexibility is known as “rate de-averaging”. On November 9, 2007, the CRTC removed the prohibition on rate de-averaging for pay telephone and business services offered by the incumbent telephone companies.

Bell Canada Enterprises 2007 Annual Report 7

Management’s Discussion and Analysis

Long Distance Services

We supply long distance voice services to residential and business customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.

     Prices for long distance services have been declining since this market was opened to competition. In 2007, our long distance services continued to face intense competitive pressure given the expanded presence of cable telephony and the continuing impact from non-traditional suppliers, including prepaid card suppliers, dial-around services and voice over Internet protocol (VoIP) providers.

Data Services

We provide high-speed Internet access service through digital subscriber line (DSL) technology for residential and business customers. At the end of 2007, we provided high-speed Internet access to over two million customers, whether through DSL, fibre-optic or wireless broadband service. During 2007, we enhanced our Internet products by introducing Sympatico Total Internet, which combines Internet access with security, support and wireless networking. We currently offer three simple packages for the light to heavy user, including Essential, Performance and Max, which provide speeds of up to 500 kilobits per second (Kbps), 7 megabits per second (Mbps) and 16 Mbps, respectively.

     In addition, we offer Sympatico WiMAX, a nationwide portable wireless broadband service which delivers wireless Internet access with speeds of up to 3 Mbps. This service is enabled through the network provider Inukshuk Wireless Inc. (Inukshuk), a joint venture between Bell Canada and Rogers Communications Inc. (Rogers). Inukshuk was launched in 2003 to provide wireless high-speed Internet access across Canada using spectrum in the 2.5 GHz range. As at December 31, 2007, Inukshuk’s wireless broadband network covered over 5 million households, representing more than 40% of the population in 20 urban centres across Canada. We also collaborate with Microsoft Corporation to offer Canadians the Sympatico.MSN.ca portal, one of Canada’s most popular Internet destinations.

     Our high-speed Internet access footprint in Ontario and Québec reached more than 87% of homes and 92% of business lines passed at the end of 2007. In Bell Aliant’s territory, comprised of Atlantic Canada and rural Ontario and Québec, DSL high-speed Internet was available to approximately 72% of homes at the end of 2007.

     Furthermore, we offer a full range of data services to business customers, including Internet access, Internet protocol (IP) based services, ICT solutions and equipment sales. While we still offer legacy data services, we no longer sell legacy data services other than to current customers.

Video Services

We are Canada’s largest digital television provider, nationally broadcasting more than 500 all-digital video and audio channels and a wide range of domestic and international programming. We also offer hardware, including personal video recorders (PVRs), interactive television (iTV) services and the most high-definition (HD) channels in Canada. We currently distribute our video services to more than 1.8 million customers in one of four ways:

  direct-to-home (DTH) satellite – we have been offering DTH video services nationally since 1997 and currently use four satellites: Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4iR. Telesat, our former subsidiary operates or directs the operation of these satellites.

  very high bit rate DSL (VDSL) – this allows us to expand our reach to the multiple-dwelling unit (MDU) market hybrid fibre co-axial cable – we sell residential analog and digital TV through Cable VDN Inc. (Cable VDN), a Montréal-based cable company that we acquired in August 2005

  IPTV – we are offering IPTV services on a limited basis, which will enable us to get valuable operational and marketing insights.

Equipment and Other

This category includes revenues from a number of other sources, including:

  renting, selling and maintaining business terminal equipment video set-top box (STB) sales

  network installation and maintenance services for third parties

  IT services provided by Bell Aliant.

8 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

Wireless Services

We offer a broad range of wireless voice and data communications products and services to residential and business customers across Canada. We also provide an array of VAS such as call display and voicemail, e-mail and video streaming, music downloads, ring tones and games, as well as roaming services with other wireless service providers. Customers can choose to pay for their services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2007, we had over 6.2 million wireless customers.

     Bell Mobility provides wireless communications services nationwide under the Bell Mobility and Solo Mobile brands. In addition, we have a joint venture with Virgin to offer wireless services under the Virgin brand across Canada.

     Our wireless network provides voice services and data services delivered over our existing single-carrier radio transmission technology (1xRTT) network. At the end of 2007, our wireless network covered:

  95% of the population of Ontario and Québec

  approximately 90% of the population of Atlantic Canada

  the major cities in the provinces of Alberta and British Columbia.

In 2007, we continued to deploy our Evolution, Data Optimized (EVDO) wireless data network nationwide. EVDO is a wireless radio broadband protocol that delivers higher data download rates suitable for high-bandwidth download applications such as enterprise virtual private network (VPN) computing, music transfers and video streaming. In addition, during 2007, we began deploying technology that enables EVDO revision A (EVDO Rev A) services. EVDO Rev A is the next generation of EVDO technology that further increases peak data transmission download speeds. EVDO Rev A also enables higher system capacity and improved quality of service support for data applications. As at December 31, 2007, our EVDO Rev A network footprint covered approximately 75% of the Canadian population.

EMPLOYEES

At December 31, 2007, BCE had 54,034 employees, compared with 54,372 at the end of 2006. The small decrease was due to decreased headcount at Bell Aliant offset largely by a higher number of employees at Bell, where we continued to rebalance our workforce more towards the growth areas of our business. In total, 1,259 positions were added at Bell in 2007, mostly in our wireless unit, to support revenue growth and service quality initiatives. This was offset by 756 employee departures that took place during the year. As a result, the net increase in employees at Bell in 2007 was 503, bringing the total number of Bell employees at the end of 2007 to 44,292.

     The collective agreement between the Communications, Energy and Paperworkers Union of Canada (CEP) and Bell Canada, covering 5,122 craft and services employees, expired on November 30, 2007. Negotiations between the CEP and Bell Canada started on October 29, 2007. On December 11, 2007, Bell Canada asked the federal Minister of Labour to appoint a conciliator to help move forward negotiations with the CEP. A conciliator was appointed on December 13, 2007. The conciliator met both parties in December 2007 and January 2008. On January 31, 2008, Bell Canada offered the craft and services employees covered by this collective agreement a new long-term contract that includes wage increases in each year, while providing Bell Canada with additional flexibility. The CEP will put the offer to a vote and is expected to communicate the results to Bell Canada on March 17, 2008.

2007 Operating Highlights

Our financial performance in 2007 was driven by a focus on operational execution that resulted in slower rates of revenue erosion in our legacy wireline voice and data businesses, continuing revenue increases from our growth services, tight cost control, and further productivity improvements.

     Revenues at Bell improved by 1.4% this year, reflecting the improved revenue performance of our growth services, which increased by 7.8% and accounted for 59%

Bell Canada Enterprises 2007 Annual Report 9

Management’s Discussion and Analysis

of total revenues at the end of 2007. The growth in revenues was fuelled by higher wireless and video ARPU. Lower year-over-year video and high-speed Internet net activations, largely as a result of sustained competitive intensity and a focus on disciplined subscriber growth moderated the overall increase. However, we experienced improved wireless market traction at Bell Mobility, owing to the positive customer response to our promotions, the introduction of new handsets and expanded market presence, which allowed our wireless unit to capture a higher market share of industry gross activations this year. In our traditional voice services market, we took advantage of local telephone deregulation to enhance our competitive position with new product offerings, which enabled us to face the challenges of cable telephony more effectively. Residential local line losses at Bell in 2007 decreased year over year, despite cable operators’ aggressive pricing and expanded local telephone footprints in our markets. This was the direct result of significantly higher customer winbacks and the positive impact of new marketing initiatives.

     Our focus on profitable and disciplined subscriber growth, in combination with a reduced emphasis on low-margin business customer contracts and equipment sales, continued productivity improvements and lower net benefit plan costs, enabled both EBITDA(1) growth of 4.1% and a one percentage-point expansion in margins at Bell, despite continued erosion of our legacy wireline business. In addition, operational management and cost tracking tools were in place during the year to ensure that expenses would not grow if revenues did not increase as planned.

     Higher EBITDA, coupled with reduced pension funding, lower cash taxes, sound working capital management and control over capital spending, contributed to higher free cash flow(2) in 2007.

     In the area of customer service, progress was made this year in driving a higher overall level of customer satisfaction by improving first call resolution in our call centres, reducing both the number of missed appointments and time required for wireline installations and repairs, as well as by continuing to invest in wireless and broadband networks, particularly in urban markets, in order to expand the reach and power of Bell’s growth services. We also continued to strengthen the customer relationship in 2007 by expanding Bell’s points of presence, offering a broader wireless handset line-up, and introducing new service packages such as the Bell Bundle and Home Phone packages.

     Some of our segments’ revenues vary slightly by season. Wireline segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. Our operating income can also vary by season. Wireless segment operating income tends to be lower in the fourth quarter due to higher subscriber acquisition costs associated with a higher number of new subscriber activations during the holiday season.

STRATEGIC PRIORITIES

The strategic priorities disclosed in this section represent management’s expectations as of the date of this MD&A, but could change following completion of the Privatization.

     We made further operational progress in 2007, improving service delivery, increasing customer satisfaction, shifting our revenue mix more towards growth services, enhancing network performance, and resetting our cost structure. This continued focus on execution further strengthened our operational foundations and contributed to our improved financial performance this year, setting the stage for the Privatization in 2008.

     Our overall business objective is to maximize subscribers, revenues, operating profit, free cash flow and return on invested capital by further enhancing our position as one of Canada’s foremost providers of comprehensive and innovative communication services to residential and business customers. We seek to take advantage of opportunities to leverage our networks, infrastructure, sales channels, brand and marketing resources across our various lines of business to create value for both our customers and other stakeholders.

     We are committed to improving the customer experience. This will continue to be critical in 2008. It is how we will differentiate our business from the competition to build customer loyalty as we drive the profitable expansion of our growth services and slow the decline of our traditional voice and data businesses. However, service alone will not make us competitive. We must also continue to deliver products, services and solutions that make a difference for customers. As a result, we intend to continue bringing to market compelling new products and enhancing the networks on which they run.

(1) EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) is a non-GAAP financial measure. See Non-GAAP Financial Measures – EBITDA in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

(2) Free cash flow is a non-GAAP financial measure. See Non-GAAP Financial Measures – Free cash flow in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

10 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     Our five strategic imperatives for 2008 are grounded in delivering consistent, reliable, high-quality communications services to customers efficiently and cost effectively, proactively managing legacy revenue erosion, and growing subscribers profitably.

     Wireless growth – A key driver of growth and financial performance, our wireless business will be supported by an expanded array of handsets, increased market presence, new products and features, growth in data, ongoing enhancements to broadband EVDO and overall network quality. We are focused on maximizing ARPU and data usage while targeting high-value subscribers and acquiring our competitive share of industry gross activations. The key elements of our wireless strategy are as follows:

  focusing on voice and data services that are attractive to both residential and business customers delivering on customer expectations by offering a wide range of high-functioning handsets, maintaining the most technologically advanced, high-quality and pervasive wireless network possible, and improving customer service while reducing customer churn expanding sales distribution channels to increase points of presence and retail traffic leveraging the high degree of brand awareness for Bell to provide bundled product and service offerings at attractive prices.

     Improve customer experience – We are determined to consistently meet or exceed customer expectations and enhance their overall experience with Bell. We believe that this focus on improving the total customer experience by delivering the service basics in terms of call centre efficiency, meeting commitments for provisioning, timely repair, superior network quality, and process improvements to simplify customer transactions will help differentiate us from our competitors and gain long-term customer loyalty to the Bell brand and its products.

     Re-align cost structure and capital spending – A core element of financial performance, cost containment remains a centrepiece of our strategy. In addition, productivity improvements have enabled us to increase our competitiveness in the marketplace. Our objective is to offset margin pressures, from both the expected continued decline in legacy revenues and a further shift in product mix towards growth services, with tight cost control, ongoing operational efficiency improvements and productivity gains. Disciplined expense management and tracking are in place to help minimize costs if associated revenues do not materialize. We are also focused on improving capital efficiency through carefully managing capital expenditures in order to maximize cash flows. As a result, we anticipate that the majority of our capital spending in 2008 will be focused on improving customer delivery, enhancing our wireless operations and further developing our residential broadband network.

     Stabilize wireline revenues – Overall NAS erosion is expected to continue in 2008 as a result of ongoing cable telephony competition and the migration of subscribers by wholesale customers onto their own networks. However, as a direct result of local telephone deregulation, our competitive market position has been strengthened through our ability to adjust pricing and bundle services. We believe that this added flexibility, which enables us to introduce new service packages in the market quicker and to better address customer retention, supports our objective of reducing the rate of local line losses. Our video and Internet services remain critical components of our multi-product household strategy and we intend to continue leveraging these products to drive further subscriber acquisition and retention, as well as to enhance the overall profitability of our subscriber base. We also intend to proactively manage the pace of revenue erosion through strategic product pricing increases, careful control over business customer migration to IP, and targeted marketing of existing wire-line voice and data services.

     Grow Broadband – We will continue to invest in advanced network enhancements, such as the continued deployment of fibre-to-the-node (FTTN) technology, in order to meet increased usage demands in a multi-media rich environment and to improve DSL network performance. FTTN will enable speeds of up to 26 Mbps. In the future, as consumer demand for bandwidth-intensive applications increases, we believe that FTTN bandwidth speeds can be increased to more than 40 Mbps through techniques such as shortening VDSL loop lengths and bonding twisted-pair copper telephone lines. Our objective is to migrate high-speed Internet customers to FTTN based on demand and willingness to pay for more speed. We also aim to develop and launch targeted marketing initiatives to further grow IP connectivity sales among business customers and to more aggressively monetize usage of our broadband networks. At year-end, Bell had deployed 4,828 neighbourhood nodes through its FTTN program.

Bell Canada Enterprises 2007 Annual Report 11

Management’s Discussion and Analysis

     We intend to execute these five strategic priorities on the basis of disciplined market leadership behaviour and a balance between profitable growth and enhanced market share. With an increasingly cost-efficient structure, we believe that we are well positioned to leverage our network capabilities as well as our product and brand assets.

     This section on Strategic Priorities contains forward-looking statements and related assumptions. For a description of additional assumptions underlying certain of such forward-looking statements, refer to Business Outlook and Assumptions. For a description of certain risk factors that could cause actual results to differ materially from our expectations expressed in or implied by such forward-looking statements and related assumptions, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

Business Outlook and Assumptions

BELL WIRELINE

In 2008, we expect a sustained level of competition, particularly in the residential market, as cable operators maintain the intensity of their marketing efforts and continue to expand the footprint for their low-priced cable telephony offerings in our regions. Although we will continue to incur local line losses primarily as a result of ongoing cable telephony competition, we are targeting a reduction in the rate of NAS erosion in 2008 due mainly to a more favourable regulatory environment for local services and the impact of our marketing initiatives. Local telephone deregulation provides us with the ability to market in new ways. The quality and value of our Internet and video services, coupled with the strength of our multi-product offering, is expected to support our ability to compete effectively against cable competitors across all products and services. We intend to leverage this position to drive subscriber acquisition and retention of Internet and video customers while enhancing the overall profitability of our subscriber bases.

     We will seek to minimize the decline in revenues from legacy voice and data services through strategic pricing actions, proactive management of the pace of customer migration to IP-based networks, targeted marketing of existing services, and leveraging the strength of our core connectivity services portfolio.

     Other areas of focus for 2008 include driving improvements in customer experience and introducing new products and services to the market more quickly that balance innovation with profitability. We plan to expand our residential broadband services to help customers manage information needs in their homes by investing in FTTN to enhance performance, adding VAS, and offering programs to provide a better customer experience. In our Video unit, we intend to continue investing in new growth areas, such as HD programming, to further our goal of becoming the leader in “on-demand” television. Our Enterprise unit will continue to deliver network-centric ICT solutions to large enterprise and public sector clients that increase the value of IP services, while our SMB unit will continue to leverage its Virtual Chief Information Officer (VCIO) strategy by further expanding value-added service offerings, such as hosting, to augment and enhance its traditional connectivity business.

12 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

BELL WIRELESS

The wireless market in Canada is expected to grow for several more years as a result of increasing wireless penetration. The Canadian wireless industry’s current market penetration is approximately 61% of the population, compared with 57% and 52% at the end of 2006 and 2005, respectively. The CRTC’s implementation of Wireless Number Portability, as well as the potential for increased competition as a result of the AWS spectrum auction in 2008, will result in customer satisfaction and retention becoming even more critical over time. In addition, wireless operators are continuing to invest in high-speed data networks to enable a wider suite of wireless data products and services in the market.

     We expect that our Wireless unit will continue to be a key contributor to Bell’s revenue and EBITDA results in 2008. The financial performance of Bell Mobility will depend on its continued ability to focus on profitable growth and the sound execution of its market strategies. We expect our wireless revenues to be driven by higher ARPU from new services, careful price management and continued disciplined expansion of our subscriber base. We plan to achieve higher ARPU through ongoing technological improvements in our handset and device portfolio from our manufacturers and our faster data speeds that are allowing our clients to make fuller use of our services. We are also aiming to achieve data growth, driven by higher demand for data services and increasing usage from wireless services such as text and picture messaging, web browsing, music and video downloads and community portals such as Facebook and YouTube.

     We intend to continue introducing new products and services that balance innovation with profitability and that are brought to market in a timely manner. The ongoing development of wireless data transmission technologies has led to the development of more sophisticated wireless devices with increasingly advanced capabilities, including access to e-mail and other corporate IT platforms, news, sports, financial information and services, photos, music and streaming video clips, mobile television and other functions. We believe that the introduction of such new applications will drive the growth for data transmission services. As a result, we aim to introduce additional high-speed enabled data applications and other services to our wireless customers in order to deliver increasing value to them. In order to facilitate this objective, we will likely continue to upgrade our wireless network to be able to offer the data transmission capabilities required by these new applications.

BELL ALIANT

In 2008, Bell Aliant plans to execute on two key strategic priorities to address growing competitive pressures in its marketplace. Firstly, it intends to provide a superior customer experience by further improving customer service, providing value through leading products and services, as well as by strong community involvement. Secondly, it intends to drive operational efficiency by disciplined management of its cost structure to grow distributable cash and deliver value to unitholders. In addition, Bell Aliant’s scale, access to leading-edge technology and ongoing collaboration with Bell are expected to contribute to improving operational effectiveness and reducing costs. Bell Aliant also expects to continue exploring opportunities for further consolidation via acquisitions of other regional and rural operations.

     This section on Business Outlook and Assumptions contains forward-looking statements and related assumptions. For a description of certain risk factors that could cause actual results to differ materially from our expectations expressed in or implied by such forward-looking statements and related assumptions, refer in particular to Our Competitive Environment, Our Regulatory Environment and Risks that Could Affect Our Business and Results.

Bell Canada Enterprises 2007 Annual Report 13

Management’s Discussion and Analysis

Selected Annual and Quarterly Information

ANNUAL FINANCIAL INFORMATION

The following tables show selected consolidated financial data of BCE, prepared in accordance with Canadian generally accepted accounting principles (GAAP) for each year from 2003 to 2007. We discuss the factors that caused our results to vary over the past three years throughout this MD&A.

	2007	2006	2005	2004	2003

Operations

Operating revenues	17,866	17,656	17,551	16,961	16,707
Cost of revenue, exclusive of depreciation and amortization	(4,170)	(4,020)	(4,048)	(3,835)	(3,925)
Selling, general and administrative expenses	(6,722)	(6,854)	(6,659)	(6,283)	(5,929)

EBITDA	6,974	6,782	6,844	6,843	6,853

Depreciation	(2,550)	(2,505)	(2,511)	(2,499)	(2,458)
Amortization of intangible assets	(649)	(623)	(550)	(501)	(543)
Restructuring and other	(336)	(355)	(55)	(1,219)	(14)

Operating income	3,439	3,299	3,728	2,624	3,838
Other income (expense)	2,395	(188)	12	420	190
Interest expense	(859)	(940)	(934)	(942)	(1,040)

Pre-tax earnings from continuing operations	4,975	2,171	2,806	2,102	2,988
Income taxes	(725)	(74)	(792)	(594)	(1,069)
Non-controlling interest	(332)	(217)	(191)	(123)	(158)

Earnings from continuing operations	3,918	1,880	1,823	1,385	1,761
Discontinued operations	139	127	138	139	54

Net earnings before extraordinary gain	4,057	2,007	1,961	1,524	1,815
Extraordinary gain	–	–	–	69	–

Net earnings	4,057	2,007	1,961	1,593	1,815
Dividends on preferred shares	(131)	(70)	(70)	(70)	(64)
Premium on redemption of preferred shares	–	–	–	–	(7)

Net earnings applicable to common shares	3,926	1,937	1,891	1,523	1,744

Included in net earnings
Net gains on investments
Continuing operations	2,115	419	33	410	(81)
Discontinued operations	137	106	(6)	11	83
Restructuring and other	(210)	(222)	(37)	(770)	3
Cost incurred to form Bell Aliant	–	(42)	–	–	–
Net earnings per common share
Continuing operations – basic	4.71	2.10	1.89	1.42	1.83
Continuing operations – diluted	4.70	2.10	1.89	1.42	1.82
Net earnings – basic	4.88	2.25	2.04	1.65	1.90
Net earnings – diluted	4.87	2.25	2.04	1.65	1.89

Ratios
EBITDA margin (%)	39.0%	38.4%	39.0%	40.3%	41.0%
EBITDA to interest ratio (times)	8.12	7.21	7.33	7.26	6.59
Operating margin (%)	19.2%	18.7%	21.2%	15.5%	23.0%
Return on equity (%)	30.0%	15.7%	14.9%	12.6%	15.2%

14 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

	2007	2006	2005	2004	2003

Balance Sheet

Total assets	37,797	37,171	40,567	39,055	39,756
Long-term debt (including current portion)	11,084	12,731	12,853	12,234	13,503
Net debt	8,680	12,198	12,600	12,103	13,027
Total capitalization	27,015	27,745	30,219	29,035	29,988
Preferred shares	2,770	1,670	1,670	1,670	1,670
Common shareholders’ equity	14,462	11,697	13,051	12,354	11,895

Ratios
Net debt to total capitalization (%)	32.1%	44.0%	41.7%	41.7%	43.4%
Net debt to EBITDA (times)	1.24	1.80	1.84	1.77	1.90
Total debt to total assets (times)	0.30	0.34	0.32	0.32	0.34
Long-term debt to equity (times)	0.64	0.95	0.87	0.87	1.00

Cash flows
Cash flows from operating activities	5,704	5,366	5,319	5,252	5,701
Cash flows used in investing activities	(69)	(3,701)	(3,762)	(3,551)	(2,797)
Capital expenditures	(3,151)	(3,133)	(3,357)	(3,272)	(3,052)
Business acquisitions	(163)	(71)	(228)	(1,118)	(54)
Business dispositions	3,123	–	–	2	10
Bell Aliant	(7)	(255)	–	–	–
Other investing activities	13	(2)	39	183	167
Cash flows used in financing activities	(3,914)	(3,639)	(1,613)	(2,571)	(2,704)
Repurchase of common shares	(227)	(1,241)	–	–	–
Net issuance of equity instruments	153	29	25	32	172
Net repayment of debt instruments	(1,766)	(432)	(47)	(1,140)	(1,541)
Financing activities of subsidiaries with third parties	(333)	(292)	(77)	(17)	(29)
Cash dividends paid on common shares	(1,147)	(1,169)	(1,195)	(1,108)	(1,029)
Cash dividends paid on preferred shares	(124)	(84)	(86)	(85)	(61)
Cash dividends/distributions paid by subsidiaries to
non-controlling interest	(404)	(293)	(169)	(179)	(172)
Cash provided by discontinued operations	356	2,110	121	528	216

Ratios
Free cash flow	891	685	551	791	1,554
Capital intensity (%)	17.6%	17.7%	19.1%	19.3%	18.3%

Share Information

Average number of common shares (millions)	804.8	861.4	926.8	924.6	920.3
Common shares outstanding at end of year (millions)	805.3	807.6	927.3	925.9	924.0
Market capitalization	31,930	25,359	25,844	26,777	26,704
Dividends declared per common share (dollars)	1.46	1.32	1.32	1.20	1.20
Book value per share (dollars)	17.96	14.48	14.07	13.34	12.87
Total dividends declared on common shares	(1,172)	(1,132)	(1,222)	(1,110)	(1,105)
Total dividends declared on preferred shares	(131)	(70)	(70)	(70)	(64)
Market price per common share (dollars)
High	41.74	32.92	32.95	30.00	32.35
Low	29.13	25.56	26.60	25.75	26.60
Close	39.65	31.40	27.87	28.92	28.90

Ratios
Common dividend yield (%)	3.6%	4.6%	4.6%	4.1%	3.9%
Common dividend payout ratio (%)	29.2%	60.4%	63.2%	72.8%	59.0%
Price to earnings ratio (times)	8.13	13.96	13.66	17.53	15.21
Price to book ratio (times)	2.21	2.17	1.98	2.17	2.25
Price to cash flow ratio (times)	12.51	12.12	13.15	13.51	10.03

Other data
Number of employees (thousands) (1)	54	54	56	51	54

(1) The number of employees for 2004 excludes virtually all employees who left under the voluntary departure program of 2004.

Bell Canada Enterprises 2007 Annual Report 15

Management’s Discussion and Analysis

QUARTERLY FINANCIAL INFORMATION

The following table shows selected consolidated financial data by quarter for 2007 and 2006. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2007				2006

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenues	4,549	4,494	4,438	4,385	4,532	4,407	4,374	4,343
EBITDA	1,668	1,789	1,777	1,740	1,639	1,712	1,733	1,698
Depreciation	(618)	(649)	(651)	(632)	(641)	(626)	(629)	(609)
Amortization of intangible assets	(173)	(165)	(156)	(155)	(155)	(161)	(160)	(147)
Restructuring and other	(150)	(78)	(72)	(36)	(91)	(126)	(50)	(88)

Operating income	727	897	898	917	752	799	894	854
Earnings from continuing operations	2,388	442	562	526	714	322	441	403
Discontinued operations	–	(2)	138	3	3	(20)	53	91

Net earnings	2,388	440	700	529	717	302	494	494
Net earnings applicable to common shares	2,354	406	667	499	699	285	476	477

Included in net earnings
Net gains on investments
Continuing operations	1,873	7	132	103	410	8	–	1
Discontinued operations	–	–	136	1	2	(11)	35	80
Restructuring and other	(96)	(43)	(46)	(25)	(66)	(71)	(27)	(58)
Costs incurred to form Bell Aliant	–	–	–	–	–	(28)	(14)	–

Net earnings per common share
Continuing operations – basic	2.93	0.51	0.65	0.62	0.83	0.38	0.47	0.42
Continuing operations – diluted	2.92	0.51	0.65	0.62	0.83	0.38	0.47	0.42
Net earnings – basic	2.93	0.50	0.83	0.62	0.84	0.36	0.53	0.52
Net earnings – diluted	2.92	0.50	0.83	0.62	0.84	0.36	0.53	0.52
Average number of common shares outstanding – basic (millions)	805.2	804.9	803.2	806.0	811.6	818.8	896.4	920.5

Fourth Quarter Highlights

BCE’s operating revenue was $4,549 million in the fourth quarter of 2007, or 0.4% higher compared to the same period in 2006.

     Operating revenues at Bell increased 1.7% to $3,815 million in the fourth quarter of 2007 compared to the same period in 2006 as increases in revenue from wireless, video and data more than offset declines in local and access and long distance revenues.

     Bell’s higher revenue, increased productivity savings and success in our Enterprise unit all contributed significantly to our overall improvement in EBITDA.

     Restructuring and other of $150 million in the fourth quarter of 2007 increased by $59 million from $91 million for the same period in 2006. The $59 million increase included:

  an increase of $36 million related to workforce reduction initiatives, and charges for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce between 2004 to 2007 an increase in other charges of $23 million related primarily to transaction costs associated with our review of the strategic alternatives, employee retention costs and a charge of $37 million for uneconomic broadband expansion approved by the CRTC.

Earnings from continuing operations of $2,388 million in the fourth quarter of 2007 includes the gain on sale of $1,893 million, net of taxes of $407 million, in conjunction with the sale of Telesat.

16 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

Financial Results Analysis

This section provides detailed information and analysis about our performance in 2007 compared with 2006 and 2006 compared with 2005. It focuses on our consolidated operating results and provides financial information for each of our operating segments.

CONSOLIDATED ANALYSIS

				% CHANGE

	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Operating revenues	17,866	17,656	17,551	1.2%	0.6%
Cost of revenue, exclusive of depreciation and amortization	(4,170)	(4,020)	(3,933)	(3.7%)	(2.2%)
Selling, general and administrative expenses	(6,722)	(6,854)	(6,774)	1.9%	(1.2%)

EBITDA	6,974	6,782	6,844	2.8%	(0.9%)
Depreciation	(2,550)	(2,505)	(2,511)	(1.8%)	0.2%
Amortization of intangible assets	(649)	(623)	(550)	(4.2%)	(13.3%)
Restructuring and other	(336)	(355)	(55)	5.4%	n.m.

Operating income	3,439	3,299	3,728	4.2%	(11.5%)
Other income (expense)	2,395	(188)	12	n.m.	n.m.
Interest expense	(859)	(940)	(934)	8.6%	(0.6%)

Pre-tax earnings from continuing operations	4,975	2,171	2,806	n.m.	(22.6%)
Income taxes	(725)	(74)	(792)	n.m.	90.7%
Non-controlling interest	(332)	(217)	(191)	(53.0%)	(13.6%)

Earnings from continuing operations	3,918	1,880	1,823	n.m.	3.1%
Discontinued operations	139	127	138	9.4%	(8.0%)

Net earnings	4,057	2,007	1,961	n.m.	2.3%
Dividends on preferred shares	(131)	(70)	(70)	(87.1%)	0.0%

Net earnings applicable to common shares	3,926	1,937	1,891	n.m.	2.4%

Earnings per share (EPS)	4.88	2.25	2.04	n.m.	10.3%

n.m.: not meaningful

Operating Revenues

2007 Compared to 2006

Total operating revenues at BCE increased to $17,866 million in 2007, or 1.2% over revenues of $17,656 million in 2006. The year-over-year improvement was primarily the result of higher revenues at Bell and at Bell Aliant where growth in Internet and IT services more than offset declining revenues from local wireline and long distance services. This was partly offset by lower revenues at Telesat, reflecting the inclusion of only ten months of revenue in 2007 due to its sale, compared with a full twelve months in 2006.

     Revenues at Bell improved 1.4% in 2007 to $14,743 million from $14,541 million last year. The year-over-year increase was fuelled by revenue growth at our Bell Wireless segment, offset partly by lower revenues at our Bell Wireline segment. Revenues at Bell Wireless grew 7.9% in 2007, due primarily to a significant improvement in ARPU and an increased number of subscribers.

     The 1.0% decrease in Bell Wireline segment revenues this year was caused by further erosion of legacy voice and data revenues, resulting from ongoing residential local line losses and continued business customer migration to IP-based services, as well as by continuing competitive pressures in our wholesale business. However, we continued to manage the pace of revenue erosion in our traditional wireline services through residential customer retention initiatives, strategic product pricing increases, and careful control over IP migration. Continued solid growth in video, Internet, and IP broadband connectivity revenues in 2007 also moderated the year-over-year decrease in Bell Wireline revenues.

     Revenues from our growth services portfolio, comprised of wireless, video, high-speed Internet, and other next-generation services such as ICT solutions, grew by 7.8% this year and accounted for 59% of Bell’s revenues at the end of 2007, compared with 55% at the end of 2006.

     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

2006 Compared to 2005

Total operating revenues at BCE increased to $17,656 million in 2006, 0.6% higher than 2005, reflecting higher revenues across all segments.

Bell Canada Enterprises 2007 Annual Report 17

Management’s Discussion and Analysis

     Revenues at Bell improved 0.5%, year over year, to $14,541 million. This was driven primarily by increased revenues at Bell Wireless, offset by lower revenues within our Bell Wireline segment. Bell Wireless revenue growth of 11.6% was fuelled by higher ARPU and an increased number of wireless customers, while the 2.9% decrease in Bell Wireline revenues was caused by the continued erosion of legacy services revenue due to residential local line losses and business customer migration to IP, competitive pricing pressures in our business and wholesale market segments, and the impact of various regulatory decisions. In addition, our results for 2005 included revenues from a number of non-recurring sales which negatively affected revenue growth in 2006. These items included the sale of customer contracts in our Enterprise unit related to legacy point-of-sale systems, fibre and access capacity sales in our Wholesale unit, the sale of U.S. conferencing solutions contracts in our SMB unit, the early termination of a cross-border facilities contract and the recognition of deferred revenues related to unused prepaid minutes. Higher revenues in our video and Internet units, as well as solid ICT growth in our Enterprise and SMB units moderated the year-over-year decrease in Bell wireline revenues.

     Revenues from growth services, which grew by 10.2% in 2006, accounted for 55% of total revenues at the end of the year compared with 52% at the end of 2005.

     Revenues at Bell Aliant also improved in 2006, due primarily to higher revenues from increased sales of Internet, data and IT services, which more than offset revenue declines from Bell Aliant’s legacy services.

     See Segmented Analysis for a discussion of operating revenues on a segmented basis.

Operating Expenses

2007 Compared to 2006

Total operating expenses at BCE increased 0.2% in 2007 to $10,892 million from $10,874 million in 2006. The marginal year-over-year increase reflected higher cost of revenue, offset largely by reduced selling, general and administrative expenses.

     Cost of revenue was up 3.7% in 2007 to $4,170 million, compared with $4,020 million last year. The year-over-year increase was driven by:

  higher overall revenues at Bell and Bell Aliant

  higher wireless network operating expenses, due primarily to higher roaming volumes combined with increased minutes of airtime usage and increased transmission expenses to support a larger subscriber base, a greater number of cell sites, third-party data content providers and improved network quality and coverage higher product cost of sales consistent with increased wireless and high-speed Internet gross subscriber activations, increased wireless customer retention activity, increased business equipment sales in our Bell West unit and increased product sales at Bell Aliant.

     These cost pressures were moderated by the positive impact of:

  decreased payments to other carriers, reflecting both lower rates and volume of minutes a favourable judicial decision with respect to CRTC video broadcast licence fees lower network termination costs from reduced southbound call traffic to the United States other cost containment and productivity initiatives.

Selling, general and administrative expenses include salaries, wages and benefits not directly attributable to a service or product, net benefit plans cost, bad debt charges, taxes other than income, marketing, advertising and sales commission costs, customer billing, call centre and IT costs, professional service fees, and rent. Selling, general and administrative expenses decreased 1.9% in 2007 to $6,722 million from $6,854 million in 2006. The year-over-year decline resulted primarily from:

  lower marketing and sales expenses, reflecting reduced handset subsidies at Bell Mobility and decreased advertising costs lower labour costs at Bell driven by decreased use of consultants decreased real estate costs driven by workforce reduction initiatives and lower rents lower net benefit plans cost, due mainly to a higher return on plan assets and the phase-out in 2006 of other post-employment benefits for future retirees.

These lower costs were partly offset by a number of cost increases during the year, including higher call centre outsourcing costs to handle greater call volumes and improve customer service, increased customer retention costs stemming from a higher number of handset upgrades in our wireless unit and greater customer winback activity in our Wireline segment, and higher bad debt expense from an increased focus on accounts receivable management. Higher total labour costs at Bell Aliant, increased IT service contract labour and greater outsourcing activity further offset the overall improvement in selling, general and administrative expenses in 2007.

18 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

2006 Compared to 2005

Operating expenses were $10,874 million in 2006, compared with $10,707 million in 2005, representing a 1.6% year-over-year increase. Higher selling, general and administrative expenses were partly offset by lower cost of revenue.
     Cost of revenue declined 0.7% in 2006 to $4,020 million from $4,048 million in 2005. The year-over-year improvement can be attributed to:

  decreased payments to other carriers as a result of reduced traffic and lower rates the non-recurrence of costs associated with restoring service levels in 2005 following resolution of a labour dispute with technicians in Ontario costs associated with one-time sales in our Enterprise and Wholesale units in 2005 related to customer contracts for legacy point-of-sales systems, the early termination of a cross-border facilities contract, and fibre and access capacity sales, which did not recur in 2006 the impact of cost savings initiatives such as One Bill and reducing missed customer appointments for wireline installations and repairs.

These factors were largely offset by:

  higher wireless network costs resulting from increased network usage relating to both voice and data services, as well as increased roaming increased wireless equipment costs consistent with an increase in wireless devices sold from higher gross activations and handset upgrades increased volume of connection and service requests

  higher hardware costs, particularly at Bell ExpressVu

  higher cost of product sales, due to growth in product and IT fulfillment sales at Bell Aliant.

Selling, general and administrative expenses were $6,854 million in 2006, compared with $6,659 million in 2005. The 2.9% year-over-year increase was due mainly to higher wireless and video subscriber acquisition costs, higher wireless customer retention costs, increased IT expenses, higher advertising costs, and increased net benefit plans cost. Lower labour costs, resulting mainly from employee workforce reductions and increased out-sourcing of call centre functions, as well as lower real estate expenses partly offset higher selling, general and administrative expenses in 2006.

Operating Income

2007 Compared to 2006

Operating income in 2007 at BCE was $3,439 million compared with $3,299 million in 2006, representing an increase of 4.2% year over year. Similarly, Bell’s operating income improved 4.7% this year to $2,609 million from $2,492 million in 2006. The year-over-year increases were due mainly to higher operating revenues from our Bell Wireless segment and from Bell Aliant, offset partly by higher operating expenses as described above, increased amortization expense, and higher restructuring and other charges related mainly to workforce reduction initiatives and costs associated with the Privatization. Ongoing productivity improvements also contributed to the improvement in operating income this year.

     See Segmented Analysis for a discussion of operating income on a segmented basis.

2006 Compared to 2005

Operating income for BCE was $3,299 million in 2006, down 11.5% from $3,728 million in 2005. Similarly, Bell’s operating income decreased 13.7% in 2006 to $2,492 million from $2,886 million in the previous year. The year-over-year decreases experienced in 2006 can be attributed in large part to restructuring and other charges associated with employee departures at Bell, the relocation of employees and closing of real estate facilities related to a reduced workforce, and transaction costs related to the formation of Bell Aliant. Higher operating expenses as explained above also contributed to lower operating income in 2006. This was partly offset by higher overall operating revenues and increased cost savings from various supply chain and process improvement initiatives.

     See Segmented Analysis for a discussion of operating income on a segmented basis.

EBITDA

2007 Compared to 2006

EBITDA at BCE increased 2.8% in 2007 to $6,974 million from $6,782 million in 2006, reflecting improved performance at Bell. This was offset partly by lower EBITDA at Bell Aliant in 2007 where higher labour costs, higher expenses related to growth in IT sales, and increased net benefit plans cost due to a pension valuation allowance adjustment more than offset higher revenues, as well as by lower EBITDA at Telesat due to the recognition of only ten months of results in 2007 compared with a full twelve months in 2006 due to its sale on October 31, 2007. The combined impact of higher operating revenues and higher EBITDA in 2007 contributed to a 0.6 percentage point improvement in BCE’s EBITDA margin, which increased to 39.0% this year from 38.4% in 2006.

     Bell’s EBITDA increased 4.1% in 2007 to $5,496 million, compared with $5,280 million in the previous year. This corresponds to an EBITDA margin of 37.3%, representing a 1.0 percentage point improvement over 2006. The year-over-year increase in EBITDA mainly reflected the growth in contribution from our Bell Wireless

Bell Canada Enterprises 2007 Annual Report 19

Management’s Discussion and Analysis

segment, where higher revenues and lower marketing and sales expenses drove improved financial performance. Despite continued erosion of our high-margin legacy voice and data revenues and higher bad debt expense, EBITDA for our Bell Wireline segment increased slightly, year over year, due to lower labour costs, careful control over cost of revenue, and decreased sales and marketing expenses.

     Lower net benefit plans cost also positively impacted BCE and Bell EBITDA in 2007, decreasing by 19.8% in 2007 to $410 million from $511 million in 2006. The reduction was due mainly to a plan amendment related to the phase-out over the next 10 years of other post-employment benefits for future retirees and an improvement in the market-related value of the pension plan assets mainly as a result of favourable actual market returns in the pension funds in 2007.

2006 Compared to 2005

EBITDA for BCE decreased 0.9% in 2006 to $6,782 million from $6,844 million in 2005, reflecting lower EBITDA at Bell, Bell Aliant and Telesat. Accordingly, BCE’s EBITDA margin decreased to 38.4%, compared with 39.0% in 2005.

     EBITDA at Bell was $5,280 million, down 0.7% compared with $5,319 million in 2005. This corresponded to a 0.5 percentage point reduction in EBITDA margins to 36.3% in 2006 from 36.8% in the prior year. The year-over-year decrease was largely the result of higher net benefit plans cost. The continued loss of legacy voice and data revenues due to increased cable telephony competition and the continued migration of business customers to IP-based services, as well as higher wireless customer acquisition and retention costs, also had a negative impact on Bell’s EBITDA in 2006. These cost and margin pressures were partly offset by higher wireless revenues, reduced labour costs achieved through workforce reductions and other productivity initiatives such as the outsourcing of call centre functions, the resolution of residual service issues related to a labour dispute with our technicians in Ontario in 2005, and lower video and Internet subscriber acquisition costs.

     EBITDA at Bell Aliant decreased, year over year, as higher IT revenues were offset by a consequent increase in associated expenses, as well as by higher labour costs.

     The year-over-year decrease in EBITDA at Telesat was due primarily to special compensation costs related to executive management changes and non-recurring revenues generated in 2005 from the sale of network services.

     Net benefit plans cost negatively impacted BCE and Bell EBITDA in 2006. Net benefit plans cost of $511 million represented an increase of $152 million, or 42%, compared with $359 million in 2005. The increase was due mainly to a reduction in the discount rate from 6.2% in 2005 to an average of 5.4% in 2006, which increased the cost of our pension plan liabilities.

Depreciation and Amortization of Intangible Assets

The amount of our depreciation and amortization of intangible assets in any year is affected by:

  how much we invested in new capital assets in previous years how many assets we retired during the year

  changes in accounting rules and estimates.

Depreciation and amortization expense increased $71 million, or 2.3%, in 2007 and $67 million, or 2.2%, in 2006. Both were the result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as capital spending that continues to be higher than asset retirements. In 2007, the increase was partly offset by the sale of Telesat on October 31, 2007 and a slight increase in the average life of capital assets.

Restructuring and Other

This category includes various income and expenses that are not directly related to the operating revenues generated during the year.

2007

We recorded restructuring and other charges of $336 million in 2007. These included:

  charges of $42 million related to workforce reduction initiatives for the involuntary departure of approximately 650 employees charges of $26 million related to a voluntary early retirement plan accepted by approximately 250 employees. The program is complete.

  charges of $77 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce between 2004 to 2007. Included in this charge is $16 million related to our plan to relocate employees to campus environments in Calgary, Toronto and Montreal, which will be complete by 2009.

  charges of $27 million at Bell Aliant related mainly to workforce reduction costs

20 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

  charges of $164 million related primarily to transaction costs associated with our review of strategic alternatives, employee retention costs and a charge of $37 million for uneconomic broadband expansion approved by the CRTC. The transaction costs were for financial advisory, professional and consulting fees. We expect to incur additional costs to complete the Privatization through to closing.

2006

We recorded restructuring and other charges of $355 million in 2006. These included:

  charges of $82 million related to workforce reduction initiatives for the involuntary departure of approximately 1,810 employees charges of $72 million for relocating employees and closing real estate facilities that were no longer needed because of the reduction in the workforce charges of $11 million at Bell Aliant related to work-force reduction costs other charges of $190 million related primarily to transaction costs associated with the formation of Bell Aliant. These transactions costs consisted of financial advisory, professional and consulting fees.

2005

We recorded restructuring and other charges of $55 million in 2005. These included:

  charges of $51 million related to workforce reduction initiatives for the involuntary departure of approximately 950 employees charges of $49 million for relocating employees and closing real estate facilities that were no longer needed because of the reduction in the workforce resulting from the 2004 employee departure program.

     These charges were partly offset by reversals of restructuring provisions of $45 million relating to the 2004 employee departure program that were no longer necessary since actual payments were lower than estimated.

Other Income (Expense)

Other income (expense) includes income (expense) that we receive (incur) from activities that are not part of our main business operations, such as:

  net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments foreign currency gains (losses)

  interest income on cash and cash equivalents

  other miscellaneous income or expense.

2007

Other income of $2,395 million in 2007 included a $2,300 million gain on sale of Telesat, our satellite services subsidiary, on October 31, 2007 and a $92 million dilution gain resulting from an issuance of units by Bell Aliant, in conjunction with its privatization of the Bell Nordiq Income Fund, in which we did not participate, partly offset by an increase in foreign exchange losses.

2006

Other expense of $188 million in 2006 included a $148 million charge for premium costs on early redemption of Bell Aliant debt, $122 million of which was recorded as a result of the formation of Bell Aliant, and a $36 million loss as a result of our decision to exit a line of business. This was partly offset by a $9 million gain on the acquisition of Nortel Networks Corporation (Nortel) shares by the Bell Canada pension fund.

2005

Other income of $12 million in 2005 included a $39 million dilution gain related to our interest in TerreStar Networks Inc., a mobile satellite services company partly offset by a charge of $33 million related to the tax loss monetization program between Bell Canada and Bell Canada International Inc. (BCI).

Interest Expense

Interest expense decreased $81 million, or 8.6%, to $859 million in 2007 as a result of both lower average debt balances and the refinancing of debt at lower rates.

     Interest expense of $940 million in 2006 increased by $6 million, or 0.6%, compared to $934 million in 2005. This was a result of higher average debt balances, partly offset by lower average interest expense from the refinancing of debt at lower rates.

Income Taxes

2007 Compared to 2006

Income taxes of $725 million in 2007 increased by $651 million compared to $74 million in 2006. We recognized $407 million of tax expense in 2007 related to the $2,300 million gain on sale of Telesat. In 2006, we recognized a future tax asset of $434 million in respect of approximately $2,341 million of previously unrecognized capital loss carryforwards as a result of the pending sale of Telesat.

Bell Canada Enterprises 2007 Annual Report 21

Management’s Discussion and Analysis

     The increase was partly offset by the non-taxable portion of Bell Aliant’s income in the first half of 2007, the reduction in federal income tax rates applicable to future years and the settlements with tax authorities in 2007 of uncertain tax positions related to the sale of an investment in a prior year and other audit issues. In 2006, we realized tax savings from income tax adjustments resulting from the decrease in federal income tax rates, the elimination of the large corporation tax stemming from the 2006 federal budget and favourable audit settlements.

     As a result, the effective tax rate increased to 14.6% in 2007 compared to 3.4% in 2006.

2006 Compared to 2005

Income taxes of $74 million in 2006 decreased by $718 million, or 91%, compared to $792 million in 2005. This was due mainly to:

  the recognition of a future tax asset totalling $434 million lower pre-tax earnings

  the impact of the non-taxable portion of Bell Aliant’s income.

This decrease was partly offset by $99 million of tax savings in 2005 resulting from the tax loss monetization program between Bell Canada and BCI.

     As a result, the effective tax rate decreased to 3.4% in 2006 compared to 28.2% in 2005.

Non-Controlling Interest

The non-controlling interest in the statement of operations reflects the percentage ownership of a subsidiary owned by others multiplied by the amount of the subsidiary’s after-tax earnings.

2007 Compared to 2006

Non-controlling interest of $332 million in 2007 increased $115 million or 53% compared to $217 million in 2006. The increase reflects Bell Aliant’s higher net earnings in 2007, the debt redemption and transaction costs incurred by Bell Aliant in 2006 and our decreased ownership interest upon the formation of Bell Aliant in the third quarter of 2006. The increase was partly offset by the decrease in dividends paid to non-controlling interest as a result of the exchange of the Bell Canada preferred shares for a corresponding series of First Preferred Shares of BCE Inc.

2006 Compared to 2005

Non-controlling interest of $217 million in 2006 increased by $26 million, or 13.6%, compared to $191 million in 2005. This was mainly due to our decreased ownership interest upon the formation of Bell Aliant, partly offset by the non-controlling interest in the premium costs incurred by Bell Aliant on the early redemption of long-term debt and by transaction costs associated with Bell Aliant.

Discontinued Operations

2007

The net gain from discontinued operations of $139 million in 2007 relates mainly to Bell Aliant’s gain on sale of its directory business, Aliant Directory Services (ADS), of $110 million in 2007.

2006

On August 30, 2006, we reduced our interest in CTVglobemedia Inc. (CTVglobemedia) to 20% from 68.5%. In September 2006, CTVglobemedia completed its takeover bid for CHUM Limited. As a result of the transaction, our interest in CTVglobemedia was reduced to 15%. Our remaining investment in CTVglobemedia is accounted for using the cost method and is presented as a discontinued operation.

     The net gain from discontinued operations of $127 million in 2006 represents the gain on disposition of CGI Group Inc. (CGI) of $79 million, a gain of $52 million realized on the return of capital from BCI, a $7 million gain on acquisition of our remaining CGI shares by the Bell Canada pension fund, and operating income at CTVglobemedia, partly offset by a write-down of $17 million on our remaining investment in CGI.

2005

The net gain from discontinued operations of $138 million in 2005 relates mainly to our share of both CGI and CTVglobemedia’s operating income.

22 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

Dividends on Preferred Shares

Dividends on preferred shares of $131 million in 2007 increased by $61 million, or 87%, compared to $70 million in 2006. This increase resulted from the new series of preferred shares created further to the Bell Canada plan of arrangement whereby all of the issued and outstanding series of preferred shares of Bell Canada, the dividends on which were previously classified as non-controlling interest at BCE, were exchanged for a corresponding series of First Preferred Shares of BCE Inc. The Bell Canada plan of arrangement was effective on January 31, 2007.

Net Earnings and EPS

2007 Compared to 2006

Net earnings applicable to common shares for 2007 were $3,926 million, or $4.88 per common share, which represents an increase over 2006 net earnings of $1,937 million, or $2.25 per common share. Included in 2007 net earnings was a charge of $210 million for restructuring and other and net gains on investments of $2,252 million. Net gains on investments included:

  a net gain on disposition of $1,893 million on the sale of Telesat the reversal of a tax liability due to the settlement of an uncertain tax position in connection with the sale of an investment in a prior year a net gain from discontinued operations of $110 million on Bell Aliant’s sale of ADS a $92 million dilution gain as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund.

In 2006, earnings were impacted by a net charge of $222 million for restructuring and other, net gains on investments of $525 million and costs incurred to form Bell Aliant of $42 million. Net gains on investments in 2006 included the recognition of a future tax asset of $434 million in respect of approximately $2,341 million of previously unrecognized capital loss carryforwards which were recognized as a result of the pending sale of Telesat. Excluding the impact of these items, net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant(1) increased by $208 million in 2007.
     The increase of $208 million in 2007 can be attributed to higher EBITDA, lower interest expense and lower income taxes due mainly to the favourable resolution of uncertain tax positions and the reduction in future income tax rates. The impact of these items more than offset the increase in non-controlling interest and depreciation and amortization expense. Consequently, on an EPS basis, net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant increased by $0.39 per common share, year over year, to $2.34.

2006 Compared to 2005

Net earnings applicable to common shares were $1,937 million, or $2.25 per common share, which represents an increase of 2.4% compared with net earnings of $1,891 million, or $2.04 per common share, in 2005. Included in net earnings in 2005 was a charge of $37 million from restructuring and other and net gains on investments of $27 million. As a result, 2006 net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant of $1,676 million, were down $225 million.

     The $225 million decrease was a result of higher depreciation and amortization expenses, higher net benefit plans cost and discontinued operations, partly offset by improved EBITDA performance and lower income taxes. Consequently, on an EPS basis, net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant decreased by $0.10 per common share, year over year, to $1.95.

SEGMENTED ANALYSIS

At the beginning of 2007, our management structure changed and, as a result, our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. We have restated prior periods to reflect these new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

(1) Net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant is a non-GAAP financial measure. See Non-GAAP Financial Measures – Net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant in this MD&A for more details, including a reconciliation to the most comparable GAAP financial measure.

Bell Canada Enterprises 2007 Annual Report 23

Management’s Discussion and Analysis

				% CHANGE

OPERATING REVENUES	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Bell Wireline	10,660	10,763	11,084	(1.0%)	(2.9%)
Bell Wireless	4,131	3,827	3,428	7.9%	11.6%
Inter-segment eliminations	(48)	(49)	(50)	(2.0%)	2.0%

Bell	14,743	14,541	14,462	1.4%	0.5%
Bell Aliant	3,373	3,301	3,267	2.2%	1.0%
Telesat	458	479	475	(4.4%)	0.8%
Inter-segment eliminations	(708)	(665)	(653)	6.5%	(1.8%)

Total operating revenues	17,866	17,656	17,551	1.2%	0.6%

				% CHANGE

OPERATING INCOME	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Bell Wireline	1,397	1,494	2,074	(6.5%)	(28.0%)
Bell Wireless	1,212	998	812	21.4%	22.9%

Bell	2,609	2,492	2,886	4.7%	(13.7%)
Bell Aliant	718	699	734	2.7%	(4.8%)
Telesat	157	142	157	10.6%	(9.6%)
Inter-segment eliminations	(45)	(34)	(49)	(32.4%)	30.6%

Total operating income	3,439	3,299	3,728	4.2%	(11.5%)

Bell Wireline Segment
Bell Wireline Revenue

				% CHANGE

BELL WIRELINE REVENUE	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Local and access	3,586	3,757	4,000	(4.6%)	(6.1%)
Long distance	1,219	1,327	1,547	(8.1%)	(14.2%)
Data	3,641	3,599	3,581	1.2%	0.5%
Video	1,317	1,150	976	14.5%	17.8%
Equipment and other	722	754	796	(4.2%)	(5.3%)

Total external revenues	10,485	10,587	10,900	(1.0%)	(2.9%)
Inter-segment revenues	175	176	184	(0.6%)	(4.3%)

Total Bell Wireline revenue	10,660	10,763	11,084	(1.0%)	(2.9%)

2007 Compared to 2006

Bell Wireline revenues totalled $10,660 million in 2007, down 1.0% from $10,763 million in the previous year. The positive contribution to our top-line results from year-over-year revenue increases in video and data of $167 million and $42 million, respectively, were more than offset by decreases of $171 million in local and access services, $108 million in long distance, and $32 million in equipment sales and other revenues.

Local and Access

Local and access revenues of $3,586 million in 2007, represented a decrease of 4.6% compared with $3,757 million in 2006. The year-over-year revenue decline was due mainly to continued residential NAS erosion and the related loss of optional enhanced features revenue, as well as to discounts related to marketing initiatives focused on our new Home Phone service packages and residential customer winback activities. Local and access revenues were also negatively impacted in 2007 by a CRTC decision associated with the price caps deferral account that took effect June 1, 2006, which mandated a reduction in local rates. The positive revenue impact from rate increases in September 2006 to our business and wholesale access services portfolios and the application of price increases in the past year on certain other basic voice products moderated the year-over-year decrease in local and access revenues.

     Total NAS declined by 511,000 in 2007, compared with a decline of 463,000 in 2006, to reach 8,176,000 lines as at December 31, 2007. The higher total number of local line losses, year over year, reflected the loss of 58,000 business lines, stemming from a major wholesale

24 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

customer’s anticipated decision in the fourth quarter of 2007 to move substantially all of its subscribers onto its own network. There will be an opening balance adjustment to our business NAS at the beginning of 2008 to recognize the further migration of this wholesale customer’s remaining 273,000 lines. The migration of these wholesale lines does not have a material revenue impact. In addition, at the beginning of the third quarter of 2007, our business NAS customer base was decreased by 58,000 to reflect an adjustment in the calculation of local interconnections. Our decline in total NAS this year was also the result of ongoing aggressive competition from major cable television operators for local telephone service, continuing losses to non-related CLECs, and wireline to wireless substitution. As a result of these impacts, the annual rate of NAS erosion for 2007 was 6.5% compared with 5.0% for 2006. Although the rate of residential NAS erosion increased to 9.9% this year from 9.4% in 2006, due to cable telephony footprint expansion in our regions and increased disconnection of non-paying customers, the total absolute number of residential lines lost in 2007 decreased 4.5% year over year. This improvement reflected increased residential customer winbacks and the effectiveness of our customer retention strategies. At the end of 2007, we had 4,650,000 residential lines and 3,526,000 business lines, compared with 5,161,000 and 3,584,000 lines, respectively, one year earlier.

Long Distance

Long distance revenues totalled $1,219 million in 2007, reflecting a year-over-year decrease of 8.1%, compared with revenues of $1,327 million in 2006. The annual percentage decrease in 2007 is the lowest since 2004, although long distance revenues continued to be negatively affected by ongoing NAS erosion, technological substitution to wireless and Internet, losses to toll competitors, pricing pressures across our business and wholesale markets, lower rates on cross-border exchange traffic, and a reduction in total minute volumes. Price increases applied during the first quarter of 2007 on the majority of our residential long distance plans and the positive impact from an increase in the monthly network charge on August 1, 2007 to residential customers from $4.50 to $5.95 moderated the rate of decline in long distance revenues. Consistent with NAS erosion and industry-wide trends, total minute volumes decreased 5.7% in 2007 to 12,500 million conversation minutes from 13,256 million in 2006, reflecting lower domestic and overseas minute volumes in both our consumer and business sectors, as well as competitive pressures in wholesale. As a result, average revenue per minute (ARPM) decreased by $0.001 this year to $0.091 from $0.092 in 2006.

Data

Data revenues increased 1.2% to $3,641 million in 2007, up from $3,599 million in 2006. Data revenue growth was driven mainly by higher Internet revenues, resulting from an increase in the total number of access service connections, increased sales of PC Fusion, and price increases at both Sympatico and our SMB unit. Higher IP and broadband connectivity services revenue in our Enterprise, SMB and Wholesale units also contributed to the year-over-year improvement in data revenues. The impact of adverse regulatory rulings on data revenues was approximately $10 million lower this year compared with 2006. Competitive pricing pressures, the continued migration of business customers’ voice and data traffic to our IP-based systems, decreased sales of ICT solutions to our business customers, and the ongoing transfer of services by wholesale customers onto their own network facilities moderated the increase in data revenues in 2007. Although revenues from legacy products and services decreased year over year, the rate of decline slowed due largely to price increases in legacy services, expansion of our product suites and effective management of IP customer migration in our Enterprise unit.

     The number of high-speed Internet subscribers increased by 124,000 in 2007, compared with 154,000 new net subscriber activations in 2006. In the fourth quarter, we reduced total net activations for 2007 by 11,000 to correct for customer churn adjustments in the first three quarters of this year. Lower net activations in 2007 can be attributed to intense competition, particularly in our consumer markets where aggressive price discounting on competitors’ multi-product bundle offers was prevalent, and to our lack of customer retention offers featuring unlimited usage plans. Stronger overall market demand and the positive impact of a limited-time targeted marketing campaign featuring special promotional rates in our Québec market also contributed to the relatively higher number of net activations in 2006. These factors were partly offset by increased sales of Sympatico’s WiMAX service and higher wholesale demand for access service connections this year. As at December 31, 2007, we had 2,004,000 high-speed Internet subscribers, representing a 6.8% increase over the past year. This figure included a subscriber base adjustment of 3,000 customers, reflecting the net impact of an 18,000 increase at the beginning of the first quarter of 2007 to adjust for prior-year deactivations related to a major upgrade of our order management system and the aggregate removal at the beginning of the first two quarters of this year of 15,000 customers who had no network usage in 2007. These adjustments were not taken into account to determine net activations for 2007.

Bell Canada Enterprises 2007 Annual Report 25

Management’s Discussion and Analysis

Video

Video revenues grew by 14.5% in 2007 to $1,317 million from $1,150 million in 2006, due mainly to higher ARPU. Video ARPU improved significantly, increasing $6 to $60 per month in 2007 from $54 per month last year. The improvement resulted primarily from price increases implemented over the past year, customer upgrades to higher-priced programming packages, and higher rental fee revenue from increased STB rentals.

     Our video churn rate was 1.2% in 2007, compared with 1.0% in the previous year. This result was due largely to a higher number of customers coming off contracts and the application of various price increases over the past year, which resulted in higher voluntary customer deactivations in 2007. Churn was also impacted negatively this year as we accelerated the processing of accounts in collection, resulting in higher deactivations of non-paying customers. As a result of higher churn and weaker sales in our independent retail channels, net activations amounted to 2,000 in 2007, compared with net activations of 93,000 last year. As at December 31, 2007, our video subscriber base totalled 1,822,000.

Equipment Sales and Other

Equipment sales and other revenues decreased 4.2% in 2007 to $722 million, compared with $754 million in 2006. The year-over-year decline was due primarily to decreased sales and maintenance contracts for legacy voice equipment to business customers, which reflects our strategic decision not to pursue low-margin business, as well as to a one-time revenue contribution in the first quarter of 2006 from a network infrastructure installations contract to help restore telecommunications service to the areas in the United States affected by Hurricane Katrina. This year-over-year revenue decrease was partly offset by higher demand for Sympatico’s computer purchase program and higher equipment sales at our Bell West unit.

2006 Compared to 2005

Bell Wireline revenues declined 2.9% in 2006 to $10,763 million from $11,084 million in the prior year. Decreases of $243 million, $220 million and $42 million in local and access, long distance, and equipment and other revenues, respectively, were moderated by revenue increases of $174 million in video and $18 million in data.

Local and Access

Local and access revenues decreased by 6.1% in 2006 to $3,757 million, compared with $4,000 million in 2005. The year-over-year decline was due primarily to ongoing competitive losses of residential NAS and related VAS revenues, as well as to lower revenue from wireline maintenance plans. Local and access revenues were also negatively impacted in 2006 by a number of CRTC decisions, including a mandated reduction in local access rates associated with the price caps deferral account that took effect on June 1, 2006 and a mandated reduction in rates we charge for switching and aggregation services to long distance service providers. These regulatory rulings reduced local and access revenues by approximately $46 million in 2006. The positive impact of price increases to a number of our business and wholesale access services, as well as the stabilization in the rate of erosion of legacy connectivity services, helped to partly offset the year-over-year decrease in local and access revenues.

     Total NAS declined by 463,000 in 2006 compared with local line losses of 297,000 in 2005, primarily as a result of increased competition from cable operators for local telephone service, continuing losses to non-related CLECs and wireline to wireless substitution. This was partly offset by higher wholesale demand for local access lines in Western Canada and an increase in customer winbacks following the CRTC’s decision in April 2006 to reduce the waiting time before we can contact lost customers. The annual rate of NAS erosion in 2006 increased to 5.0% from 3.1% in the prior year, reflecting a higher number of local line losses as the major cable operators in our incumbent territories maintained their intensive marketing efforts and further expanded the footprint of their low-priced local telephony offerings across most of our Ontario and Québec markets. As at December 31, 2006, we had 5,161,000 residential lines and 3,584,000 business lines, compared with 5,696,000 and 3,512,000 lines, respectively, at the end of 2005.

Long Distance

Long distance revenues were $1,327 million in 2006, reflecting a year-over-year decrease of 14.2% compared with $1,547 million in 2005. Lower long distance revenues were due mainly to the impact of continued NAS erosion, escalating wireless substitution, aggressive price competition in our business and wholesale markets, and lower rates on cross-border exchange traffic. The year-over-year decrease was offset partly by an increased network charge to residential and SMB customers implemented on April 15, 2006, as well as by higher

26 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

overseas and calling card per-minute rates. Total minute volumes increased 1.2% in 2006 to 13,256 million conversation minutes from 13,103 million in 2005, reflecting higher domestic and overseas minute volumes. Despite higher minutes, ARPM decreased by $0.013 during 2006 to $0.092, reflecting the impact of rate pressures across all our markets.

Data

Data revenues increased 0.5% to $3,599 million in 2006, compared with $3,581 million in 2005. The slight year-over-year improvement was primarily the result of higher Internet revenues, increased sales of IP-based connectivity and ICT solutions in our Enterprise and SMB units, and increased revenues from the SuperNet (a next-generation broadband access network in Alberta). Aggressive price competition in our enterprise and SMB markets, customer migration towards IP-based systems, and the transfer by wholesale customers of circuit networks onto their own facilities moderated the increase in data revenues for 2006. In addition, the positive impact on revenues in 2005 from a number of non-recurring items, which included the sale of customer contracts within our Enterprise unit related to legacy point-of-sale systems, fibre and access capacity sales in our Wholesale unit, and the early termination of a wholesale cross-border facilities contract affected overall data revenue growth in 2006 when similar sales did not occur.

     The number of high-speed Internet subscribers increased by 154,000 in 2006, compared with 254,000 in 2005, bringing the total subscriber count as at December 31, 2006 to 1,877,000. Our primary focus in 2006 was to up-sell customers to higher-speed products in order to increase ARPU, drive subscriber growth through expanded use of hardware offers and reduce customer churn. Sympatico’s subscriber growth in 2006 was adversely affected by the impact of ongoing aggressive price discounting on multi-product bundle offers from the major cable operators in our markets. Moreover, the significantly higher number of net additions in 2005 was driven by the introduction of our Basic Lite service offering in the Ontario market and by substantial footprint expansion. A major upgrade to the Sympatico order management system during the fourth quarter of 2006 also negatively impacted the sales process within our retail channels and at our contact centres.

Video

Our Video unit reported solid financial performance in 2006, growing its revenues by 17.8% to $1,150 million compared to $976 million in 2005. Contributing to video revenue growth in 2006 was an increased number of subscribers and significantly higher ARPU.

     Video ARPU increased to $54 per month in 2006 from $50 per month in the prior year. The $4 annual improvement resulted primarily from customers upgrading to higher-priced programming packages, higher pay-per-view revenues, and price increases implemented during 2006.

     Our video subscriber base grew by 5.4% in 2006 to reach 1,820,000 as at December 31, 2006. We added 93,000 new net video subscribers in 2006, compared with higher-than-average net additions of 224,000 in 2005. The year-over-year decrease can be attributed mainly to our increased focus on profitable growth, aggressive analog to digital conversions by cable operators, and the acquisition of Cable VDN in 2005, which added 12,500 new customers to our subscriber base at that time.

     Our video churn rate increased slightly to 1.0% in 2006 from 0.9% in the previous year, reflecting heavily discounted bundled service packages and hardware offers from our cable competitors.

Equipment Sales and Other

Equipment sales and other revenues decreased 5.3% to $754 million in 2006 from $796 million in 2005. The year-over-year decline reflected reduced sales of legacy voice equipment to Enterprise and SMB customers, the negative impact of a CRTC ruling related to the fees we charge to competitive local service providers for co-location in Bell Canada’s switching centres, and lower video STB sales at Bell ExpressVu. The one-time contribution to revenues in 2005 from the sale of U.S. conferencing solutions contracts in our SMB unit and a contract to help restore telecommunications service to the areas in the United States affected by Hurricane Katrina also had an adverse effect on revenue growth in 2006.

Bell Wireline Operating Income

2007 Compared to 2006

Operating income for our Bell Wireline segment was $1,397 million this year, down 6.5% when compared with $1,494 million in 2006. The following factors had a negative impact on wireline operating income in 2007:

  erosion of our residential NAS customer base

  loss of higher-margin legacy voice and data business due to competition and customer migration towards IP-based networks greater marketing and sales expenses associated with residential customer winback and retention activities higher bad debt expense resulting from an ongoing focus on accounts receivable management

Bell Canada Enterprises 2007 Annual Report 27

Management’s Discussion and Analysis

  increased call centre costs to enhance service quality

  higher amortization expense

  higher restructuring and other costs.

     These operating income pressures were partly offset by:

  higher video revenues

  lower cost of goods sold due to reduced domestic and international long distance traffic and lower international rates, as well as decreased product sales lower labour costs from decreased use of consultants and a reduced workforce a favourable judicial decision with respect to CRTC licence fees ongoing productivity improvements

  lower net benefit plans cost.

2006 Compared to 2005

Our Bell Wireline segment reported operating income of $1,494 million in 2006, compared with $2,074 million in the previous year. A significant portion of the annual decrease was attributable to restructuring and other costs associated with employee departures at Bell, the relocation of employees and closing of real estate facilities related to a reduced workforce, and transaction costs related to the formation of Bell Aliant. The decrease in Bell Wireline’s operating income can also be attributed to the following factors:

  higher rate of decline in our high-margin residential NAS customer base loss of higher-margin legacy wireline voice and data business both to IP substitution and competition lower wholesale revenues

  higher amortization expense

  increased net benefit plans cost.

     These negative factors were partly mitigated by:

  higher video and Internet revenues

  lower video subscriber acquisition costs

  lower call centre costs as a result of outsourcing and efficiency improvements shift away from less profitable hardware equipment contracts in our Enterprise unit cost savings from headcount reductions and productivity initiatives, such as One Bill and reducing missed customer appointments for wireline installations and repairs.

The recovery from a labour dispute with technicians in Ontario, which negatively impacted operating expenses in 2005, also contributed to improving Bell Wireline operating income in 2006.

Bell Wireless Segment

Bell Wireless Revenue

				% CHANGE

BELL WIRELESS REVENUE	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Network	3,754	3,453	3,054	8.7%	13.1%
Equipment	332	333	336	(0.3%)	(0.9%)

Total external revenues	4,086	3,786	3,390	7.9%	11.7%
Inter-segment revenues	45	41	38	9.8%	7.9%

Total Bell Wireless revenue	4,131	3,827	3,428	7.9%	11.6%

2007 Compared to 2006

Bell Wireless operating revenues (comprised of network and equipment revenues) increased 7.9% to $4,131 million in 2007, compared with $3,827 million in 2006. Wireless network revenues grew 8.7%, or $301 million, this year to $3,754 million, reflecting the combined impact of higher ARPU and a larger subscriber base. Equipment revenues remained relatively stable at $332 million, compared with $333 million in 2006. The slight year-over-year decrease in equipment revenues for 2007 can be explained mainly by higher promotional discounts in partial response to the heavy emphasis on zero-dollar handsets in the market, offset almost entirely by increased handset sales resulting from a higher number of gross activations and customer upgrades.

     Postpaid ARPU increased by $2 year over year to reach $66 per month in 2007. The significant improvements were driven mainly by price increases for a number of services and features over the past year, including a $2 increase in our monthly system access fee for Bell Mobility’s postpaid customers, continued growth in data usage, and increased roaming revenues.

     Prepaid ARPU of $17 per month in 2007 represented an improvement of $3 over the previous year. This increase was attributable to higher minutes of usage, increased data usage and the introduction of a $3.95 system access fee in October 2006 for all new prepaid activations.

28 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     As a result of higher postpaid and prepaid ARPU, blended ARPU increased by $3 in 2007 to $54 per month, compared with $51 per month in the previous year.

     We achieved a record number of gross wireless activations in 2007, which increased 7.1% to 1,640,000 from 1,531,000 in 2006 due to higher year-over-year prepaid gross activations. Although postpaid gross activations remained virtually unchanged compared with 2006, there was progressive quarterly improvement in postpaid subscriber acquisition during 2007, reflecting the positive customer response to our offers, the introduction of new handsets and an expanded market presence.

     Our blended churn rate in 2007 was 1.7% compared with 1.5% last year, reflecting both higher postpaid and prepaid churn. Postpaid churn increased 0.2 points year over year to 1.3%, mainly as a result of sustained competitive intensity stemming from subscriber acquisition offers that featured zero-dollar handsets and discounted rate-plan promotions. The industry-wide implementation of Wireless Number Portability and the loss of a public sector wireless contract in the first quarter of 2007 also contributed to higher churn this year. At the beginning of 2007, we implemented a change to our prepaid deactivation policy which precipitated the removal of 146,000 non-revenue-generating customers from our prepaid subscriber base at the beginning of 2007. As this was a retroactive adjustment, it was not reflected in our prepaid churn rate for 2007. As a result of this change in policy, we deactivated a higher number of inactive customer accounts which contributed to the increase in prepaid churn of 2.8% in 2007 compared with 2.6% in the previous year.

     Mainly as a result of higher customer deactivations, our total wireless net activations decreased to 408,000 in 2007 from 513,000 in 2006. Postpaid subscribers accounted for just over half or 206,000 of the net activations achieved this year, compared with 57% or 293,000 in 2006. As at December 31, 2007, we had 6,216,000 wireless subscribers, representing a 4.4% increase over the past year. Postpaid rate plans represented 72% of our total subscriber base at the end of 2007, compared with 71% one year earlier.

2006 Compared to 2005

Total operating revenues grew 11.6%, or $399 million, to $3,827 million in 2006, compared with $3,428 million in 2005. Network revenues increased 13.1%, fuelled by higher ARPU and an increased number of customers in our subscriber base. Equipment revenues decreased slightly to $333 million, compared with $336 million in the prior year, primarily as a result of reduced handset sales.

     Postpaid ARPU increased by $3 year over year to reach $64 per month. The significant improvement was achieved primarily as a result of a shift in our subscriber acquisition mix toward higher-priced rate plans, the positive impact of a $2 price increase for Bell Mobility’s system access fee, and strong growth in data usage. Higher data usage reflected the continued growth of text and multimedia messaging services, wireless Internet access, downloadable ring tones, music and games, and the positive customer response to our data bundle packages.

     Prepaid ARPU remained unchanged year over year at $14 per month. The positive impact from an increased number of higher-than-average ARPU Solo and Virgin customers in our subscriber base and higher data usage was offset by a higher number of inactive prepaid customers and the favourable impact on revenues in 2005 from the recognition of deferred revenues related to unused prepaid minutes.

     As a result of higher postpaid ARPU, blended ARPU increased by $2 in 2006 to $51 per month, compared with $49 in the previous year.

     Gross wireless activations totalled 1,531,000 in 2006, up slightly from 1,525,000 in the prior year. The year-over-year increase was due to higher prepaid gross activations driven by the positive customer response, particularly in the youth segment of the market, to Solo and Virgin.

     Our blended churn rate decreased to 1.5% in 2006 from 1.6% in 2005 as a result of lower postpaid churn. Postpaid churn improved, year over year, to 1.1% from 1.4% in 2005, reflecting the success of our retention activities despite competitive market pressures and tighter policies on the granting of customer discounts and hardware upgrades. Our postpaid churn rate in 2005 was adversely affected by the cancellation of non-paying customer accounts stemming from the residual impacts associated with our billing system conversion. Prepaid churn in 2006 increased to 2.6% from 1.9% in the previous year, due mainly to the deactivation of a higher number of inactive Bell Mobility customer accounts and the impact of certain pricing actions taken in 2005.

     Mainly as a result of higher prepaid churn, our total wireless net activations decreased to 513,000 in 2006 from 580,000 in 2005. In 2006, 57% of our total new net activations subscribed to postpaid rate plans, compared with 49% in the prior year. As at December 31, 2006, we had 5,954,000 wireless subscribers, representing a 9.4% increase over 2005. Postpaid rate plans represented 71% of our total subscriber base at the end of 2006, compared with 73% at the end of 2005.

Bell Wireless Operating Income

2007 Compared to 2006

Our Bell Wireless segment reported operating income of $1,212 million in 2007, representing an increase of 21%, or $214 million, over the previous year. The year-over-year

Bell Canada Enterprises 2007 Annual Report 29

Management’s Discussion and Analysis

improvement was driven mainly by higher revenues and lower bad debt expense. Higher customer retention and handset upgrade costs moderated the increase in Bell Wireless operating income in 2007. Subscriber acquisition costs, which are comprised mainly of handset subsidies, sales commissions and marketing expenses, remained unchanged year over year.

     Wireless COA decreased 3.8% to $404 per gross activation in 2007 from $420 per gross activation in 2006, primarily as a result of lower handset subsidies in combination with higher gross activations.

2006 Compared to 2005

Operating income for Bell Wireless increased 23% in 2006 to $998 million from $812 million in the previous year, driven primarily by double-digit revenue growth and reduced call centre costs. Call centre costs were higher in 2005, particularly in the first three months of that year, as a result of customer service issues related to our wireless billing system conversion. The year-over-year improvement in wireless operating income was partly offset by increased customer retention and handset upgrade costs, higher subscriber acquisition costs and the recognition in 2005 of deferred revenues related to unused prepaid minutes.

     Wireless COA increased 3.7% to $420 per gross activation in 2006 from $405 per gross activation in 2005. Higher COA was due primarily to increased marketing and sales expenses partly offset by decreased handset subsidies.

Bell Aliant Segment

Bell Aliant Revenue

				% CHANGE

BELL ALIANT REVENUE	2007	2006	2005	2007 vs. 2006	2006 vs. 2005

Local and access	1,426	1,455	1,467	(2.0%)	(0.8%)
Long distance	445	471	507	(5.5%)	(7.1%)
Data	522	488	431	7.0%	13.2%
Wireless	53	47	42	12.8%	11.9%
Equipment and other	530	479	471	10.6%	1.7%

Total external revenues	2,976	2,940	2,918	1.2%	0.8%
Inter-segment revenues	397	361	349	10.0%	3.4%

Total Bell Aliant revenue	3,373	3,301	3,267	2.2%	1.0%

2007 Compared to 2006

Bell Aliant segment revenues increased 2.2% in 2007 to $3,373 million, compared with $3,301 million in 2006, as growth in data (including Internet), wireless, product sales and IT services more than offset declining revenues from local and access services and long distance.

     Local and access revenues decreased 2.0% in 2007 to $1,426 million from $1,455 million last year. This resulted mainly from a 3.2% decline in the overall NAS customer base, reflecting competitive losses and the reduction in primary lines as customers adopt wireless and VoIP technologies. The impact of price increases in certain areas of Bell Aliant’s territory and increased penetration of value-added features and service bundles moderated the year-over-year decrease in local and access revenues. At the end of 2007, Bell Aliant had 3,202,000 NAS in service, compared with 3,309,000 one year earlier.

     Long distance revenues in 2007 were $445 million, down 5.5% compared with revenues of $471 million in the previous year. This was due primarily to a decline of 6.1% in long distance minutes as a result of NAS losses to competition, technology substitution to wireless calling and IP-based services, and dial-around erosion. Overall ARPM increased slightly this year as the decline in minutes was more than offset by the impact of price increases and changes to plans offered to customers.

     Data revenues, including Internet, increased 7.0% this year to $522 million from $488 million in 2006, mainly as a result of higher Internet revenues driven by a 17.2% increase in the number of high-speed subscribers. Growth in new IP connectivity broadband services also contributed to the year-over-year improvement in data revenues. This was partly offset by the impact of promotional pricing required to respond to competitive market pressures. As at December 31, 2007, Bell Aliant had 689,000 high-speed Internet subscribers, compared with 588,000 one year earlier.

     Wireless revenues grew 12.8% in 2007 to $53 million from $47 million last year. The year-to-date increase was due to a higher average number of subscribers in the customer base, offset slightly by lower ARPU resulting from an increased number of customers adopting prepaid service. At the end of 2007, Bell Aliant had 94,925 wireless customers, representing an 8.2% increase in the past year.

30 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     Equipment sales and other revenues were $530 million in 2007, up 10.6% compared with revenues of $479 million in 2006. The year-over-year increase can be attributed mainly to higher data product sales and growth in IT service revenues from managed services and IT project activity within the healthcare, defence and aerospace industries. Higher fulfillment revenues driven by growth in sales to government and related agencies also contributed to the increase. IT services and fulfillment revenue is earned primarily by Bell Aliant’s xwave division through systems integration, software engineering, business consulting and infrastructure services such as data centre, help desk, security and technical support services.

2006 Compared to 2005

Bell Aliant segment revenues were $3,301 million in 2006, reflecting an increase of $34 million or 1.0% compared with 2005 as growth in data (including Internet), wireless and IT services more than offset declining revenues from local and access services and long distance.

     Local and access revenues decreased 0.8% year over year in 2006. This was due primarily to a 2.0% decline in the NAS customer base resulting from competitive losses, business customer migration from hosted voice services to customer-owned phone systems, the reduction of second lines as dial-up Internet customers continued to migrate to high-speed services, and the reduction in primary lines as customers adopted wireless and VoIP technologies.

     Long distance revenues declined 7.1% in 2006, mainly as a result of lower per-minute toll prices and a decrease in overall minutes of usage due to competitive pressures and technology substitution.

     Data revenue growth of 13.2% in 2006 was attributable mainly to a significant increase in Internet revenues driven by high-speed subscriber growth of 24% year over year. Service area expansion, reduced promotional pricing in the residential market and increased adoption of enhanced services contributed to higher Internet revenues in 2006.

     Wireless revenue grew by 11.9% in 2006, fuelled by a 28% increase in the subscriber base, partly offset by lower ARPU resulting from a higher number of customers adopting prepaid service.

     Equipment sales and other revenues improved 1.7% over 2005, due mainly to growth in IT service revenues stemming from new contracts for systems integration, application services and managed outsourcing, as well as expansion of existing contracts resulting from Bell Aliant’s focus on key industry verticals in the enterprise market. Also contributing to growth for 2006 were higher personal computer (PC) sales, as Bell Aliant’s PC Purchase program commenced in Atlantic Canada in mid-2005.

Bell Aliant Operating Income

2007 Compared to 2006

Operating income at Bell Aliant increased 2.7% in 2007 to $718 million from $699 million in the previous year. Higher revenues and productivity cost savings were partly offset by higher labour costs, higher cost of revenues associated with growth in product and IT fulfillment sales, and increased net benefit plans cost. Higher restructuring and other costs in 2006, due to transaction expenses related to the formation of Bell Aliant, also had a favourable year-over-year impact on operating income in 2007.

2006 Compared to 2005

Operating income at Bell Aliant decreased 4.8% to $699 million in 2006 from $734 million in 2005. This was due mainly to higher costs incurred for consulting and professional fees, higher capital taxes and other expenses related to the formation of Bell Aliant. Lower depreciation and amortization expense, as well as the positive impact of various expense management and productivity initiatives, partly offset the year-over-year decline in operating income.

Telesat Segment

Telesat Revenue

2007 Compared to 2006

Revenues for Telesat in 2007 only reflect results up to the time of its sale on October 31, 2007. Accordingly, Telesat’s revenues were $458 million this year, compared with $479 million in 2006. Telesat was not accounted for as discontinued operations because of its ongoing commercial arrangements with Bell ExpressVu.

2006 Compared to 2005

Telesat revenues increased 0.8% to $479 million in 2006 from $475 million in 2005, due primarily to higher broadcast revenues, increased sales of its two-way broadband service using the Ka-band of the Anik F2 satellite, and the improved performance of its Infosat subsidiary. Non-recurring revenue from a sale in 2005 related to the installation and maintenance of an interactive distance learning network and reduced business activity in South America largely offset the increase in revenues in 2006.

Bell Canada Enterprises 2007 Annual Report 31

Management’s Discussion and Analysis

Telesat Operating Income

2007 Compared to 2006

Telesat’s operating income in 2007 increased only 10.6% to $157 million from $142 million in 2006, mainly as a result of the recognition of operating expenses and amortization only up to October 31, 2007.

2006 Compared to 2005

Telesat’s operating income in 2006 was $142 million, representing a 9.6% decline when compared with operating income of $157 million in 2005. The year-over-year decrease reflected special compensation costs related to senior executive changes made in September 2006 and higher amortization expense. Higher revenues and lower cost of network equipment sales partly offset the decrease in operating income in 2006.

Financial and Capital Management

This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.

CAPITAL STRUCTURE

Our capital structure shows how much of our net assets are financed by debt and equity.

	2007	2006

Debt due within one year (1)	717	972
Long-term debt	10,621	11,795
Less: Cash and cash equivalents	(2,658)	(569)

Total net debt	8,680	12,198
Non-controlling interest	1,103	2,180
Total shareholders’ equity	17,232	13,367

Total capitalization	27,015	27,745

Net debt to capitalization	32.1%	44.0%

Outstanding share data (in millions)
Common shares	805.3	807.6
Stock options	17.7	24.2

(1) Includes bank advances and notes payable

Our net debt to capitalization ratio was 32.1% at the end of 2007, compared to 44.0% at the end of 2006. This reflects a decrease in net debt and an increase in total shareholders’ equity, partly offset by a decrease in non-controlling interest.

     Net debt decreased $3,518 million to $8,680 million in 2007 mainly due to:

  net cash proceeds of $3,123 million realized on the sale of Telesat free cash flow of $891 million

  cash provided from discontinued operations of $356 million mainly relating to $327 million of net proceeds from Bell Aliant’s sale of ADS the issuance of common shares under the employee stock option plan amounting to $153 million

These decreases were partly offset by:

  the repurchase of $330 million of equity securities from non-controlling interest due to Bell Aliant’s normal course issuer bid (NCIB) program obligations of $251 million for additional capital leases

  BCE Inc.’s repurchase and cancellation of 7.4 million of its outstanding common shares for $227 million under its NCIB business acquisitions of $163 million mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant.

Non-controlling interest decreased by $1,077 million in 2007 due mainly to the exchange of Bell’s issued and outstanding series of preferred shares of $1,100 million, which was previously classified as non-controlling interest at BCE, for corresponding series of First Preferred Shares of BCE Inc. A further decrease was realized as Bell Aliant repurchased $330 million of equity securities from non-controlling interest as part of its NCIB program. These items were partly offset by an increase as a result of the non-controlling interest in the gain on sale of ADS and our decreased ownership in Bell Aliant as a result of the issuance of Bell Aliant units in conjunction with the privatization of the Bell Nordiq Income Fund, in which we did not participate.

     Total shareholders’ equity increased $3,865 million to $17,232 million in 2007. This was mainly due to net earnings of $2,754 million in excess of dividends declared, the exchange of Bell’s issued and outstanding series of preferred shares of $1,100 million for corresponding series of First Preferred Shares of BCE Inc., the issuance of common shares under the employee stock option plan and an unrealized gain of $70 million recorded in accumulated other comprehensive income due mainly from our available-for-sale financial assets. This was partly offset by the repurchase of 7.4 million of BCE Inc.’s outstanding common shares for cancellation through an NCIB for $227 million.

32 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

OUTSTANDING SHARE DATA

We had 805.3 million common shares outstanding at the end of 2007, a decrease of 2.3 million over 2006 resulting from BCE Inc.’s repurchase of 7.4 million of its outstanding common shares for cancellation through an NCIB offset by stock options that were exercised in 2007.

     The number of stock options outstanding at the end of 2007 was 17.7 million, a decrease of 6.5 million from 2006. The weighted average exercise price of the stock options outstanding at December 31, 2007 was $33. Of the total outstanding stock options at December 31, 2007, 11.5 million were exercisable at a weighted average exercise price of $35. In 2007:

  5.7 million stock options were granted

  5.0 million of previously granted options were exercised

  7.3 million of previously granted options expired or were forfeited.

CASH FLOWS

The following table is a summary of our cash inflows and outflows.

	2007	2006	2005

Cash flows from operating activities	5,704	5,366	5,319
Capital expenditures	(3,151)	(3,133)	(3,357)
Other investing activities	13	(2)	39
Cash dividends paid on common shares	(1,147)	(1,169)	(1,195)
Cash dividends paid on preferred shares	(124)	(84)	(86)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(404)	(293)	(169)

Free cash flow	891	685	551

Business acquisitions	(163)	(71)	(228)
Business dispositions	3,123	–	–
Bell Aliant	(7)	(255)	–
Going-private costs	(49)	–	–
Increase in investments	(27)	(304)	(233)
Decrease in investments	192	64	17
Issue of common shares	153	29	25
Repurchase of common shares	(227)	(1,241)	–
Net repayment of debt instruments	(1,766)	(432)	(47)
Financing activities of subsidiaries with third parties	(333)	(292)	(77)
Other financing activities	(66)	(157)	(64)
Cash provided by discontinued operations	356	2,110	121

Net increase in cash and cash equivalents	2,077	136	65

Cash Flows from Operating Activities

2007 Compared to 2006

Cash from operating activities was $5,704 million in 2007, an increase of $338 million, or 6.3%, compared to $5,366 million in 2006. Cash from operating activities was impacted positively by:

  improvements in cash earnings from higher EBITDA, exclusive of net benefit plans cost a decrease in income taxes paid mainly from the formation of the Bell Aliant income trust in July 2006 and higher tax refunds a decrease of $107 million in restructuring and other payments mainly due to payments of $66 million in 2006 pursuant to a pay equity settlement compensation payments of $67 million made to executives and other key employees in 2006 under our restricted share unit (RSU) plan a $60 million decrease in interest paid as a result of both lower average debt balances and the lower interest rates.

     These increases were partly offset by an increase of $93 million in pension payments and a decrease in working capital.

2006 Compared to 2005

Cash from operating activities was $5,366 million in 2006, an increase of $47 million, or 0.9%, compared to $5,319 million in 2005. Cash from operating activities was impacted positively by:

  improvements in cash earnings resulting from higher EBITDA, exclusive of net benefit plans cost a decrease in pension and other benefit plan payments

  a decrease of $25 million in interest payments

  an improvement in working capital.

These improvements were partly offset by:

  a decrease of $245 million in proceeds from the sale of accounts receivable compensation payments of $67 million made to executives and other key employees payments of $66 million pursuant to a pay equity settlement.

Free Cash Flow

Free cash flow was $891 million in 2007, an increase of $206 million or 30% compared to free cash flow of $685 million in 2006. This reflects an increase in cash from operating activities of $338 million and a decrease of $22 million in common dividends paid. This was partly offset by an increase of $111 million in dividends paid to the non-controlling interest of Bell Aliant.

Bell Canada Enterprises 2007 Annual Report 33

Management’s Discussion and Analysis

     Free cash flow was $685 million in 2006, an improvement of $134 million, or 24%, over free cash flow of $551 million in 2005. The $47 million increase in cash from operating activities combined with a decrease of $224 million in capital expenditures was partly offset by an increase of $124 million in dividends paid to the non-controlling interest of Bell Aliant.

Capital Expenditures

2007 Compared to 2006

In 2007, we continued to make investments to expand and update our networks, enhance broadband access and capabilities and meet customer demand for our services. Capital expenditures for BCE were $3,151 million this year, compared with $3,133 million in 2006. Capital spending at Bell was slightly higher in 2007, increasing 0.4% to $2,420 million from $2,411 million in 2006. The majority of capital spending at Bell in 2007 was focused on strategic priorities within the growth areas of our business. The difference in capital expenditures between BCE and Bell was due to spending at Bell Aliant to sustain legacy wireline infrastructure and enhance broadband access and spending on satellite builds at Telesat. The year-over-year increase in capital expenditures was due mainly to higher spending on wireless capacity expansion, investment in high-speed EVDO wireless technology, our FTTN roll-out to deliver higher-speed broadband access, billing system improvements, new product and services development, as well as higher spending at Bell Aliant due to an acceleration of its FTTN expansion program. These factors were largely offset by reduced spending on legacy network infrastructure, new DSL footprint expansion, IT infrastructure and systems to support productivity initiatives and the non-recurrence of spending in 2007 related to preparations for the industry-wide implementation of Wireless Number Portability in March 2007.

     As a percentage of revenues, capital expenditures for BCE decreased to 17.6% in 2007 from 17.7% . Bell’s capital intensity declined slightly, decreasing to 16.4% from 16.6% in 2006.

2006 Compared to 2005

Capital expenditures for BCE were $3,133 million in 2006, down 6.7% compared with capital expenditures of $3,357 million in 2005. At Bell, capital expenditures decreased 6.3% year over year to $2,411 million in 2006.

     As a percentage of revenues, total capital expenditures for BCE decreased to 17.7% in 2006 from 19.1% in 2005, while capital intensity for Bell Canada declined 1.2 percentage points year over year to reach 16.6%. Capital spending in 2006 reflected reduced spending in the legacy areas of our business as we focused increasingly on key strategic priorities within our growth services, including FTTN footprint expansion and further deployment of our EVDO wireless high-speed mobile data network. In addition, capital expenditures were lower in 2006 compared with 2005 as a result of reduced spending on IT infrastructure and systems to support various cost reduction and productivity initiatives, the completion in 2005 of the SuperNet and lower spending at Bell Aliant.

Cash Dividends Paid on Common Shares

In 2007, we paid a dividend of $1.425 per common share, an increase compared to the dividend paid in 2006 of $1.32 per common share. The total cash dividends paid decreased by $22 million as the increase in the dividend rate was more than offset by the decrease in the number of BCE Inc. common shares outstanding as a result of BCE Inc.’s NCIBs and the reduction in the number of outstanding BCE Inc. common shares made in conjunction with a distribution of Bell Aliant trust units, by way of return of capital, to holders of BCE Inc. common shares in the third quarter of 2006.
     In 2006, we paid a dividend of $1.32 per common share, which was equal to the dividend paid in 2005. The $26 million decrease in total cash dividends paid in 2006 is a result of a decrease in the number of BCE Inc. common shares issued and outstanding.

Cash Dividends/Distributions Paid by Subsidiaries to Non-Controlling Interest

Dividends and/or distributions paid by subsidiaries to non-controlling interest of $404 million in 2007, $293 million in 2006 and $169 million in 2005 increased by $111 million and $124 million in 2007 and 2006 respectively. This was mainly due to our decreased ownership interest in Bell Aliant starting in the second half of 2006 as a result of the formation of the trust.

Business Acquisitions

We invested $163 million in 2007, mainly due to the privatization of the Bell Nordiq Income Fund by Bell Aliant, compared to $71 million in 2006 for various business acquisitions. We invested $228 million for business acquisitions in 2005. This consisted mainly of:

  Bell Canada’s acquisition of Nexxlink Technologies Inc. for $74 million

  Bell Canada’s acquisition of NR Communications for $60 million other business acquisitions, mainly at Bell Canada, totalling $94 million.

34 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

Business Dispositions

On October 31, 2007, we sold Telesat, our satellite services subsidiary, which represents our Telesat segment. We realized net cash proceeds of $3,123 million.

Bell Aliant

Cash used for the payment of costs for the formation of Bell Aliant was $255 million in 2006. This included $133 million for transaction costs, which related mainly to investment banking, professional and consulting fees, and $122 million for premium costs paid on the redemption, prior to maturity, of Bell Aliant debt.

Increase in Investments

Cash flows used for investments in 2007 of $27 million decreased $277 million, or 91%, from $304 million in 2006. The 2006 activity included an additional investment of US$84 million in Clearwire Corporation (Clearwire), which offers advanced IP-based wireless broadband communications services, in order to maintain our 12% interest in the company, and Telesat’s increase in short-term investments of $15 million in 2006.

     In 2005, cash flows used for investments of $233 million included our initial investment of US$100 million to acquire an approximate 12% interest in Clearwire as well as Telesat’s increase in short-term investments of $63 million.

Decrease in Investments

The cash provided by the decrease in investments of $192 million in 2007 relates mainly to the sale of various portfolio investments. Cash provided by investments of $64 million in 2006 is mainly due to the sale of short-term investments at Telesat.

Repurchase of Common Shares

In the first quarter of 2007, BCE Inc. repurchased and cancelled 7.4 million of its outstanding common shares for a total cash outlay of $227 million under the NCIB program which began in February 2007. No common shares were repurchased for cancellation under the NCIB during the remainder of 2007 as the program was suspended pending completion of the company’s review of strategic alternatives and subsequent to the announcement of the Privatization. The 2007 NCIB program ended on February 8, 2008.

     In 2006, BCE Inc. repurchased for cancellation 45 million common shares, or approximately 5% of the company’s outstanding common shares, for a total cost of $1,241 million under the 2006 NCIB program.

Debt Instruments

We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.

     We repaid $1,766 million of debt, net of issuances, in 2007. The repayments included $1,175 million of debentures at Bell, $1,135 million of credit facilities at Bell Aliant and other repayments that included capital leases. This was partly offset by Bell Aliant’s net issuances of $900 million of medium-term notes and increased borrowings in notes payable and bank advances.

     In 2006, we repaid $432 million of debt, net of issuances, including the following:

  BCE Inc. repaid $1,350 million of debt

  Bell Canada repaid $463 million of debt

  Bell Aliant redeemed $785 million of debentures and bonds

  Telesat repaid $150 million in notes payable

  we made other repayments that included capital leases.

This was partly offset by Bell Aliant’s drawdown of $1,235 million of its credit facilities and the issuance of $1,250 million of debt.

     In 2005, we repaid $47 million of debt, net of issuances. The repayments included $750 million in debentures at Bell Canada and other repayments that included capital leases. The issuances included $900 million in debentures at Bell Canada.

Financing Activities of Subsidiaries with Third Parties

Financing activities of subsidiaries with third parties of $333 million in 2007 increased $41 million, or 14.0%, from $292 million in 2006. In 2007, Bell Aliant repurchased 10.6 million units under its NCIB program for a total cash outlay of $330 million, while in 2006 Bell Aliant, Bell Nordiq Group Inc. and Telesat incurred costs on the redemption of preferred shares of $175 million, $60 million and $50 million, respectively.

Cash Relating to Discontinued Operations

Cash provided by discontinued operations was $356 million in 2007. Of the total, $327 million of net proceeds came from Bell Aliant’s sale of ADS.

     In 2006, cash provided by discontinued operations was $2,110 million. This consisted mainly of:

  $665 million net proceeds from the sale of our investment in CTVglobemedia offset by the deconsolidation of CTVglobemedia’s cash on hand of $35 million

Bell Canada Enterprises 2007 Annual Report 35

Management’s Discussion and Analysis

  CTVglobemedia’s return of capital of $607 million as part of the recapitalization of CTVglobemedia

  $849 million net proceeds from the sale of CGI, partly offset by the deconsolidation of CGI’s cash on hand of $81 million and $21 million incurred for the exercise of CGI warrants

  BCI’s return of capital of $156 million net of BCE’s contribution to BCI of $61 million in satisfaction of its obligation arising from the 2005 tax loss monetization

  $23 million of cash generated from CTVglobemedia’s operations.

In 2005, cash provided by discontinued operations was $121 million and was mainly related to cash generated from CTVglobemedia and CGI’s operations.

CREDIT RATINGS

As of March 5, 2008, the BCE Inc. and Bell Canada ratings are currently under review or on credit watch with negative implications from Standard & Poor’s, a division of The McGraw-Hill Companies Inc. (S&P), DBRS Limited (DBRS), Moody’s Investors Service, Inc. (Moody’s) and Fitch Ratings Ltd. (Fitch).

     On July 3, 2007, Fitch downgraded BCE Inc.’s and Bell Canada’s senior unsecured debt to BB- from BBB+ and Bell Canada’s subordinated debt to B+ from BBB. The ratings were also placed on Rating Watch Negative. On October 11, 2007, Fitch issued a credit analysis stating that “The Rating Watch Negative reflects that a further downward rating action could occur and is dependent on the final amount of leverage and final financing structure.”

     On September 24, 2007, following the approval of the Arrangement by BCE Inc.’s shareholders, S&P issued a Commentary Report stating, in part, that:

     “On Sept. 24, 2007, Standard & Poor’s Ratings Services lowered its long-term corporate credit ratings on Montreal, Que.-based holding company BCE Inc. and wholly owned subsidiary Bell Canada to ‘BB-’ from ‘A-’. The ratings on both companies remain on CreditWatch with negative implications where they were placed April 17, 2007. The downgrade, an interim step, follows BCE’s Sept. 21, 2007, announcement that its shareholders have approved the company’s C$52 billion leveraged buyout (LBO). Once Standard & Poor’s has the opportunity to review the proposed capital structure, and the financial and operating strategies of the new owners, we could affirm or lower the ratings further. The ratings on C$2.8 billion in existing senior unsecured debt of BCE (C$650 million), Bell Canada (C$2.0 billion), and Bell Mobility Cellular Inc. (C$150 million) are unchanged, reflecting the sponsor’s stated intention that it currently anticipates requiring BCE, Bell Canada, and Bell Mobility to redeem redeemable debentures outstanding (maturing up to August 2010), upon close of the LBO. We are also withdrawing our ‘A-1 (Low)’ Canadian scale and ‘A-2’ global scale CP ratings on both BCE and Bell Canada; the companies have no CP outstanding at this time. In addition, the ratings on about C$4.9 billion of Bell Canada senior unsecured debentures outstanding (which we do not expect will be redeemed) were lowered to ‘BB+’ from ‘A-’, reflecting what we think is the best possible outcome based on publicly available information on the LBO. We lowered the rating on Bell Canada’s subordinated debt to ‘B’ from ‘BBB+’, reflecting its most junior position in the post-LBO debt capital structure.”

     On October 3, 2007, Moody’s published an Analysis stating, in part, that:

     “With book debt expected to increase by more than 300%, the company’s risk profile will be profoundly affected by the proposed transaction, and its rating could be adjusted by several notches. Per Moody’s event risk policy, until both a full fact set is available and there is certainty of an event occurring, a definitive ratings assessment cannot be concluded. Accordingly, Moody’s review is ongoing and will be completed in due course. In the interim, the available information does facilitate a preliminary and highly conditional assessment that can be used to illustrate key issues that will be considered. Given disclosure to date, and assuming there are no dramatic changes to the company’s business and asset portfolio, it appears that potential outcomes for BCE’s successor company’s (BCE Amalco) corporate family rating (CFR) range from B2 to Ba3. It also appears that legal entity and debt structure considerations could cause Moody’s to rate individual debt instruments as low as Caa1 and as high as Baa3.”

     On November 27, 2007, DBRS maintained its ratings of BCE Inc. and Bell Canada Under Review with Negative Implications. Its press release stated that “DBRS expects to continue its review until further information allows it to make a ratings pronouncement concurrent with the completion of the planned privatization of the Company.”

     In addition, it stated “DBRS expects to base its final ratings on two focal points. Firstly, DBRS expects to formulate an Issuer Rating on BCE and Bell Canada and, secondly, given the various security and guarantee pledges to BCE and Bell Canada, DBRS expects to determine the recovery prospects for the specific debt issues at these entities. The final ratings will also consider the rank of each debt security with varying levels expected at both BCE and Bell Canada.”

36 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

The table below lists BCE Inc.’s and Bell Canada’s key credit ratings at March 5, 2008.

BCE INC.

	S&P	DBRS	MOODY’S	FITCH	(1)

	CREDITWATCH	UNDER REVIEW	UNDER REVIEW	RATING
	WITH NEGATIVE	WITH NEGATIVE	FOR POSSIBLE	WATCH
OUTLOOK (2)	IMPLICATIONS	IMPLICATIONS	DOWNGRADE	NEGATIVE

Commercial paper	–	R-1 (low)	P-2	–
Extendible commercial notes	–	R-2 (high)	–	–
Long-term debt	BBB+	A (low)	Baa2	BB-
Preferred shares	P-2	Pfd-2 (low)	–	–

BELL CANADA

	S&P	DBRS	MOODY’S	FITCH

Commercial paper	–	R-1 (low)	P-2	–
Extendible commercial notes	–	R-1 (low)	–	–
Long-term debt	BB+	A	Baa1	BB-
Subordinated long-term debt	B	BBB (high)	Baa2	B+

(1) Fitch’s ratings are based solely on public information and are unsolicited by BCE Inc. and Bell Canada.

(2) Outlook applies to both BCE Inc. and Bell Canada.

LIQUIDITY

We expect to generate enough cash in 2008 from our operating activities to pay for capital expenditures and dividends and increase free cash flow for the year.

     Furthermore, we expect to repay contractual obligations maturing in 2008, including repayment of maturing debt obligations, from cash on hand, cash generated from our operations, and possibly by issuing new debt and by selling non-core assets. However, prior to the consummation of the Privatization, the Definitive Agreement restricts our ability to raise debt and dispose of assets without the consent of the Investor Group.

Cash Requirements

In 2008, excluding the impact of the consummation of the Privatization, we expect that we will need cash mainly for capital expenditures, the payment of contractual obligations and outstanding debt, pension funding, dividend payments, ongoing operations and other cash requirements.

Capital Expenditures

In 2008, as part of our strategic priorities, we intend to continue making investments in the growth areas of our business including in advanced network enhancements, such as the continued deployment of FTTN technology, in order to meet increased usage demand and to improve the performance of our high-speed Internet network, and the continued deployment of our EVDO wireless data network nationwide. We also expect to continue making capital expenditures to maintain our legacy network infrastructure.

Pension Funding

We expect to contribute approximately $195 million to all of our defined benefit pension plans in 2008, including subsidiary and supplemental plans, subject to actuarial valuations being completed. We also expect, in 2008, to pay approximately $105 million to beneficiaries under other employee benefit plans and to contribute approximately $40 million to the defined contribution pension plans.

Bell Canada Enterprises 2007 Annual Report 37

Management’s Discussion and Analysis

Contractual Obligations

The following table is a summary of our contractual obligations at December 31, 2007 that are due in each of the next five years and thereafter.

						THERE-
	2008	2009	2010	2011	2012	AFTER	TOTAL

Long-term debt (excluding capital leases)	71	1,616	929	1,006	510	5,572	9,704
Notes payable and bank advances	254	–	–	–	–	–	254
Capital leases	474	235	149	162	81	747	1,848
Operating leases	216	210	164	142	115	733	1,580
Commitments for capital expenditures	169	80	116	85	89	1,535	2,074
Purchase obligations	1,474	579	435	390	180	401	3,459
Other long-term liabilities (including current portion)	38	41	43	46	–	–	168

Total	2,696	2,761	1,836	1,831	975	8,988	19,087

Long-term debt, notes payable and bank advances include $340 million drawn under our committed credit facilities. They do not include $523 million in letters of credit issued under our committed credit facilities relating primarily to certain pension and performance obligations. The total amount available under these committed credit facilities, which also support our commercial paper programs, including the amount of $863 million currently drawn, is $2.8 billion. Current commercial paper credit lines expire in August 2009 and Bell Aliant’s current commercial paper credit lines expire in July 2011.

     Imputed interest included in capital leases is $486 million.

     Rental expense relating to operating leases was $263 million in 2007, $275 million in 2006, and $312 million in 2005.

     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.

     Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Amdocs Canadian Managed Services, Inc. for the development of Bell Canada’s billing system. The total amount of this long-term liability was $168 million at December 31, 2007.

     At December 31, 2007, we had other long-term liabilities that were not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.

     The accrued employee benefit liability and future income tax liabilities are excluded as we cannot accurately determine the timing and cash requirements as:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

     Deferred revenue and gains on assets are excluded as they do not represent future cash payments.

Other Cash Requirements

Our cash requirements may also be affected by the liquidity risks related to our contingencies, off-balance sheet arrangements and derivative instruments. We may not be able to quantify all of these risks for the reasons described as follows.

Off-Balance Sheet Arrangements

Guarantees

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.

     We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 26 to the consolidated financial statements for more information.

Securitization of Accounts Receivable

Bell Canada and Bell Aliant have sale of receivable agreements in place that provide them with what we believe is an attractive form of financing compared to debt financing.

38 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     Under the agreements, Bell Canada and Bell Aliant sold interests in pools of accounts receivable to securitization trusts for a total of $1,332 million.

     The accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable fail to meet these performance targets, Bell Canada and Bell Aliant would no longer be able to sell their receivables and would need to find an alternate source of financing.

     These securitization agreements are an important part of our capital structure and liquidity. If we did not have them, we would have had to issue $1,332 million of additional debt and/or equity to replace the financing they provided at year end. See Note 10 to the consolidated financial statements for more information.

     In the context of the Privatization, we intend to restructure Bell Canada’s securitization program in order to retain it as an important source of alternative financing. However, there is no assurance that such a restructuring will be successfully completed. The Investor Group has obtained bank financing commitments, as part of the overall financing arrangements relating to the Privatization, to refinance Bell Canada’s existing accounts receivable program, to the extent that such a restructuring is not successfully completed.

Commitment Under the CRTC Deferral Account Mechanism

Please refer to Commitment Under the CRTC Deferral Account Mechanism within the section Our Regulatory Environment for further analysis.

Derivative Instruments

We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued under our special compensation payments (SCPs) and deferred share units (DSUs). We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.

     The carrying value of the outstanding derivative instruments was a net liability of $70 million at December 31, 2007. Their fair values amounted to a net liability of $70 million. See Note 20 to the consolidated financial statements for more information.

Litigation

We become involved in various claims and litigation as a part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2007, based on information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.

     You will find a more detailed description of the material claims and litigation pending at December 31, 2007 in the BCE 2007 AIF, and in Note 25 to the consolidated financial statements.

Sources of Liquidity

Should our cash requirements exceed cash generated from our operations, and excluding the impact of the consummation of the Privatization, we expect to cover such shortfall through current cash balances, the committed and uncommitted financing facilities we currently have in place or through new facilities, to the extent available.

     These cash balances and financing facilities should give us flexibility in carrying out our plans for future growth. If necessary, we could supplement our liquidity sources by issuing additional debt or equity, or by selling non-core assets. We might do this to help finance business acquisitions or for contingencies. However, prior to the consummation of the Privatization, the Definitive Agreement restricts our ability to issue debt and equity and dispose of assets without the consent of the Investor Group.

     The table below is a summary of our outstanding committed lines of credit, bank facilities and commercial paper credit lines at December 31, 2007.

COMMITTED

Commercial paper credit lines (1)	1,678
Other credit facilities (2)	1,130

Total	2,808

Drawn (2)	863
Undrawn	1,945

(1) BCE Inc.’s and Bell Canada’s current commercial paper credit lines expire in August 2009 and Bell Aliant’s current commercial paper credit lines expire in July 2011.

(2) Includes $523 million in letters of credit under our committed credit facilities.

BCE Inc., Bell Canada and Bell Aliant also have non-committed credit facilities in the aggregate amount of $2,681 million that may be drawn. As at December 31, 2007, the full amount of $2,681 million remained undrawn.

     BCE Inc., Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit available (net of letters of credit) was $1.7 billion at

Bell Canada Enterprises 2007 Annual Report 39

Management’s Discussion and Analysis

December 31, 2007. These supporting committed lines of credit are available and may be drawn at any time. BCE Inc., Bell Canada and Bell Aliant had no commercial paper outstanding at December 31, 2007. Bell Aliant has drawn $210 million under its revolving bank credit facility due to the disruption in the commercial paper market and Bell Aliant’s resulting temporary inability to issue commercial paper on reasonable terms.

Commitments Under the Definitive Agreement and Potential Impact on Liquidity Prior to the Privatization

Pursuant to the terms of the Definitive Agreement, BCE Inc. has agreed, prior to the consummation of the Privatization, to conduct its business, and cause its subsidiaries to conduct their business, in the ordinary course consistent with past practice. In this regard, certain matters require the prior consent of the Investor Group, which could potentially affect the liquidity of BCE Inc. and its subsidiaries. Among others, customary threshold restrictions exist as to the ability of BCE Inc. and its subsidiaries to:

  sell, lease or otherwise transfer assets

  prepay existing debt, create or incur new debt (other than refinancing of existing debt) or provide guarantees issue equity, options, warrants, or instruments convertible into equity settle or compromise claims

  set aside or pay any dividend (other than BCE Inc.’s regular dividends on its common and preferred shares) or distribution, or change the payment frequency of such dividend or distribution.

However, we do not expect the restrictions contained in the Definitive Agreement to prevent BCE Inc. and its subsidiaries from carrying on business in the normal course consistent with past practice, particularly in light of substantial existing cash balances on-hand and available financing facilities.

Financing Considerations Related to the Privatization

In connection with the Privatization, the Investor Group has entered into equity financing commitments with the Purchaser in the aggregate amount of approximately $7.75 billion as a source of funds required to consummate the Privatization. The Purchaser has also entered into committed arrangements to borrow or to permit us to borrow and guarantee a significant amount of debt in connection with the Privatization. Aggregate maximum commitments under all of the expected credit facilities total approximately $34.35 billion (of which up to approximately $2.35 billion is available to us for ongoing liquidity requirements), a significant portion of which is expected to be secured by liens on substantially all of BCE Inc.’s assets (including those of certain of BCE Inc.’s wholly-owned subsidiaries), and a significant portion of which is expected to be guaranteed by certain of BCE Inc.’s wholly-owned subsidiaries. The actual terms of such indebtedness may vary in aggregate amount, structure and specific terms. A portion of Bell Canada’s existing public debt will, following consummation of the Privatization, remain outstanding, and certain of such outstanding debt is expected to be secured, as per the terms of the debt instruments governing such public debt.

     Following the consummation of the Privatization, we expect to have sufficient liquidity under the new financing arrangements and excess cash flows from operations to support our business strategy and to fund working capital and capital expenditures. In addition, we do not expect any material debt maturities over the next several years, as it is anticipated that outstanding redeemable debentures maturing prior to August 2010 would be redeemed or repurchased at the time of and subject to the consummation of the Privatization. The debt instruments that would govern us following the consummation of the Privatization are expected to contain various restrictions and covenants that are customary in the case of leveraged transactions such as the Privatization.

Our Competitive Environment

We face intense competition not only from traditional competitors, but also from non-traditional players, such as cable companies, that have entered our markets. The rapid development of new technologies, services and products has eliminated the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution, and VoIP in particular, have reduced barriers to entry in the industry. Certain VoIP technology implementations do not require service providers to own or rent physical networks, which gives other competitors increased access to this market. This has allowed competitors to launch new products and services and gain market share with far lesser investments in financial, marketing, personnel and technological resources than have historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance. In addition, as discussed in more detail below, we could face increasing wireless competitive activity as a result of Industry Canada’s decision to license additional wireless spectrum.

40 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We are under constant pressure to keep our prices and service offerings competitive. Changes in our pricing strategies that result in price increases for certain services or products, or changes in pricing strategies by our competitors, could affect our ability to gain new customers and retain existing ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. The CRTC regulates the prices we can charge for basic access services in areas where it determines there is not enough competition to protect the interests of users. Since August 2007, the CRTC has determined that competition was sufficient to grant forbearance from price regulation for approximately 90% of Bell Canada’s residential local telephone service lines and 80% of Bell Canada’s business local telephone service lines in Ontario and Québec. See Our Regulatory Environment for more information.

     We already have several domestic and foreign competitors. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcast distribution undertakings. Removing or easing the limits on foreign ownership could result in more foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the Government of Canada will take as a result of these reviews and how it may affect us.

WIRELINE

Our main competitors in local and access services are: Allstream (a division of MTS Allstream Inc.); Cogeco Cable Inc. (a subsidiary of Cogeco Inc.) (Cogeco), in Ontario and Québec; Bragg Communications Inc. operating under the Eastlink trade name (Eastlink), in the Maritime provinces; Maskatel Inc., in Québec; Primus Telecommunications Canada Inc. (Primus); Rogers Cable Inc. (Rogers Cable); Shaw Communications Inc. (Shaw), in Western Canada; TELUS Communications Inc. (TELUS); Vidéotron ltée (Vidéotron), in Québec; and Vonage Canada (a division of Vonage Holdings Corp.).

     Our major competitors in long distance services are: Allstream; Cogeco, in Ontario and Québec; dial-around providers, such as Yak and Looney Call, which are divisions of YAK Communications (Canada) Inc. which has been acquired by Globalive Communications Corporation; Eastlink, in the Maritime provinces; prepaid long distance providers, such as Group of Goldline; Primus; Rogers Cable; TELUS; Vidéotron, in Québec; and Vonage Canada.

     We face increasing cross-platform competition as customers replace traditional services with new technologies. For example our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and e-mail.

     We are facing significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony in particular is being driven by its inclusion in discounted bundles and is now offered by cable operators in numerous markets including Toronto, Montréal, Québec City, Ottawa-Gatineau, Hamilton, London and Kitchener-Waterloo, as well as other smaller centres. We expect further expansion throughout 2008. The roll-out of the cable companies’ footprints continues to put downward pressure on our market share, especially in the residential market.

     Although we expect a reduction in 2008 in the rate of our NAS losses, there is a risk that adverse changes in certain factors, including, in particular, competitive actions by cable providers, may result in acceleration beyond our current expectations in our rate of NAS erosion, particularly in our residential NAS. Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are making significant inroads into our legacy services, which typically represent our higher margin business.

     We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers, cable companies and others, as well as from traditional competitors such as inter-exchange carriers and resellers. We have also started experiencing competition from telecommunications providers such as Skype Technologies (a division of eBay) that provide equivalent long distance service at low prices using PCs and broadband connections.

     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share. Such competitors may be less concerned about the quality of service or impact on their margins than we are. Competitors are also offering IP-based telephony to business customers at attractive prices.

     In Bell Aliant’s residential markets, competition for most product lines is well established. Competition for local telephone service is most established in Nova Scotia and Prince Edward Island, where it was introduced in the residential market in 1999. In 2007, the competitive local service market expanded with the introduction

Bell Canada Enterprises 2007 Annual Report 41

Management’s Discussion and Analysis

of local service competition in Newfoundland and further expansion of the competitive footprint in Ontario and Québec. In the business customer base, Bell Aliant operates in an increasingly competitive marketplace, with competition emerging from VoIP providers, cable TV operators and system integrators.

     The current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines through cost reductions and by building the business for newer growth services, but the margins on newer services are generally less than the margins on legacy services and we cannot provide any assurance that our efforts will be successful. If legacy services margins decline faster than the rate of growth in margins for our newer growth services, our financial performance could be adversely affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be adversely affected. Bringing to market new growth products and services is expensive and inherently risky as it requires capital and other investments at a time when the demand for the products or services is uncertain. It may also require us to compete in areas outside our core connectivity business against highly capable competitors. The launch of new products or services could be delayed or cancelled due to reductions in the amount of available capital to be invested. Any such delay or cancellation could have an adverse effect on our business, cash flows and results of operations.

WIRELESS

Competition for subscribers to wireless services is based on price, products, services and enhancements, technical quality of the cellular and personal communications service (PCS) system, customer service, distribution, coverage and capacity. The Canadian wireless telecommunications industry is highly competitive. We compete for cellular and PCS customers, dealers and retail distribution outlets directly with the following wireless service providers: Rogers Wireless Inc. (including its subsidiary Fido Inc.) (Rogers Wireless) and TELUS Mobility (a business unit of TELUS), and with a multitude of resellers known as MVNOs, that aggressively introduce, price and market their products and services. We expect competition to intensify as new technologies, products and services are developed which could adversely affect our ability to achieve our subscriber net additions and ARPU growth targets. For example, mobile handsets that connect to wireless Internet access networks are now available from a number of manufacturers and service providers. If these products significantly penetrate the marketplace, usage of our wireless network may decline which would adversely affect our wireless revenues.

     Competition could also increase as a result of Industry Canada’s decision to license, through a competitive spectrum auction, the bidding stage of which is scheduled to commence in May 2008, additional wireless spectrum, a significant part of which has been set aside for new entrants only. Industry Canada’s policies relating to the auction and to the licensing of additional wireless spectrum favour the entry of new competitors into the Canadian wireless market and could pose a risk to our financial performance. In addition, there is a risk that we will not be successful in securing, through the auction, all or part of the additional wireless spectrum that we need to provide enhanced wireless services and that our competitors will do so to our detriment. Refer to Our Regulatory Environment – Radiocommunication Act – Additional Mobile Spectrum, for more details on this subject.

INTERNET ACCESS

We compete with cable companies and Internet service providers to provide high-speed and dial-up Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us which could directly affect our ability to maintain ARPU performance and could adversely affect our results of operations.

     Regional electrical utilities continue to develop and market services that compete directly with Bell Canada’s Internet access services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could have an adverse effect on the financial performance of our Internet access services business.

     With the rapid growth in video and other bandwidth-intensive applications on the Internet, we may need to incur significant capital expenditures to provide additional capacity on our Internet network. We may not be able to recover these costs from customers due to competitors’ short term pricing of comparable Internet services. There is also a risk that our efforts to optimize network performance, as a result of significantly increasing broadband demand, through paced FTTN roll-out, traffic management and rate plan changes, could be unsuccessful and result in an increase in our Internet subscriber churn rate beyond our current expectations thereby adversely affecting achievement of our expected number of Internet subscribers in 2008. This could have an adverse effect on our results of operations.

42 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     In the high-speed Internet access services market, we compete with large cable companies, such as: Cogeco, in Ontario and Québec; Eastlink, in the Maritime provinces; Persona Communications Corp., which was recently acquired by Eastlink, in all provinces except New Brunswick, Nova Scotia and Prince Edward Island; Rogers Cable, in Ontario and the Maritime provinces; and Vidéotron, in Québec.

     In the dial-up market, we compete with America Online, Inc., Primus and approximately 400 Internet service providers.

VIDEO

Competition for subscribers is based on the number and kinds of channels offered, quality of the signal, STB features, availability of service in the region, price and customer service. Bell ExpressVu and Bell Canada compete directly with Star Choice Television Network Inc., another DTH satellite television provider, and with cable companies across Canada. Most of these cable companies continue to upgrade their networks, operational systems and services, which will improve their competitiveness. This could negatively affect our financial performance.

     Bell Canada holds broadcasting distribution licences for major centres in Ontario and Québec to offer video services on a wireline basis. Bell Canada offers video services through DTH satellite, VDSL and hybrid fibre co-axial cable. Bell Canada is also currently offering IPTV services on a limited basis.

     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition and the outcome of the related legal actions could have an adverse effect on the business and results of operations of Bell ExpressVu. Bell ExpressVu’s and Bell Canada’s competitors also include Canadian cable companies, such as: Cogeco, in Ontario and Québec; Eastlink, in the Maritime provinces; Persona Communications Corp., in all provinces except New Brunswick, Nova Scotia and Prince Edward Island; Rogers Cable, in Ontario, New Brunswick and Newfoundland; Shaw, in western Canada and northwestern Ontario; and Vidéotron, in Québec. In addition to these traditional video competitors, certain traditional telephone companies have recently launched or are contemplating the launch of IPTV services that would compete with Bell ExpressVu in certain markets.

     In addition to the licensed broadcast distribution undertakings noted above, new unregulated video services and offerings available over high-speed Internet connections are beginning to compete with traditional television services. The continued growth of these services could negatively affect the financial performance of Bell ExpressVu and Bell Canada.

WHOLESALE

The main competitors in our wholesale business include both traditional carriers and emerging carriers. Traditional competitors include Allstream and TELUS, both of which may wholesale some or all of the same products and services as Bell Canada. Non-traditional competitors include electrical utility-based telecommunications providers, cable operators and U.S.-based carriers for certain services.

     Despite intense competitive pressure, our new products and unregulated services markets continue to grow. However, growth of end-user technologies such as VoIP is continuing to increase pressure on some legacy product lines.

Our Regulatory Environment

This section describes the legislation that governs our businesses, and provides highlights of recent regulatory initiatives and proceedings and government consultations that affect us.

     Bell Canada, Bell Aliant and several of Bell Canada’s direct and indirect subsidiaries and significantly influenced companies, including NorthernTel, Télébec, Northwestel, Bell Mobility and Bell ExpressVu, are governed under the Telecommunications Act, the Broadcasting Act, the Radiocommunication Act and the Bell Canada Act.

     Our business is affected by decisions made by various regulatory agencies, including the CRTC. The CRTC, an independent agency of the Government of Canada, is responsible for regulating Canada’s telecommunications and broadcasting industries. Other aspects of the businesses of these companies are regulated in various ways by federal government departments, in particular Industry Canada.

Bell Canada Enterprises 2007 Annual Report 43

Management’s Discussion and Analysis

TELECOMMUNICATIONS ACT

The Telecommunications Act governs telecommunications in Canada. It defines the broad objectives of Canada’s telecommunications policy and gives the Government of Canada the power to give general direction to the CRTC on any of these objectives. It applies to several of the Bell Canada companies and partnerships, including Bell Canada, Bell Mobility, Bell Aliant, NorthernTel, Northwestel and Télébec.

     Under the Telecommunications Act, all telecommunications common carriers must seek regulatory approval for all proposed tariffs for telecommunications services, unless the services are exempt from regulation or are not regulated. The CRTC may exempt an entire class of carriers from regulation under the Telecommunications Act if the exemption meets the objectives of Canada’s telecommunications policy.

     The Telecommunications Act includes the following ownership requirements for companies, such as Bell Canada, Bell Aliant and Bell Mobility, that operate as telecommunications common carriers:

  they must be eligible to operate as Canadian carriers

  they must be Canadian owned and controlled corporations. Direct ownership must be at least 80% Canadian and indirect ownership, such as indirect ownership through BCE Inc., must be at least 66 2/3% Canadian they must not otherwise be controlled by non-Canadians

  at least 80% of the members of their board of directors must be Canadian.

BCE Inc. monitors and periodically reports on the level of non-Canadian ownership of its common shares.

Changes to Government’s Approach to Regulation

Pursuant to the Telecommunications Act, telecommunications services are regulated unless the CRTC decides to forbear or abstain from regulation. The CRTC may decide not to regulate all or part of certain services or classes of telecommunications services if it determines there is enough competition to protect the interests of users. In the first few years following the inception of the Telecommunications Act, the majority of Bell Canada’s revenues were for services subject to regulatory approval. With the introduction of competition in Canadian telecommunications markets, rules and regulations for the incumbent telephone companies were introduced in order to facilitate the progression of competition. In recent years, competition intensified while these detailed and prescriptive rules and regulations continued to affect our ability to compete.

     However, there have recently been a number of actions and decisions by the Government of Canada and the CRTC under the Telecommunications Act which are more reflective of the significant changes taking place in the industry and which acknowledge the vibrant state of competition in these markets.

     In March 2006, the Telecommunication Policy Review Panel, comprised of experts appointed by the Minister of Industry, released a comprehensive report which called for significant changes to Canada’s telecommunications policies and regulations. The report noted that the state of competition in Canada has progressed to the point where the CRTC should remove most of its existing economic regulations and instead rely on market forces. In December 2006, the federal Cabinet adopted one of the Telecommunication Policy Review Panel’s recommendations and issued to the CRTC a policy direction (Policy Direction) which called on the CRTC to “rely on market forces to the maximum extent feasible” and to design regulations that “interfere with the operation of competitive market forces to the minimum extent necessary.” The Policy Direction also required the CRTC to conduct a review of the regulations which require incumbent telephone companies to provide competitors with wholesale access to certain telecommunication services “with a view to increasing incentives for innovation and investment in and construction of competing telecommunications network facilities”.

     On April 4, 2007, consistent with the Policy Direction and with the intention of enhancing competitive rivalry, the federal Cabinet varied CRTC Telecom Decision 2006-15, which had established a framework for the deregulation of local services offered by the incumbent telephone companies in their territories. The variance streamlined the criteria and process to obtain forbearance in local service markets and has improved the ability of incumbent telephone companies to compete effectively by eliminating the winback and promotional restrictions for local exchange services in regulated and deregulated areas. Since August 2007, the CRTC has granted Bell Canada local residential service forbearance in 193 geographic areas and local business service forbearance in 59 geographic areas, representing approximately 90% and 80% of Bell Canada’s residential and business access lines, respectively, in Ontario and Québec. Since July 2007, the CRTC has granted Bell Aliant local residential service forbearance in 122 geographic areas and local business service forbearance in 34 geographic areas in its territory.

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Management’s Discussion and Analysis

     These forbearance decisions remove local telephone access services from regulation in those areas, with the exception of a price ceiling which continues to apply to stand-alone local residential telephone access services. On October 5, 2007, the CRTC rescinded the winback rule which prevented the incumbent telephone companies from attempting to winback retail high-speed Internet customers who changed their service to competitors who use Bell Canada’s underlying wholesale high-speed services. These decisions give Bell Canada and Bell Aliant the flexibility to offer more value to their customers and compete more effectively with local service competitors.

     On April 30, 2007, the CRTC issued Telecom Decision 2007-27, in which it established the rules that will govern the prices Bell Canada and other incumbent telephone companies charge for residential and business local services that remain subject to regulation, granting them more pricing flexibility in order to meet individual customer needs. On May 25, 2007, Bell Canada was granted forbearance for its High-Speed Metro service in Montréal, Ottawa and Toronto and for its high-speed digital NAS in 31 wire centres, allowing for greater flexibility with respect to the terms and conditions under which these business services are offered.

     On July 11, 2007, the CRTC issued Telecom Decision 2007-51, in which the CRTC prioritized the order, over a three-year plan ending March 31, 2010, in which existing regulations should be reviewed for compliance with the Policy Direction. Among the priority measures to be reviewed by March 31, 2008 is a decision that is pending concerning the rules that apply when we wish to destandardize or withdraw tariff services. With respect to priority measures already reviewed, the CRTC accepted Bell Canada’s proposal to exempt from the bundling rules and associated tariff requirements all bundles involving both tariffed and non-tariffed services so long as a given bundle’s total revenue is higher than the price of its tariffed components. The CRTC also removed the tariff requirement for services provided on a market trial basis by the incumbent telephone companies. On January 22, 2008, the CRTC issued Telecom Public Notice 2008-1, in which it seeks to identify and prioritize the review of various social and other non-economic regulatory measures in light of the Policy Direction. The CRTC intends to issue its review plan for the measures identified by April 30, 2008. In the coming years, the CRTC will be reviewing, among others, the following existing regulations for compliance with the Policy Direction: (i) the processes for tariff and agreement filings; (ii) the data reporting obligations; (iii) the rules for basic international telecommunications services licensing; (iv) the building access and municipal rights-of-way regulations; and (v) the Telecommunications Rules of Procedure.

     Although recent regulatory developments have given Bell Canada and Bell Aliant more flexibility to compete, there is a risk that future CRTC decisions relating to regulated services, in particular the terms under which competitors obtain access to incumbent telephone companies’ facilities, may have a negative effect on our financial results.

Key Telecommunications Issues

This section describes key regulatory issues which are being addressed, or have been addressed in past years, that influence or have influenced our business and may continue to affect our flexibility to compete in the marketplace.

Price Cap Framework Review

On April 30, 2007, the CRTC issued Telecom Decision 2007-27, in which it established the new rules that will govern the prices Bell Canada and other incumbent telephone companies charge for residential and business local services that remain subject to regulation. The new regime will continue indefinitely and provides the incumbent telephone companies with more pricing flexibility to meet individual customer needs. As we are forborne from regulation of local services across our territory, fewer services and revenues will be subject to price cap rules.

     Key elements of the new price cap regime include: (i) basic residential service prices in urban areas still subject to regulation cannot increase beyond current levels; (ii) basic residential service prices in high-cost areas can increase by the lesser of the rate of inflation or 5% per year; (iii) the upper limit on prices for local options and features and bundles is removed; (iv) increased flexibility to charge different prices to different customers for residential services, including options and features; (v) business local service prices can rise by the rate of inflation overall, with individual element price increases capped at 10%; (vi) prices for local calls from payphones can increase from 25 to 50 cents for cash calls and from 50 cents to a dollar for non-cash calls; (vii) prices for 911 and other public safety/social services are frozen at current levels; and (viii) there is no deferral account in connection with the new regime.

     On July 30, 2007, the Public Interest Advocacy Centre and other consumer groups filed a petition to Cabinet asking that Telecom Decision 2007-27 be referred back

Bell Canada Enterprises 2007 Annual Report 45

Management’s Discussion and Analysis

to the CRTC for reconsideration of that portion of the decision dealing with payphone rates. The impact of the request in this appeal would be to force rate reductions to the rate which existed prior to the price increases implemented by Bell Canada and Bell Aliant (in Ontario and Québec) on June 2, 2007. On October 1, 2007, Bell Canada and Bell Aliant filed their response to this petition, arguing that the determinations made by the CRTC in Telecom Decision 2007-27 with respect to payphone rates were correct and were made in accordance with due process.

     On June 22, 2007, a member of Parliament, on behalf of herself and a number of local signatories (collectively referred to as the Petitioner), filed a petition with the Governor in Council requesting the Governor in Council to rescind Decision 2007-27 because it establishes different pricing rules for basic residential local service in high-cost serving areas (HCSAs) relative to non-high-cost serving areas (non-HCSAs). The Petitioner specifically objects to the CRTC’s determination that incumbent telephone companies are permitted to increase basic local residential service rates in HCSAs by the rate of inflation each year, but they are not permitted to increase such rates in non-HCSAs. On October 1, 2007, Bell Canada and Bell Aliant filed their response to this petition, arguing that the determinations made by the CRTC in Decision 2007-27 were correct, and are in fact consistent with the guidance provided by the Government of Canada in its Policy Direction of December 14, 2006, wherein it instructs the CRTC to rely on market forces to the maximum extent possible.

Commitment Under the CRTC Deferral Account Mechanism

Bell Canada’s accumulated deferral account commitment as at December 31, 2006 was estimated at $479 million, which was increased to $488 million as a result of further CRTC decisions during 2007. The clearing of the deferral account is subject to CRTC approval.

     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, in which it determined the ways in which incumbent telephone companies should clear the accumulated balances in their deferral accounts. On September 1, 2006, Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts, proposing to improve access to communications for persons with disabilities (5% of the estimated balance) and to extend broadband access to some 220,000 potential customers in 264 communities across Ontario and Québec where it would not otherwise be made available on a commercial basis.

     On December 28, 2007 the CRTC approved the use of $37 million of deferral account funds to expand broadband service to 16 of 264 communities proposed by Bell Canada that otherwise would not receive broadband service because it is uneconomic. Since the assets are impaired, we have accrued $37 million in restructuring and other to reflect the cost of this expansion.

     Bell Canada’s accumulated deferral account commitment at December 31, 2007 was estimated to be $451 million, with an estimated future annualized commitment of $1.4 million. On March 3, 2008, Bell Canada and Bell Aliant filed proposed reductions to rates for stand-alone local residential telephone access services in regulated exchanges within the non-HCSA portions of their Ontario and Québec serving areas which, if approved, would eliminate Bell Canada’s future annualized commitment. As of December 31, 2007, Bell Aliant does not have an accumulated deferral account balance or an estimated future annualized commitment.

     On January 17, 2008, the CRTC issued Telecom Decision 2008-1, in which it approved the use of deferral account funds to extend broadband service to an additional 85 communities in Ontario and Québec. Together with the 16 communities already approved, a total of 101 communities would benefit from broadband deployment using funds from the deferral account. The CRTC has directed Bell Canada to file a proposed roll-out plan and updated costs by March 17, 2008. We expect to record a charge in restructuring and other in the first quarter of 2008 for this uneconomic expansion. The CRTC also indicated that 22 additional communities are still subject to further review. In the same decision, the CRTC also approved Bell Canada’s proposed initiatives to improve access to telecommunications services for persons with disabilities, amounting to $24 million. Finally, the CRTC directed Bell Canada to rebate any balance remaining in its deferral account to residential subscribers in urban, non-HCSAs within the Ontario and Québec portions of the serving areas of Bell Canada and Bell Aliant, and to file, by March 25, 2008, proposals to rebate such funds. The rebate proposals should outline how rebates could be made most effectively, both in terms of benefit to customers and minimal disruption to Bell Canada.

     The issues of rebates and broadband expansion using deferral account funds, however, were before the Federal Court of Appeal in connection with two separate appeals launched by Bell Canada and by certain consumer groups. Bell Canada had appealed the legality of the CRTC’s jurisdiction to order retroactive rebates while the consumer groups had appealed the decision to permit the use of deferral account funds to expand the availability of broadband services. These appeals were heard in January 2008 by the Federal Court of Appeal.

46 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     In an order dated January 25, 2008, the Federal Court of Appeal issued a stay of Telecom Decision 2006-9, thus effectively suspending the disposition of funds in the deferral accounts except for the improvement of accessibility to communications services for persons with disabilities. In that order, the Federal Court of Appeal noted that the stay will expire on the Federal Court of Appeal’s determination of the appeals, or upon determination of any leave to appeal application to the Supreme Court of Canada, if such leave to appeal is sought within the statutory time limit. On February 11, 2008, Bell Canada filed a notice of motion with the Federal Court of Appeal for leave to appeal Telecom Decision 2008-1 and to stay that decision, except as it relates to initiatives for the improvement of accessibility to communications services for persons with disabilities. Bell Canada and Bell Aliant also filed a letter with the CRTC, dated February 15, 2008, seeking to defer the filing of follow-up information pertaining to broadband expansion and rebates which the CRTC directed them to file in Telecom Decision 2008-1, until such time as the stay is denied or, if the stay is granted, until the substance of the appeals is addressed by the Federal Court of Appeal and the stay is lifted. On February 22, 2008, the CRTC approved this request.
     In an order dated March 7, 2008, the Federal Court of Appeal dismissed both Bell Canada’s and the consumer groups’ appeals. However, Bell Canada intends to file an application seeking leave from the Supreme Court of Canada to appeal the Federal Court of Appeal’s decision. Based on the January 25, 2008 order of the Federal Court of Appeal, the stay of Telecom Decision 2006-9, effectively suspending the disposition of deferral account funds except for the improvement of accessibility to communications services for persons with disabilities, will remain in effect until the Supreme Court of Canada issues its determination on Bell Canada’s leave to appeal application.

     On April 30, 2007, the CRTC issued Telecom Decision 2007-27 in which it set out the parameters of the new price cap regime that came into effect on June 1, 2007. In that decision, the CRTC eliminated the deferral account mechanism. Consequently, there are no new incremental deferral account obligations from June 1, 2007 onwards.

     Due to the nature and number of uncertainties which remain concerning the disposition of funds remaining in Bell Canada’s deferral account, we are unable to estimate the impact of Telecom Decision 2008-1 and outstanding proceedings on our financial results at this time.

Review of Regulatory Framework for Wholesale Services

As required by the federal Cabinet’s Policy Direction, on November 9, 2006, the CRTC released Telecom Public Notice 2006-14, in which it initiated a comprehensive review of the regulatory framework which requires incumbent telephone companies to provide wholesale access to certain telecommunication services to competitors. As part of this review, the CRTC examined the appropriate definition of essential services and the pricing principles for such services. In addition, the regulatory treatment for non-essential services was also examined.

     On March 3, 2008, the CRTC issued Telecom Decision 2008-17, in which it redefined essential services, assigned individual wholesale services to six separate categories, set out the pricing rules for each and established transition periods leading to forbearance for some. While the balance of Bell Canada’s wholesale services remain subject to regulation, competitor digital network and ethernet services which provide fibre access and transport, as well as certain other services such as wholesale operator services, will ultimately be forborne from regulation in three to five years, depending on the specific nature of the service. We are currently evaluating the decision but are unable to estimate its impact on our business at this time.

Commissioner for Complaints for Telecommunications Services (CCTS)

In conjunction with the announcement, on April 4, 2007, of the new framework for deregulation of local service in communities across Canada where competition exists, the Government of Canada asked telecommunications service providers to work together to create an independent, industry-funded agency to handle complaints from consumers and small businesses which have been unable to resolve their complaints through direct communication with their service provider.

     On July 23, 2007, the CCTS was launched. On the same date, Bell Aliant, Bell Canada and other telecommunications service providers filed with the CRTC a joint proposal for the structure and mandate of the CCTS. The CCTS does not replace telecommunications service providers’ normal complaint resolution processes, but is intended to assist when those processes do not resolve concerns. CCTS membership is open to all of Canada’s telecommunications service providers.

     On August 22, 2007, the CRTC issued Telecom Public Notice 2007-16 in order to approve the organization and mandate of the CCTS. A public consultation was held in November 2007 and on December 20, 2007 the CRTC issued Telecom Decision 2007-130. The decision included certain amendments to the proposed mandate and structure of the CCTS.

Bell Canada Enterprises 2007 Annual Report 47

Management’s Discussion and Analysis

     On February 4, 2008, the members of the CCTS filed with the CRTC draft revised constating documents intended to reflect the directions in Decision 2007-130. On the same day, Bell Aliant, Bell Canada, Northwestel and Télébec filed an application with the CRTC seeking a review and variance of Telecom Decision 2007-130 with respect to the CRTC’s direction that the CCTS should not be constrained by contractual limitations of liability when making binding decisions. Another group of CCTS members filed a second review and vary application addressing a broader range of issues. Several consumer advocacy groups have requested that the CRTC hold a formal proceeding on the adequacy of the draft revised constating documents.

BROADCASTING ACT

The Broadcasting Act assigns the regulation and supervision of the broadcasting system to the CRTC. Key policy objectives of the Broadcasting Act are to:

  protect and strengthen the cultural, political, social and economic fabric of Canada encourage the development of Canadian expression.

Most broadcasting activities require a broadcasting licence or broadcasting distribution licence from the CRTC. The CRTC may exempt broadcasting undertakings from complying with certain licensing and regulatory requirements if the CRTC is satisfied that complying with those requirements will not materially affect the implementation of Canadian broadcasting policy. A corporation must meet the following ownership requirements to obtain a broadcasting or a broadcasting distribution licence:

  it must be Canadian owned and controlled. At least 80% of all outstanding and issued voting shares and at least 80% of the votes must be beneficially owned directly by Canadians it must not otherwise be controlled by non-Canadians

  at least 80% of the board of directors, as well as the chief executive officer, must be Canadian at least 66 2/3% of all outstanding and issued voting shares, and at least 66 2/3% of the votes of the parent corporation, must be beneficially owned and controlled, directly or indirectly, by Canadian interests.

If the parent corporation of a broadcasting licensee has fewer than 80% Canadian directors on its board of directors, a non-Canadian chief executive officer or less than 80% Canadian ownership, the parent corporation must demonstrate to the CRTC that it or its directors do not have control or influence over any of the broadcasting licensee’s programming decisions.

     Corporations must have the CRTC’s approval before they can transfer effective control of a broadcasting licensee. The CRTC may impose certain requirements, including the payment of certain benefits, as a condition of the transfer.

     Bell Canada holds broadcasting distribution licences, for major centres in Ontario and Québec, to offer video on a wireline basis. In addition, Bell ExpressVu, Bell Aliant, Northwestel and Cablevision du Nord du Québec Inc., a Télébec subsidiary, have broadcasting distribution licences that allow them to offer services. Bell ExpressVu is permitted to offer services nationally. Bell Aliant is permitted to offer services in Newfoundland and Labrador, Nova Scotia and New Brunswick. Télébec is permitted to offer services in specific areas of Ontario and Québec. Northwestel is permitted to offer services in specific areas of the Northwest Territories.

Bell ExpressVu

In July 2007, the CRTC initiated a public process intended to review the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services. This comprehensive re-examination of the Broadcasting Distribution Regulations will impact Bell ExpressVu’s DTH satellite television service and Bell Canada’s terrestrial IPTV cable service. The proposed elimination of regulation could benefit Bell Canada’s broadcasting initiatives by freeing us to compete more effectively and to exercise much greater control over our operations. The CRTC has determined that the possibility of requiring cable and satellite operators to pay over-the-air broadcasters for the right to carry their signals, including distant or out-of-market signals, is under consideration in this proceeding. Comments were filed on January 25, 2008 and a public hearing is scheduled to commence on April 7, 2008. The CRTC’s determinations in this matter are anticipated in the third quarter of 2008. A decision from the CRTC requiring cable and satellite operators to pay over-the-air broadcasters could have a negative effect on our business and financial results.

     In December 2006, the Federal Court of Canada ruled that Part II Licence Fees, levied by the CRTC under the Broadcasting Act to recover Industry Canada costs associated with broadcasting spectrum management and paid by broadcasters and broadcast distributors, are an illegal tax, but declined to order the reimbursement of the fees paid to date by the plaintiff broadcasters. The decision of the Federal Court of Canada is being appealed by the Government of Canada, which is contesting the declaration that Part II Licence Fees are an illegal tax, and by the Canadian Association of Broadcasters, which is

48 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

challenging the finding that their members are not entitled to recovery of fees paid to date. In June 2007, Bell ExpressVu, together with Rogers Cable and Cogeco, were granted leave to intervene in these appeals. Arguments were heard in December 2007, with judgment being reserved. On November 29, 2007, Bell ExpressVu initiated a civil action against the Government of Canada, claiming reimbursement of Part II Licence Fees paid over the last six years (the maximum period recoverable under applicable limitation periods). This suit is unlikely to proceed pending a decision of the Federal Court of Appeal on the appeals heard in December. The fees in question represent 1.365% of Bell ExpressVu’s annual revenue for each of the last six years.

RADIOCOMMUNICATION ACT

Industry Canada regulates the use of radio spectrum by Bell Canada, Bell Mobility and other wireless service providers under the Radiocommunication Act. Under the Radiocommunication Act, Industry Canada ensures that:

  radio communication in Canada is developed and operated efficiently radio stations are established in an orderly manner, as well as any changes thereto.

The Minister of Industry has the discretion to:

  issue and amend radio licences

  set technical standards for radio equipment

  establish licensing conditions

  decide how radio spectrum is allocated and used.

Under the Radiocommunication Regulations, companies that are eligible for radio licences, such as Bell Canada and Bell Mobility, must meet the same ownership requirements that apply to corporations under the Telecommunications Act.

     The Radiocommunication Act contains provisions which make it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal in connection with unauthorized reception of satellite signals. Bell ExpressVu, Bell Canada, the Canadian Association of Broadcasters, and members of Canada’s broadcasting production community continue to encourage the Government of Canada to strengthen the Radiocommunication Act in order to combat the black market in signal theft.

Spectrum Licences

Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act. While we anticipate that the licences under which we provide cellular and PCS services will be renewed at term, there is no assurance that this will happen. In Industry Canada’s November 28, 2007 decision regarding the licensing and auction policy for the auctioning of AWS spectrum, Industry Canada indicated that an upcoming consultation regarding the renewal process may affect the renewal of both existing and AWS spectrum licences. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. Moreover, in its AWS decision, Industry Canada indicated that even with full compliance with the conditions of a licence, Industry Canada could withdraw a licence based on circumstances in existence at the time of renewal. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a negative effect on our business.

     As a result of an Industry Canada decision, the cellular and PCS licences under which we provide service, which would have expired on March 31, 2006, will now expire in 2011. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, our cellular and PCS licences are now classified as “spectrum licences”, that is licences issued on a geographic basis rather than on a radio-site-by-radio-site basis, with a standard 10-year licence term.

Wireless and Radio Towers

In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In June 2007, Industry Canada released its revised antenna siting and approval policy. The new policy maintains exclusive federal jurisdiction over the authority to regulate the siting of antennae and related supporting structures in Canada. The new policy, which came into

Bell Canada Enterprises 2007 Annual Report 49

Management’s Discussion and Analysis

effect in January 2008, requires additional public notification in order to erect new tower sites which may require additional community consultation. The revised policy also includes dispute resolution guidelines and timelines which may facilitate new tower placement in some instances.
     In its November 28, 2007 AWS decision, Industry Canada adopted a new policy which mandates the sharing of wireless towers and cell sites at commercial rates, where technically feasible, and prohibits exclusive rooftop arrangements with landlords. Industry Canada also initiated a public consultation to consider specific implementation issues and changes to the conditions of existing and AWS spectrum licences, necessitated by its new tower sharing policy. On February 29, 2008, Industry Canada issued its conditions of licence for mandated roaming and antenna tower and site sharing and to prohibit exclusive site arrangements. As noted by Industry Canada, the revised conditions of licence are intended to facilitate competitive entry into the Canadian wireless market and, taken collectively, are intended to result in increased competition. Due to the nature and number of uncertainties that remain concerning mandated tower sharing, we are unable to estimate the potential impact of the revised conditions of licence on our business at this time.

Additional Mobile Spectrum

As mentioned above, on November 28, 2007, Industry Canada released its decision concerning the policy and rules governing the licensing of additional mobile spectrum for AWS in the 1.7 and 2.1 GHz bands. The licensing process also makes an additional 10 MHz of PCS spectrum available in the 1.9 GHz band and 5 MHz in the 1.6 GHz band. In total 105 MHz of spectrum, 90 MHz of which is AWS spectrum, is available to be licensed through a competitive spectrum auction, the bidding stage of which is scheduled to commence on May 27, 2008. Industry Canada’s AWS decision sets aside 40 MHz of the available 90 MHz of AWS spectrum for which only new entrants may bid. The remaining 50 MHz of AWS is open to bidding by any party including incumbent carriers and new entrants. Industry Canada has defined a new entrant as any party, including its affiliates, whose wireless market share constitutes less than 10% of national wireless revenue.

     The decision may result in the entry of new national and regional wireless carriers. Industry Canada has not adopted an auction spectrum cap, for either new entrant or incumbent AWS spectrum blocks, which raises the possibility of one bidder acquiring a substantial portion, or potentially all, of the available new entrant or incumbent spectrum. Industry Canada’s decision also mandates digital roaming on all current Canadian mobile band allocations (i.e., cellular, PCS and AWS), both within a regional entrant’s licensed territory as well as outside its territory, for up to 10 years for carriers licensed as a result of the AWS auction. As previously discussed, on February 29, 2008, Industry Canada released revised conditions of licence governing mandated roaming. Among other things, Industry Canada clarified that resale of wireless services is not required and that any new entrant resulting from the AWS auction must build its own AWS wireless network before it will be eligible for mandated roaming. Industry Canada also clarified that new entrants are not entitled to roaming within their built-out licensed area. The above auction and licensing policies favour the entry of new competitors into the wireless market and could pose a risk to our financial performance.

BELL CANADA ACT

Under the Bell Canada Act, the CRTC must approve any sale or other disposal of Bell Canada voting shares that are held by BCE Inc., unless the sale or disposal would result in BCE Inc. retaining at least 80% of all of the issued and outstanding voting shares of Bell Canada. Except in the ordinary course of its business, the CRTC must also approve the sale or other disposal of facilities integral to Bell Canada’s telecommunications activities.

Risks that Could Affect Our Business and Results

This section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, cash flows or business, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements, in addition to the risks previously described under the sections Our Competitive Environment and Our Regulatory Environment or those described elsewhere in this MD&A.

50 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations, cash flows or business. Part of managing our business is to understand what these potential risks could be and to mitigate them where we can (for more details refer to the section Risk Management Practices immediately following this section).
     The actual effect of any event on our financial condition, results of operations, cash flows or business could be materially different from what we currently anticipate. The risks described below are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows or business.

     As a result of BCE Inc.’s strategy of concentrating on Bell Canada’s communications business and the completion of the disposition of most of BCE Inc.’s non-core assets, BCE Inc.’s financial performance now depends on how well Bell Canada performs financially. Accordingly, the risk factors described below mainly relate to the operations and businesses of Bell Canada and its subsidiaries and joint ventures.

A decline in economic growth and in retail and commercial activity could decrease demand for our products and services, potentially reducing profitability and threatening the ability of our customers to pay their expenses.

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. If there is a decline in economic growth and in retail and commercial activity, there could be a lower demand for our products and services. During these periods, customers may delay buying our products and services, reduce purchases or discontinue using them.

     Weak economic conditions could lower our profitability and reduce cash flows from operations. They also could negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses, which could adversely affect our results of operations.

Failure to achieve our business objectives could have an adverse impact on our financial performance and growth prospects.

We continue to implement our strategy of delivering advanced communications services and a superior customer experience to our customers across Canada. Our strategic direction requires us to continue to transform the way in which we serve customers in the context of our previously described competitive and regulatory environment. This means we will need to continue to respond by adapting to these changes, making necessary shifts in employee skills and investing capital to implement our strategies and operating priorities. If our management, processes or employees are not able to adapt to these changes or if required capital is not available on favourable terms, we may fail to achieve our business objectives which could have an adverse effect on our business, financial performance and growth prospects.

     Our strategies also require us to continue to transform our cost structure. Accordingly, we are continuing to implement several productivity improvements to reduce costs while containing our capital expenditures. Our objectives for cost reduction continue to be aggressive, and there is no assurance that we will be successful in reducing costs. Improved customer service and an enhanced perception of Bell Canada’s service offerings by existing and potential customers are critical to increasing customer retention and ARPU and attracting new customers. It may, however, be difficult to achieve these objectives while significantly reducing costs. In addition, there is a risk that customer service improvements that we may achieve will not necessarily translate into an enhanced public perception of Bell Canada’s service offerings or the achievement of customer retention objectives. If we are unable to achieve any or all of these objectives, our business and results of operations could be adversely affected.

     Furthermore, the current competitive environment suggests that the number of our legacy wireline customers and the volume of our long distance traffic will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. If legacy services margins decline faster than the rate of growth in margins of our newer growth services, our financial performance could be adversely affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be adversely affected.

     Although we expect a reduction in 2008 in the rate of our NAS losses, there is a risk that adverse changes in certain factors, including, in particular, competitive actions by cable providers, may result in acceleration beyond our current expectations in our rate of NAS erosion, particularly in our residential NAS. This could have an adverse effect on our results of operations.

Bell Canada Enterprises 2007 Annual Report 51

Management’s Discussion and Analysis

We face significant competition that may reduce our market share and revenues and lower our profitability.

We face intense competition not only from traditional competitors, but also from non-traditional players, such as cable companies, that have entered our markets. The rapid development of new technologies, services and products has eliminated the traditional lines between telecommunications, Internet and broadcasting services and brought new competitors to our markets. Technology substitution and VoIP, in particular, have reduced barriers to entry in our industry. This has allowed competitors to launch new products and services and gain market share with far lesser investments in financial, marketing, personnel and technological resources than have historically been required. We expect this trend to continue in the future, which could adversely affect our growth and our financial performance.

     We are facing significant competitive pressure from cable companies as a result of them offering voice services over their networks. Cable telephony in particular is being driven by its inclusion in discounted bundles and is now offered by cable operations in numerous Canadian markets. We expect further expansion throughout 2008. The roll-out of the cable companies’ footprints continues to put downward pressure on our market share, especially in the residential market. This could continue to have an adverse effect on our business and results of operations.

     Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets. If we fail to do so, our business and market position could be adversely affected. Refer to Our Competitive Environment for more details on our competitors and our competitive environment in general.

We could face increasing wireless competitive activity resulting from new technologies and from Industry Canada’s decision to license additional wireless spectrum.

We expect competition in the Canadian wireless market to intensify as new technologies, products and services are developed. In addition, competition could also increase as a result of Industry Canada’s decision to license, through a competitive spectrum auction, the bidding stage of which is scheduled to commence in May 2008, additional wireless spectrum, a significant part of which has been set aside for new entrants only. Industry Canada’s policies relating to the auction and to the licensing of additional wireless spectrum favour the entry of new competitors into the Canadian wireless market and could pose a risk to our financial performance. In addition, there is a risk that we will not be successful in securing, through the auction, all or part of the additional wireless spectrum that we need to provide enhanced wireless services and that our competitors will do so at our detriment. This could have an adverse effect on our business. Refer to Our Competitive Environment – Wireless for more details on our wireless competitors and our wireless competitive environment.

We need to anticipate technological change and invest in or develop new technologies, products and services. If we are unable to launch new technologies, products and services on a timely basis or if regulation expands to delay newer technologies, our business and results of operations may be adversely affected.

We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services and short product life cycles. Investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our financial performance objectives.

     We may face additional risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a risk that current regulation could be expanded to apply to newer technologies which could delay our launch of new services.

     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will gain market acceptance. New products or services that use new or evolving technologies could reduce demand for our existing offerings or cause prices for those services to decline. Our failure to successfully develop, implement and market new technologies, products, services or enhancements in a reasonable time could have an adverse effect on our business and results of operations.

52 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

Our operations depend on how well we protect, maintain and replace our networks, equipment, IT systems and softwares.

Our operations depend on how well we protect our networks, equipment, IT systems and softwares, and the information stored in our data centres, against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, vandalism and other events. Our operations also depend on the timely replacement, maintenance and upgrade of our networks, equipment, IT systems and softwares. Any of these and other events could result in network failures, billing errors and delays in customer service. Our operations also depend on our ability to protect the information stored in our data centres against theft. The theft of such information could adversely affect our customer relationships and expose us to claims in damages by customers.

     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also harm our business and our customer relationships.

Renegotiating collective agreements with employees could result in higher labour costs and work disruptions.

Approximately 45% of our employees are represented by unions and are covered by collective bargaining agreements. Renegotiating collective bargaining agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. There can be no assurance that should a strike or work disruption occur, it would not adversely affect service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could harm our business, including our customer relationships and results of operations.

     The collective agreement between the CEP and Bell Canada covering 5,122 craft and services employees expired on November 30, 2007. Negotiations between the CEP and Bell Canada started on October 29, 2007. On December 11, 2007, Bell Canada asked the federal Minister of Labour to appoint a conciliator to help move forward negotiations with the CEP. A conciliator was appointed on December 13, 2007. The conciliator met both parties in December 2007 and January 2008. On January 31, 2008, Bell Canada offered the craft and services employees covered by this collective agreement a new long-term contract that includes wage increases in each year, while providing Bell Canada additional flexibility. The CEP will put the offer to a vote and is expected to communicate the results to Bell Canada on March 17, 2008.

     In addition, the following significant collective agreements will expire in 2008:

  the collective agreement between the CEP and Bell Canada covering approximately 200 operators will expire on November 24, 2008 the collective agreement between the CEP and Bell Canada covering approximately 700 communications sales employees will expire on December 31, 2008.

The significant increase in broadband demand could have an adverse effect on our business and financial results.

With the rapid growth in video, and other bandwidth-intensive applications on the Internet, we may need to incur significant capital expenditures to provide additional capacity on our Internet network. We may not be able to recover these costs from customers due to competitors’ short-term pricing of comparable Internet services. There is also a risk that our efforts to optimize network performance, as a result of significantly increasing broadband demand, through paced FTTN roll-out, traffic management and rate plan changes could be unsuccessful and result in an increase in our Internet subscriber churn rate beyond our current expectations. This could have an adverse effect on our results of operations.

Changes in foreign ownership restrictions could increase competition in the future.

We already have several domestic and foreign competitors. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcast distribution undertakings. Removing or easing the limits on foreign ownership could result in more foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the Government of Canada will take as a result of these reviews and how it may affect us.

Bell Canada Enterprises 2007 Annual Report 53

Management’s Discussion and Analysis

Events affecting the operations of our service providers that operate outside Canada could have an adverse effect on our service levels.

We have outsourced certain services to providers that operate outside Canada. Although we have redundancy and network monitoring systems in place, a major natural disaster that affects the region in which our service providers operate, or other events adversely affecting the business or operations of such service providers, or our inability to access their services, could adversely affect our service levels and our business.

If we are unable to raise the capital we need, we may need to limit our capital expenditures or our investments in new businesses, or try to raise capital by disposing of assets.

We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures, for payment of contractual obligations and servicing and repayment of outstanding debt, which would significantly increase following the consummation of the Privatization, for pension funding and, until consummation of the Privatization, for payment of dividends to BCE Inc.’s common and preferred shareholders. Our cash requirements may be adversely affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built into our business plan. Our ability to meet our financial obligations and provide for planned growth depends on our having access to adequate sources of capital and on our ability to generate cash flows from operations which is subject to general economic, market, competitive, regulatory and other risk factors described in this MD&A, many of which are not within our control.

     In general, we finance our capital needs from cash generated by our operations or investments, by borrowing from commercial banks, through debt and equity offerings in the capital markets, or by selling or otherwise disposing of assets (including accounts receivable). The amount of working capital available to operate our business and our ability to achieve our working capital objectives could be adversely impacted by our level of success in collecting outstanding accounts receivable balances through the use of our employees, systems and technology.

     Financing through equity offerings would dilute the holdings of equity investors. An increased level of debt financing could result in lower credit ratings, increase our borrowing costs and reduce the amount of funding available to us. Business acquisitions could also adversely affect our credit ratings and have similar adverse consequences.

     Our ability to raise financing depends on our ability to access the public debt capital market and bank credit market. The cost and amount of funding depend largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. In addition, participants in the public debt capital and bank credit markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry. Furthermore, prior to the consummation of the Privatization, the Definitive Agreement restricts our ability to raise debt and dispose of assets without the consent of the Investor Group.

     Our ability to access the public debt capital and bank credit markets at this time may be negatively affected by BCE Inc.’s announcement of its proposed Privatization and by adverse conditions currently prevailing in such markets. Additional credit rating downgrades could further adversely affect our ability to access the public debt capital and the bank credit markets both prior to and following the consummation of the Privatization. In addition to having a possibly reduced ability to access such markets, funding from these sources would likely be made available on less favourable terms and conditions (including more restrictive covenants) and would likely significantly increase our cost of borrowing compared to terms that have been available to us historically.

     If we cannot raise the capital we need to implement our business plan upon acceptable terms, we may have to limit our ongoing capital expenditures, limit our investment in new businesses or try to raise additional capital by selling or otherwise disposing of assets. Any of these could have an adverse effect on our cash flows from operations and on our growth prospects.

The consummation of the Privatization is still subject to a number of terms and conditions including the receipt of various approvals and contractual termination rights.

The consummation of the Privatization is still subject to a number of terms and conditions, including, without limitation: (i) approval of the CRTC and Industry Canada; (ii) resolution of any appeal filed by the debenture holders which affects the approval of the Arrangement; and (iii) certain termination rights available to the parties under

54 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

the Definitive Agreement. There can be no assurance that these approvals will be obtained, the other conditions to the Privatization will be satisfied in accordance with their terms, and/or the parties to the Definitive Agreement will not exercise their termination rights. In such cases, the Privatization could be modified, restructured or terminated, as applicable. Failure to consummate the Privatization could have a material adverse impact on the market price of BCE Inc.’s shares. Depending on the circumstances in which the Privatization is not completed, BCE Inc. could have to pay to the Investor Group significant break-up fees and costs, in addition to its own costs incurred in connection with the Privatization.

     On March 7, 2008, the Québec Superior Court approved the Arrangement and dismissed all claims made by or on behalf of certain holders of Bell Canada’s debentures who had instituted legal proceedings seeking in particular to prevent the Privatization from becoming effective. Any appeal of the Court’s decisions must be filed by the debenture holders with the Québec Court of Appeal by March 17, 2008. See Legal Proceedings – Lawsuits Related to BCE Inc. – Privatization Transaction Lawsuit contained in the BCE 2007 AIF for more information concerning such legal proceedings.

We may not be able to discontinue certain services as necessary to improve capital and operating efficiencies.

We are in the process of moving traffic on our core circuit-based infrastructure to IP technology. As part of this move, we are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected.

Regulatory initiatives or proceedings, pending or future litigation or changes in laws or regulations could have an adverse effect on our business and results of operations.

Our business is affected by decisions made by various regulatory agencies, including the CRTC. Decisions of the CRTC may have an adverse effect on our business and results of operations. In addition, we become involved in various claims and litigation as part of our business. Pending or future litigation, including an increase in class action claims, could also have an adverse effect on our business and results of operations.

     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect us. These include changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. They also include recent amendments to Canadian securities laws which introduced statutory civil liability for misrepresentations in continuous disclosure.

     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen. Refer to Our Regulatory Environment – Broadcasting Act – Bell ExpressVu for a discussion of the public process initiated by the CRTC to review the regulatory frameworks for broadcasting distribution undertakings and discretionary programming services, including the review by the CRTC of the possibility of requiring cable and satellite operators to pay over-the-air broadcasters for the right to carry their signals.

     For a description of the principal regulatory initiatives and proceedings affecting us, please see the section Our Regulatory Environment.

     For a description of the principal legal proceedings involving us, please see the section Legal Proceedings contained in the BCE 2007 AIF.

Increased regulations or legislation banning the use of cellular phones while driving may result in an overall decline in cellular phone use that could have a negative effect on our wireless business.

Some studies suggest that irresponsible use of cellular phones while driving may result in motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellular phones and other wireless devices while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in-vehicle use of wireless devices. The Québec provincial government introduced legislation in December of 2007 banning the use of handheld cell

Bell Canada Enterprises 2007 Annual Report 55

Management’s Discussion and Analysis

phones while driving. The Québec provincial government further indicated that it is going to study the use of hands-free devices and may introduce additional legislation if the study shows that the use of hands-free devices by drivers contributes to vehicle accidents. As well, legislation was introduced in Nova Scotia in the fall of 2007 prohibiting the use of handheld cell phones while driving. These measures may result in an overall decline in cellular phone use and could have an adverse impact on our wireless business.

Satellites used by Bell ExpressVu are subject to significant operational risks and satellites that are not yet built are subject to construction and launch delays that could have an adverse effect on Bell ExpressVu’s business and financial results.

Bell ExpressVu currently uses four satellites – Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4iR – for its video services. Telesat, a former subsidiary of BCE Inc., operates or directs the operation of these satellites. Bell ExpressVu has also entered into agreements with Telesat for further satellite capacity.

     Satellites utilize highly complex technology and operate in the harsh environment of space and therefore are subject to significant operational risks while in orbit. The risks include in-orbit equipment failures, malfunctions and other kinds of problems commonly referred to as anomalies that could reduce the commercial usefulness of a satellite used by Bell ExpressVu. Acts of war or terrorism, magnetic, electrostatic or solar storms, and space debris or micrometeoroids could also damage the satellites used by Bell ExpressVu. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have an adverse effect on Bell ExpressVu’s business and results of operations and could result in many customers terminating their subscription to Bell ExpressVu’s DTH satellite television service.

     In addition, there are certain risks related to the construction and launch of new satellites. Launch delays can result from delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. If satellite construction schedules are not met, a launch opportunity may not be available at the time the satellite is ready to be launched. Launch vehicles may fail resulting in significant delays in the deployment of satellites because of the need to construct replacement satellites, which typically takes up to 30 months or longer, and to obtain another launch vehicle. Such significant delays could adversely affect Bell ExpressVu’s ability to launch new services and reduce the competitiveness of its television services.

Competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada and the theft of our satellite television services could have an adverse effect on Bell ExpressVu’s business and results of operations.

We continue to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, we are participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada.

     In addition, Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu introduced a smart card swap for its authorized digital receivers that is designed to block unauthorized reception of Bell ExpressVu’s signals. However, as with any technology-based security system, it is not possible to prevent with absolute certainty a compromise of that security system. As is the case for all other pay television providers, Bell ExpressVu has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise of Bell ExpressVu’s signal security systems. The competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada, and the outcome of the related legal actions, and the theft of Bell ExpressVu’s services, could have an adverse effect on Bell ExpressVu’s business and results of operations.

We may be required to increase contributions to our defined benefit pension plans in the future, depending on future returns on pension plan assets, long-term interest rates and changes in pension regulations, which may have a negative effect on our liquidity and results of operations.

The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including actual returns on pension plan assets, long-term interest rates and changes in pension regulations. These factors could require us to increase contributions to our defined benefit pension plans in the future and, therefore, could have a negative effect on our liquidity and results of operations.

56 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

BCE Inc. is dependent on the ability of its subsidiaries to pay dividends or otherwise make distributions to it.

BCE Inc. has no material sources of income or assets of its own, other than the interests that it has in its subsidiaries, joint ventures and significantly influenced companies, including its ownership of all of the outstanding common shares of Bell Canada. BCE Inc.’s cash flow and, consequently, its ability to service its indebtedness and, until consummation of the Privatization, pay dividends to its common and preferred shareholders, is therefore dependent upon the ability of its subsidiaries, joint ventures and significantly influenced companies to pay dividends or otherwise make distributions to it.

     BCE Inc.’s subsidiaries, joint ventures and significantly influenced companies are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any dividends or make any other distributions to BCE Inc. In addition, any right of BCE Inc. to receive assets of its subsidiaries, joint ventures and significantly influenced companies upon their liquidation or reorganization will be structurally subordinated to the prior claims of creditors of such subsidiaries, joint ventures and significantly influenced companies.

We may not receive distributions from Bell Aliant due to the uncertainty of Bell Aliant’s performance or changes to the tax treatment of trusts.

Although Bell Aliant intends to make cash distributions to its unitholders, including us, there can be no guarantee regarding the amounts of these cash distributions, which may fluctuate with Bell Aliant’s performance. Bell Aliant also has the discretion to establish cash reserves for the proper conduct of its business which would reduce the amount of cash available for distributions in the year. Accordingly, we cannot provide any assurance regarding the actual levels of distributions by Bell Aliant.

     The Government of Canada’s changes to the tax treatment of income trusts announced on October 31, 2006 received royal assent and were enacted into law on June 22, 2007 (the SIFT Rules). Effective in 2011, income trusts that were publicly traded before November 2006, like Bell Aliant, will be subject to taxation at corporate tax rates and certain distributions to unitholders will be taxed like dividends received from a corporation. All else being equal, the taxation of income trusts at corporate tax rates is likely to result in less cash being available to pay distributions by Bell Aliant. The Government of Canada specified that while there was no intention to prevent existing income trusts from normal growth during the transitional period, any undue expansion of an existing income trust before 2011 would make the new rules effective immediately.

     To qualify for the delay in applying the SIFT Rules, Bell Aliant must comply with the government’s normal growth guidelines regarding equity capital that were issued on December 15, 2006, as amended from time to time. The normal growth guidelines are intended to ensure that any growth by a trust is reasonable and within the government’s policy objectives. To qualify for the delay in applying the SIFT Rules, the equity of Bell Aliant is only permitted to grow by a prescribed annual amount up to and including the 2010 calendar year. The normal growth guidelines also indicate that the merger of two or more income trusts, each of which was publicly traded on October 31, 2006, or a reorganization of such an income trust, would not be considered growth to the extent that there was no net addition to equity as a result of the merger or reorganization.

     Because there is still uncertainty as to the interpretation of these guidelines and what constitutes growth in certain situations, there can be no assurance that Bell Aliant will be able to retain the benefit of the deferral of the SIFT Rules. A reduction in distributions from Bell Aliant could have an adverse effect on our cash flows and results of operations.

Health concerns about radio frequency emissions from wireless devices, as well as epidemics and other health risks, could have an adverse effect on our business.

It has been suggested that some radio frequency emissions from cellular phones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Epidemics, pandemics and other health risks could also occur which could adversely affect our ability to maintain our networks operational and provide services to our customers. Any of these events could have an adverse effect on our business and results of operations.

Bell Canada Enterprises 2007 Annual Report 57

Management’s Discussion and Analysis

RISK MANAGEMENT PRACTICES

BCE Inc.’s audit committee (Audit Committee) is responsible for the oversight of our risk management processes. Such processes are designed to manage, rather than eliminate, certain risks affecting us and achievement of our business objectives. The Audit Committee also takes into account significant social, environmental and ethical matters that relate to our business and reviews annually our corporate social responsibility program.

     We have enterprise-wide risk assessment processes which incorporate the internal control and enterprise risk management frameworks of the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Risk assessment and evaluation is an important part of the annual business planning cycle. In developing their annual plans, BCE’s business units identify and assess significant risks to the achievement of their business objectives and where necessary develop mitigation plans. The risk information generated is reviewed with senior management and BCE Inc.’s board of directors in evaluating the business plans for each of the business units and the company as a whole. The Internal Audit group plans its annual activities employing a risk-based review of internal control processes in the company. Throughout the year the Internal Audit group carries out continuing assessments of the quality of controls. On a quarterly basis, the Internal Audit group reports to the Audit Committee on the status of adherence to our internal control policies and on areas identified for specific improvement. The Internal Audit group also promotes effective risk management in our lines of business.

     The Audit Committee considers the effectiveness of the operation of our internal control procedures, reviewing reports from the Internal Audit group and BCE Inc.’s external auditors. The Audit Committee reports its conclusions to BCE Inc.’s board of directors.

Our Accounting Policies

This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes key changes in accounting standards and our accounting policies, and how they affect our financial statements.

     We have prepared our consolidated financial statements according to Canadian GAAP. Other significant accounting policies, not involving the same level of measurement uncertainty as those discussed in this section, are nevertheless important to an understanding of our financial statements. Estimates related to revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, inventory reserves, employee compensation plans, evaluation of minimum lease terms for operating leases, and business combinations require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. There were no significant changes to the estimates we made in the past three years. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.

CRITICAL ACCOUNTING ESTIMATES

As required under Canadian GAAP, we make estimates when we account for and report assets, liabilities, revenues and expenses, and disclose contingent assets and liabilities in our financial statements. We are also required to regularly evaluate the estimates that we make.

     We base our estimates on a number of factors, including historical experience, current events and actions that we may undertake in the future, and other assumptions that we believe are reasonable based on information available at the time they are made. Given the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from these estimates.

     We consider the estimates described in this section to be an important part of understanding our financial statements because they require management to make assumptions about matters that are highly uncertain at the time the estimate was made and changes to these estimates could have a material impact on our financial statements.

     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the Audit Committee of our board of directors. The Audit Committee has reviewed these critical accounting estimates.

58 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     Any sensitivity analysis included in this section should be used with caution as the changes are hypothetical and the impact of changes in each key assumption may not be linear.

Employee Benefit Plans

We maintain defined benefit plans that provide pension and other post-employment benefits for most of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.

     We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, trends in healthcare costs and expected average remaining years of service of employees.

     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.

     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the estimated average working lives of the employees who benefit from the plans.

     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.

Discount Rate

The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.

     We determine the appropriate discount rate at the end of every year. Our discount rate was 5.6% at December 31, 2007, an increase from 5.3% at December 31, 2006. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the discount rate on the net benefit plans cost for 2008 and the accrued benefit asset at December 31, 2008.

		IMPACT ON
		ACCRUED
	IMPACT ON	BENEFIT
	NET BENEFIT	ASSET AT
	PLANS COST	DECEMBER 31,
	FOR 2008	2008
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)

Discount rate increased to 6.1%
Bell Wireline	(26)	26
Bell Wireless	(2)	2
Bell Aliant	(17)	17

Total	(45)	45

Discount rate decreased to 5.1%
Bell Wireline	87	(87)
Bell Wireless	3	(3)
Bell Aliant	17	(17)

Total	107	(107)

Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a lower pension surplus. This means that we may have to increase cash contributions to the pension fund.

Expected Long-Term Rate of Return

The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.

Bell Canada Enterprises 2007 Annual Report 59

Management’s Discussion and Analysis

     We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.5% in 2007, which is the same as it was in 2006. The following table shows the impact of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets on the net benefit plans cost for 2008 and the accrued benefit asset as at December 31, 2008.

		IMPACT ON
		ACCRUED
	IMPACT ON	BENEFIT
	NET BENEFIT	ASSET AT
	PLANS COST	DECEMBER 31,
	FOR 2008	2008
	INCREASE/	INCREASE/
	(DECREASE)	(DECREASE)

Expected rate of return increased to 8.0%
Bell Wireline	(59)	59
Bell Wireless	(1)	1
Bell Aliant	(13)	13

Total	(73)	73

Expected rate of return decreased to 7.0%
Bell Wireline	59	(59)
Bell Wireless	1	(1)
Bell Aliant	13	(13)

Total	73	(73)

Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a lower pension surplus. This means that we may have to increase cash contributions to the pension fund.

Useful Lives of Property, Plant and Equipment

We review estimates of the useful lives of property, plant and equipment on a periodic basis and adjust them on a prospective basis,if necessary.

     A significant proportion of our total assets consist of property, plant and equipment. Changes in technology or in our intended use of these assets, as well as changes in business prospects or economic and industry factors may cause the estimated useful lives of these assets to change.

     We perform internal studies to assess the appropriateness of depreciable lives of property, plant and equipment. These studies use models, which take into account actual and expected future usage, physical wear and tear, replacement history, and assumptions about technology evolution, to calculate the remaining life of our assets. When these factors indicate that assets’ useful lives are different from the original assessment, we depreciate the remaining carrying values prospectively over the adjusted estimated useful lives.

Goodwill Impairment

We assess goodwill impairment of individual reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.

We assess goodwill impairment in two steps:

  we identify any potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of a reporting unit is less than its carrying value, fair values are determined for all of its identifiable assets and liabilities. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  an impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its fair value.

     We make a number of significant estimates when calculating fair value using discounted future cash flows or other valuation methods. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, the discount rate and others.

     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.

     Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.

     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.

     There were no impairment charges recorded in 2007, 2006 or 2005.

Contingencies

We become involved in various litigation and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.

     We accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.

60 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material effect on our results of operations, cash flows and financial position in the period in which the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be deducted from cash from operating activities.
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2007. We have not made any significant changes to our estimates in the past two years.

Income Taxes

Management believes that it has sufficient amounts accrued for outstanding income tax matters based on all of the information that is currently available. In addition, the calculation of income tax expense requires significant judgment in interpreting tax rules and regulations, which are changing constantly. Each of our operating segments may be affected.

     Our tax filings are also subject to audits, the outcome of which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.

     There were no significant changes to the estimates we made in the past two years.

RECENT CHANGES TO ACCOUNTING STANDARDS

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Comprehensive Income

The CICA issued section 1530 of the CICA Handbook, Comprehensive Income, which describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than shareholders. It includes items that would not normally be included in net earnings, such as:

  changes in the currency translation adjustment relating to self-sustaining foreign operations unrealized gains or losses on available-for-sale investments gains and losses on cash flow hedges.

The CICA also made related changes to section 3250 of the CICA Handbook, Surplus (reissued as section 3251, Equity) and section 1650 of the CICA Handbook, Foreign Currency Translation (reissued as section 1651, Foreign Currency Translation).

     Effective January 1, 2007, we report accumulated other comprehensive income and its components in the consolidated financial statements. Details of the transition adjustments are presented in Note 23, Accumulated Other Comprehensive Income (Loss).

Financial Instruments and Hedges

The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and derivatives. This section requires that:

  all financial assets be measured at fair value, with some exceptions for loans and receivables and investments that are classified as held-to-maturity all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their amortized cost.

  all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

Bell Canada Enterprises 2007 Annual Report 61

Management’s Discussion and Analysis

The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

     The CICA issued section 3865 of the CICA Handbook, Hedges, which describes how and when hedge accounting can be used.

     Hedging is an activity used to change an exposure to one or more risks by creating an offset between:

  changes in the fair value of a hedged item and a hedging item, or changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure related to a hedged item and a hedging item.

Under hedge accounting, all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.

     Details of the transition adjustments are presented in the statement of deficit and in Note 23, Accumulated Other Comprehensive Income (Loss).

FUTURE CHANGES TO ACCOUNTING STANDARDS

General Standards of Financial Presentation

The CICA amended section 1400 of the CICA Handbook, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes came into effect on January 1, 2008.

Capital Disclosures

The CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008.

Inventory

The CICA issued section 3031 of the CICA Handbook, Inventories, which establishes guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes came into effect on January 1, 2008 and the effect of adopting this section was not significant.

Goodwill and Intangible Assets

The CICA issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Standards relating to goodwill are unchanged from those included in section 3062. This section comes into effect on January 1, 2009, replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. We are currently evaluating the effect of adopting this section on our consolidated financial statements.

Financial Instruments

The CICA issued section 3862, Financial Instruments –Disclosures and 3863, Financial Instruments – Presentation, of the CICA Handbook.

     Section 3862 establishes disclosure requirements that enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance; and

  the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation.

62 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

Controls and Procedures

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures that are designed to ensure that the information is accumulated and communicated to management, including BCE Inc.’s President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO), to allow timely decisions regarding required disclosure.

     As of December 31, 2007, an evaluation of the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and under Multilateral Instrument 52-109, was carried out by our management under the supervision, and with the participation, of the President and CEO and the CFO. Based on that evaluation, the President and CEO and the CFO concluded that the design and operation of our disclosure controls and procedures were effective as at December 31, 2007.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f ) under the U.S. Securities Exchange Act of 1934 and under Multilateral Instrument 52-109. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal control over financial reporting as of December 31, 2007, based on the framework and criteria established in Internal Control – Integrated Framework issued by the COSO, and has concluded that our internal control over financial reporting is effective. There are no material weaknesses that have been identified by management.

     No changes were made in our internal control over financial reporting during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Non-GAAP Financial Measures

This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.

EBITDA

The term EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) does not have any standardized meaning according to GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

     We define EBITDA as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of depreciation, amortization of intangible assets and restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. We exclude depreciation and amortization of intangible assets because it largely depends on the accounting methods and assumptions a company uses, as well as non-operating factors such as the historical cost of capital assets. Excluding restructuring and other does not imply they are non-recurring.

     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.

Bell Canada Enterprises 2007 Annual Report 63

Management’s Discussion and Analysis

     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to EBITDA on a consolidated basis for BCE and Bell Canada.

BCE	2007	2006	2005

Operating income	3,439	3,299	3,728
Depreciation and amortization of intangible assets	3,199	3,128	3,061
Restructuring and other	336	355	55

EBITDA	6,974	6,782	6,844

BELL	2007	2006	2005

Operating income	2,609	2,492	2,886
Depreciation and amortization of intangible assets	2,574	2,488	2,375
Restructuring and other	313	300	58

EBITDA	5,496	5,280	5,319

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER

The term operating income before restructuring and other does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

     We use operating income before restructuring and other, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding restructuring and other does not imply they are non-recurring.

     The most comparable Canadian GAAP financial measure is operating income. The following tables are reconciliations of operating income to operating income before restructuring and other on a consolidated basis for BCE and Bell Canada.

BCE	2007	2006	2005

Operating income	3,439	3,299	3,728
Restructuring and other	336	355	55

Operating income before restructuring and other	3,775	3,654	3,783

BELL	2007	2006	2005

Operating income	2,609	2,492	2,886
Restructuring and other	313	300	58

Operating income before restructuring and other	2,922	2,792	2,944

NET EARNINGS BEFORE RESTRUCTURING AND OTHER, NET GAINS ON INVESTMENTS, AND COSTS INCURRED TO FORM BELL ALIANT

The term net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

     We use net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other, net gains on investments, and costs incurred to form Bell Aliant. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares.

     The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant on a consolidated basis and per BCE Inc. common share.

64 Bell Canada Enterprises 2007 Annual Report

Management’s Discussion and Analysis

	2007		2006		2005

	TOTAL	PER SHARE	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings applicable to common shares	3,926	4.88	1,937	2.25	1,891	2.04
Restructuring and other (1)	210	0.26	222	0.26	37	0.04
Net gains on investments (2)	(2,252)	(2.80)	(525)	(0.61)	(27)	(0.03)
Other costs incurred to form Bell Aliant (3)	–	–	42	0.05	–	–

Net earnings before restructuring and other, net gains on investments, and costs incurred to form Bell Aliant	1,884	2.34	1,676	1.95	1,901	2.05

(1) Includes transaction costs associated with the formation of Bell Aliant. These costs relate mainly to financial advisory, professional and consulting fees. In 2006, we incurred $138 million ($77 million after tax and non-controlling interest).

(2) Amounts for 2006 include the recognition of a future tax asset of $434 million, representing the tax-effected amount of approximately $2,341 million of previously unrecognized capital loss carryforwards.

(3) Premium cost incurred by Bell Aliant on early redemption of long-term debt as a result of the formation of Bell Aliant. In 2006, we incurred $122 million ($42 million after tax and non-controlling interest).

FREE CASH FLOW

We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

     The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.

     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

     The most comparable Canadian GAAP financial measure is cash from operating activities. The following table is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	2007	2006	2005

Cash flows from operating activities	5,704	5,366	5,319
Capital expenditures	(3,151)	(3,133)	(3,357)
Total dividends paid	(1,675)	(1,546)	(1,450)
Other investing activities	13	(2)	39

Free cash flow	891	685	551

Bell Canada Enterprises 2007 Annual Report 65

Reports on Internal Control

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of BCE Inc. (BCE) is responsible for establishing and maintaining adequate internal control over financial reporting under the supervision of the President and Chief Executive Officer and the Chief Financial Officer. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

     Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

     Management evaluated the design and operation of BCE’s internal control over financial reporting as of December 31, 2007, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management.

     BCE’s internal control over financial reporting as of December 31, 2007 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, who also audited BCE’s consolidated financial statements for the year ended December 31, 2007. Deloitte & Touche issued an unqualified opinion on the effectiveness of BCE’s internal control over financial reporting.

Michael J. Sabia
President and Chief Executive Officer

Siim A.Vanaselja
Chief Financial Officer

Karyn A. Brooks
Senior Vice-President and Controller

March 5, 2008

66 Bell Canada Enterprises 2007 Annual Report

 Reports on Internal Control

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of BCE Inc.

     We have audited the internal control over financial reporting of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

     A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

     Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

     We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2007 of the Company and our report dated March 5, 2008 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Independent Registered Chartered Accountants

Montréal, Canada
March 5, 2008

Bell Canada Enterprises 2007 Annual Report 67

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

These financial statements form the basis for all of the financial information that appears in this annual report.
     The financial statements and all of the information in this annual report are the responsibility of the management of BCE Inc. and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, Independent Registered Chartered Accountants, have audited the financial statements.
     Management has prepared the financial statements according to generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present BCE’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the Audit Committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an Audit Committee, which is made up of unrelated and independent directors. The Audit Committee’s responsibilities include reviewing the financial statements and other information in this annual report, and recommending them to the board of directors for approval. You will find a description of the Audit Committee’s other responsibilities on page 114 of this annual report. The internal auditors and the shareholders’ auditors have free and independent access to the Audit Committee.

Michael J. Sabia
President and Chief Executive Officer

Siim A.Vanaselja
Chief Financial Officer

Karyn A. Brooks
Senior Vice-President and Controller

March 5, 2008

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of BCE Inc.
     We have audited the accompanying consolidated balance sheets of BCE Inc. and subsidiaries (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of operations, comprehensive income, deficit and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
     With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of BCE Inc. and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
     We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Independent Registered Chartered Accountants

Montréal, Canada
March 5, 2008

68 Bell Canada Enterprises 2007 Annual Report

Consolidated Financial Statements

Consolidated Statements of Operations

FOR THE YEAR ENDED DECEMBER 31 (in $ millions, except share amounts)	NOTE	2007	2006	2005

Operating revenues		17,866	17,656	17,551

Cost of revenue, exclusive of depreciation and amortization		(4,170)	(4,020)	(4,048)
Selling, general and administrative expenses		(6,722)	(6,854)	(6,659)
Depreciation	12	(2,550)	(2,505)	(2,511)
Amortization of intangible assets		(649)	(623)	(550)
Restructuring and other	4	(336)	(355)	(55)

Total operating expenses		(14,427)	(14,357)	(13,823)

Operating income		3,439	3,299	3,728
Other income (expense)	5	2,395	(188)	12
Interest expense	6	(859)	(940)	(934)

Pre-tax earnings from continuing operations		4,975	2,171	2,806
Income taxes	7	(725)	(74)	(792)
Non-controlling interest		(332)	(217)	(191)

Earnings from continuing operations		3,918	1,880	1,823
Discontinued operations	8	139	127	138

Net earnings		4,057	2,007	1,961
Dividends on preferred shares		(131)	(70)	(70)

Net earnings applicable to common shares		3,926	1,937	1,891

Net earnings per common share – basic	9
Continuing operations		4.71	2.10	1.89
Discontinued operations		0.17	0.15	0.15

Net earnings		4.88	2.25	2.04
Net earnings per common share – diluted	9
Continuing operations		4.70	2.10	1.89
Discontinued operations		0.17	0.15	0.15

Net earnings		4.87	2.25	2.04
Dividends per common share		1.46	1.32	1.32
Average number of common shares outstanding – basic (millions)		804.8	861.4	926.8

Consolidated Statements of Comprehensive Income

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2007	2006	2005

Net earnings		4,057	2,007	1,961
Other comprehensive (loss) income – net of income taxes and non-controlling interest
Net change in unrealized gains on available-for-sale financial assets	1, 23	49	–	–
Net change in gains on derivatives designated as cash flow hedges	1, 23	16	–	–
Net change in unrealized gains on currency translation adjustment (CTA)	1, 23	(2)	71	(17)

Other comprehensive income (loss)		63	71	(17)

Comprehensive income		4,120	2,078	1,944

Consolidated Statements of Deficit

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2007	2006	2005

Balance at beginning of year		(4,343)	(4,763)	(5,432)
Adjustment to deficit upon adoption of new financial instruments accounting standards on January 1, 2007	1	4	–	–
Net earnings		4,057	2,007	1,961
Dividends declared on preferred shares		(131)	(70)	(70)
Dividends declared on common shares		(1,172)	(1,132)	(1,222)
Excess of purchase price over stated capital of common shares cancelled and related contributed surplus	21	(95)	(384)	–
Other		1	(1)	–

Balance at end of year		(1,679)	(4,343)	(4,763)

Bell Canada Enterprises 2007 Annual Report 69

Consolidated Financial Statements

Consolidated Balance Sheets

AT DECEMBER 31 (in $ millions)	NOTE	2007	2006

Assets

Current assets
Cash and cash equivalents		2,658	569
Accounts receivable	10	1,940	1,864
Future income taxes	7	71	662
Inventory	11	266	329
Prepaid expenses		277	235
Current assets of discontinued operations	8	–	25

Total current assets		5,212	3,684

Capital assets
Property, plant and equipment		18,600	19,533
Finite-life intangible assets		2,491	2,546
Indefinite-life intangible assets		2,913	2,902

Total capital assets	12	24,004	24,981

Other long-term assets	13	2,674	3,030
Goodwill	14	5,907	5,475
Non-current assets of discontinued operations	8	–	1

Total assets		37,797	37,171

Liabilities

Current liabilities
Accounts payable and accrued liabilities	15	3,293	3,234
Interest payable		145	165
Dividends payable		337	315
Debt due within one year	16	717	972
Current liabilities of discontinued operations	8	–	2

Total current liabilities		4,492	4,688

Long-term debt	17	10,621	11,795
Other long-term liabilities	18	4,349	5,139
Non-current liabilities of discontinued operations	8	–	2

Total liabilities		19,462	21,624

Non-controlling interest	14, 19, 21	1,103	2,180

Commitments and contingencies	25

Shareholders’ Equity

Preferred shares	21	2,770	1,670

Common shareholders’ equity
Common shares	14, 21	13,536	13,487
Contributed surplus	14, 21	2,537	2,555
Accumulated other comprehensive income (loss)	1, 23	68	(2)
Deficit		(1,679)	(4,343)

Total common shareholders’ equity		14,462	11,697

Total shareholders’ equity		17,232	13,367

Total liabilities and shareholders’ equity		37,797	37,171

On behalf of the board of directors:

Director	Director

70 Bell Canada Enterprises 2007 Annual Report

Consolidated Financial Statements

Consolidated Statements of Cash Flows

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2007	2006	2005

Cash flows from operating activities
Net earnings		4,057	2,007	1,961
Less: Earnings from discontinued operations, net of tax		139	127	138

Earnings from continuing operations		3,918	1,880	1,823
Adjustments to reconcile earnings from continuing operations to cash flows from operating activities
Depreciation and amortization of intangible assets	3, 12	3,199	3,128	3,061
Net benefit plans cost	24	410	511	359
Restructuring and other	3, 4	336	355	55
(Gains) losses on investments	5	(2,405)	26	(38)
Future income taxes		403	(13)	719
Non-controlling interest		332	217	191
Contributions to employee pension plans	24	(265)	(172)	(206)
Other employee future benefit plan payments	24	(96)	(96)	(93)
Payments of restructuring and other		(118)	(225)	(171)
Operating assets and liabilities	27	(10)	(245)	(381)

Cash flows from operating activities		5,704	5,366	5,319

Cash flows used in investing activities
Capital expenditures	3	(3,151)	(3,133)	(3,357)
Business acquisitions	14	(163)	(71)	(228)
Business dispositions	14	3,123	–	–
Bell Aliant Regional Communications Income Fund (Bell Aliant)		(7)	(255)	–
Going-private costs	2	(49)	–	–
Increase in investments		(27)	(304)	(233)
Decrease in investments		192	64	17
Other investing activities		13	(2)	39

Cash flows used in investing activities		(69)	(3,701)	(3,762)

Cash flows used in financing activities
Increase (decrease) in notes payable and bank advances		211	(57)	(69)
Issue of long-term debt		1,071	4,392	1,095
Repayment of long-term debt		(3,048)	(4,767)	(1,073)
Issue of common shares	21	153	29	25
Repurchase of common shares	21	(227)	(1,241)	–
Issue of equity securities by subsidiaries to non-controlling interest		–	13	1
Redemption of equity securities by subsidiaries from non-controlling interest		(333)	(305)	(78)
Cash dividends paid on common shares		(1,147)	(1,169)	(1,195)
Cash dividends paid on preferred shares		(124)	(84)	(86)
Cash dividends/distributions paid by subsidiaries to non-controlling interest		(404)	(293)	(169)
Other financing activities		(66)	(157)	(64)

Cash flows used in financing activities		(3,914)	(3,639)	(1,613)

Cash from (used in) continuing operations		1,721	(1,974)	(56)
Cash flows from discontinued operations activities		3	10	366
Cash flows from (used in) discontinued investing activities		353	1,473	(120)
Cash flows from (used in) discontinued financing activities		–	627	(125)

Net increase in cash and cash equivalents		2,077	136	65
Cash and cash equivalents at beginning of year		581	445	380

Cash and cash equivalents at end of year		2,658	581	445

Consists of:
Cash and cash equivalents of continuing operations		2,658	569	344
Cash and cash equivalents of discontinued operations	8	–	12	101

Total		2,658	581	445

Income taxes paid (net of refunds)		35	188	195
Interest paid		881	941	932

Bell Canada Enterprises 2007 Annual Report 71

Notes to Consolidated Financial Statements

This section of our annual report contains the audited consolidated financial statements of BCE Inc. and detailed notes with explanations and additional information.
      The financial statements contain our results and financial history for the past three years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. The notes also include details about our results that do not appear in the financial statements.
     In these notes to the consolidated financial statements, we, us, our and BCE mean BCE Inc., its subsidiaries and joint ventures. References to Bell Aliant include matters relating to, and actions taken by, both Aliant Inc. and its affiliated entities prior to July 7, 2006, and Bell Aliant Regional Communications Income Fund and its affiliated entities on and after such date.
     All amounts are in millions of Canadian dollars, except where noted.

Note 1: Significant Accounting Policies

BASIS OF PRESENTATION

We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).

BASIS OF CONSOLIDATION

We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.

COMPARATIVE FIGURES

We have reclassified some of the amounts for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for previous periods to reflect the sales of our investment in Aliant Directory Services (ADS), most of our investment in CTVglobemedia Inc. (CTVglobemedia) (formerly known as Bell Globemedia Inc.) and CGI Group Inc. (CGI). All of these investments now are shown as discontinued operations.

USING ESTIMATES

When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:

  reported amounts of revenues and expenses

  reported amounts of assets and liabilities

  disclosure of contingent assets and liabilities.

We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. By their nature, these estimates are subject to measurement uncertainty and actual results could differ. In particular, we use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, legal and tax contingencies, employee compensation plans, employee benefit plans, retained interest in securitized receivables, income taxes and goodwill impairment. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.

RECOGNIZING REVENUE

We recognize revenues when they are earned, specifically when all the following conditions are met:

  services are provided or products are delivered to customers there is clear evidence that an arrangement exists

  amounts are fixed or can be determined

  our ability to collect is reasonably assured.

72  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

In particular, we recognize:

  fees for local, long distance and wireless services when we provide the services other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract advertising fees when advertisements are aired, or printed and distributed subscriber revenues when customers receive the service

  revenues from the sale of equipment when the equipment is delivered and accepted by customers revenues on long-term contracts as services are provided, equipment is delivered and accepted, and contract milestones are met rebates and allowances to customers as a reduction of revenue.

Multiple-Element Arrangements

We enter into arrangements that may include the sale of a number of products and services, notably in our wireless and video product lines and in our business portfolio. In all such cases, we separately account for each product or service according to the methods described above when the following three conditions are met:

  the product or service has value to our customer on a stand-alone basis there is objective and reliable evidence of the fair value of any undelivered product or service if the sale includes a general right of return relating to a delivered product or service, delivery or performance of any undelivered product or service is probable and substantially in our control.

If there is objective and reliable evidence of fair value for all products and services in a sale, the total price to the customer is allocated to each product and service based on its relative fair value. Otherwise, we first allocate a portion of the total price to any undelivered products and services based on their fair value and the remainder to the products and services that have been delivered.
     If the conditions to account separately for each product or service are not met, we recognize revenue pro rata over the term of the sale agreement.

Presentation of Revenues

We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to our customers. Otherwise, we recognize the net amount that we retain as revenue. Revenues also exclude sales taxes and other taxes we collect from our customers.

Sales Returns

We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.

Deferred Revenues

We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues also include amounts billed under multiple-element sales contracts where the conditions to account separately for each product or service sold have not been met. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents is comprised mainly of highly liquid investments with original maturities of three months or less from the date of purchase.

SECURITIZATION OF ACCOUNTS RECEIVABLE

We consider a transfer of accounts receivable to be a sale when we give up control of the accounts receivable in exchange for proceeds other than our retained beneficial interest in the accounts receivable.
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, the weighted average life of accounts receivable, credit loss ratios and other key assumptions. We recognize a loss on the securitization, which we record in Other income (expense). The loss is calculated by reference to the carrying amount of the transferred accounts receivable and is allocated between accounts receivable sold and our retained interest, according to their relative fair values on the day the transfer is made.

  Bell Canada Enterprises 2007 Annual Report 73

Notes to Consolidated Financial Statements

     We recognize a servicing liability on the day accounts receivable are transferred when we continue to service the accounts receivable after the transfer. We amortize this liability to earnings over the expected life of the transferred accounts receivable.

INVENTORY

We measure inventory at the lower of cost or market value based on replacement cost. Inventory includes all costs to purchase, convert and bring the inventories to their present location and condition. We determine cost using specific identification for major equipment and the weighted-average cost formula for all other inventory items. We maintain inventory valuation reserves for inventory that is slow moving or obsolete, calculated using an inventory aging analysis.

CAPITAL ASSETS

We carry capital assets at cost less accumulated amortization. Most of our telecommunications assets are amortized using the group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over their estimated useful lives. We review the estimates of the useful lives of the assets on a periodic basis and adjust them on a prospective basis, if needed.

ESTIMATED USEFUL LIFE

Telecommunications assets	3 to 50 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Satellites	2 to 12 years
Finite-life intangible assets
Software	2 to 7 years
Customer relationships	3 to 25 years

We capitalize construction costs, labour and overhead, and interest when the project cost is significant, related to assets we build or develop.
     We capitalize certain costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Selling, general and administrative expenses in the statement of operations.
     We initially measure and record asset retirement obligations at fair value using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows. We capitalize asset retirement costs as part of the related assets and amortize these into earnings over time. We also increase the recorded asset retirement obligation and record a corresponding amount through earnings to reflect the passage of time.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the assets’ fair value, based on discounted cash flows expected from their use and disposition, from their carrying value. If the fair value is less than the carrying value, the difference is deducted from earnings.
     We account for leases that transfer substantially all of the benefits and risks of ownership of property to us as capital leases. We record an asset when we enter into a capital lease together with a related long-term obligation. Rental payments under operating leases are expensed as incurred.

Indefinite-Life Intangible Assets

Our indefinite-life intangible assets consist mainly of the Bell brand and spectrum licences. We assess these assets for impairment every year and when events or changes in circumstances indicate that an asset might be impaired.
     We assess impairment by comparing the assets’ fair value, based on estimates of discounted future cash flows or other valuation methods, to their carrying value. If the fair value is less than the carrying value, the difference is deducted from earnings.

AVAILABLE-FOR-SALE FINANCIAL ASSETS

As described in this note under the section Recent changes to accounting policies and standards, we generally designate our portfolio investments in securities as available-for-sale. They are classified in our balance sheet as Other long-term assets. These securities are initially recorded at their fair value on the date of acquisition, plus related transaction costs. Investments in publicly-traded securities are adjusted to fair value at each balance sheet date. The corresponding unrealized gains and losses are recorded in our statement of comprehensive income and are reclassified to Other income (expense) in the statement of operations when realized or when management assesses a decline in fair value to be other than temporary. Investments in our privately-held securities are recorded at cost as their fair value cannot be measured reliably. Other earnings from investments are also recorded in Other income (expense) in the statement of operations.

74  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

COSTS OF ISSUING DEBT AND EQUITY

As described in this note under the section Recent changes to accounting policies and standards, the cost of issuing debt is included as part of long-term debt and is accounted for at amortized cost using the effective interest method, unless the debt is recorded at fair value as part of a hedging relationship. The cost of issuing equity is reflected in the statement of deficit.

GOODWILL

We assess goodwill impairment of individual reporting units in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired.
     We assess goodwill impairment in two steps:

  we identify any potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of a reporting unit is less than its carrying value, fair values are determined for all of its identifiable assets and liabilities. The excess of the fair value of the reporting unit over the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.

  an impairment charge is deducted from earnings for any excess of the carrying value of goodwill over its fair value.

TRANSLATION OF FOREIGN CURRENCIES

Self-Sustaining Foreign Operations

For self-sustaining foreign operations, we use:

  the exchange rates at the date of the balance sheet for assets and liabilities the average exchange rates during the year for revenues and expenses.

Translation gains and losses are reflected as a currency translation adjustment in Accumulated other comprehensive income (loss) in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we reclassify a portion of the currency translation adjustment from accumulated other comprehensive income into earnings.

Integrated Foreign Operations and Domestic Transactions in Foreign Currencies

For integrated foreign operations and domestic transactions in foreign currencies, we use:

  the exchange rates at the date of the balance sheet for monetary assets and liabilities, such as cash, accounts receivable and payable, and long-term debt the historical exchange rates for non-monetary assets and liabilities, such as capital assets the average exchange rates during the year for revenues and expenses.

Translation exchange gains and losses are included in Other income (expense) in the statement of operations.

DERIVATIVE FINANCIAL INSTRUMENTS

We do not use derivative financial instruments for speculative or trading purposes. We use derivative financial instruments to manage:

  interest rate risk

  foreign exchange rate risk

  changes in the price of BCE Inc. common shares relating to special compensation payments (SCPs) and deferred share units (DSUs).

We document all relationships between derivatives and the items they hedge and our risk management objective and strategy for using hedges. This process includes linking every derivative to:

  a specific asset or liability, or

  a specific firm commitment, or

  an anticipated transaction.

We assess the effectiveness of a derivative in managing an identified risk when hedge accounting is initially applied, and on an ongoing basis thereafter. If a hedge becomes ineffective, we stop using hedge accounting. Any premiums paid for derivatives used in hedging relationships are deferred and expensed to earnings over the term of the contract. Any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt denominated in foreign currencies are amortized to interest expense over the term of the forward contract.

  Bell Canada Enterprises 2007 Annual Report 75

Notes to Consolidated Financial Statements

Fair Value Hedges

Our fair value hedges primarily consist of interest rate swaps used to manage the effect of changes in interest rates relating to fixed-rate long-term debt. These swaps usually involve exchanging interest payments without exchanging the notional amount on which the payments are based. We record the exchange of payments as an adjustment to interest expense on the hedged debt. We include the related net receivable or payable from counter-parties in Accounts receivable or Interest payable. Changes in the fair value of these derivatives and the related long-term debt are recognized in Other income (expense) in the statement of operations and offset, except for any ineffective portion of the hedging relationship.

Cash Flow Hedges

Our cash flow hedges are used to mitigate the foreign currency risk on certain long-term debt instruments and purchase commitments. We use cross-currency swaps to hedge firm commitments to pay interest and/or principal amounts in the foreign currency. We use foreign exchange forward contracts to manage the exposure to anticipated transactions denominated in foreign currencies. Changes in the fair value of these derivatives are recognized in our statement of comprehensive income, except for any ineffective portion which is recognized immediately in income. Realized gains and losses in accumulated other comprehensive income are reclassified to the statement of operations in the same periods as the corresponding hedged items are recognized in income. These hedges are included in Other long-term assets or Other long-term liabilities.

Economic Hedges

Derivatives that are economic hedges but do not qualify for hedge accounting are recognized at fair value. We record changes in the fair value of these derivatives in Other income (expense) in the statement of operations.

Equity Forward Contracts

We use forward contracts to manage changes in the price of BCE Inc. common shares relating to SCPs and DSUs. We recognize gains and losses on these contracts on the same basis that we recognize the compensation expense relating to the hedged items. Unrealized gains and losses are included in Other long-term assets or Other long-term liabilities.

EMPLOYEE BENEFIT PLANS

Defined Benefit Pension and Other Post-Employment Benefit Plans

We maintain defined benefit (DB) plans that provide pension benefits for most of our employees. Benefits are based on the employee’s length of service and average rate of pay during the best consecutive five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service.
     We also provide other post-employment benefits to some of our employees, including:

   healthcare and life insurance benefits during retirement. The provision of such benefits is being phased out over a ten-year period. We do not fund most of these other post-employment benefit plans.

  other benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.

We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other retirement benefit costs are determined using:

  the projected benefit method, prorated on years of service, which takes into account future pay levels a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing of benefits expected to be paid under the plans management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected healthcare costs.

We value pension plan assets at fair value using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.

76  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period during which we expect to realize economic benefits from the amendments.
     Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.
     We use the corridor approach to recognize actuarial gains and losses in earnings. We deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses on a market-related value basis. Any excess is amortized over the average remaining service period of active employees. At the end of 2007, this period ranged from 9 to 13 years, with a weighted average period of 11 years.
     December 31 is the measurement date for our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. An actuarial valuation was last performed on most of our pension plans on December 31, 2006.
     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.

Defined Contribution Plans

We also maintain defined contribution (DC) plans that provide certain employees with pension benefits. Under these plans, we are responsible for contributing a predetermined amount to an employee’s retirement savings, based on a percentage of that employee’s salary.
     We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions.
     Starting in 2005, new employees of BCE Inc. and Bell Canada can participate only in the DC pension arrangements.

INCOME TAXES

Current income tax expense is the estimated income taxes payable for the current year after any refunds or the use of losses incurred in previous years.
     We use the liability method to account for future income taxes. Future income taxes reflect:

  the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes the benefit of unutilized tax losses that will more likely than not be realized and carried forward to future years to reduce income taxes.

We calculate future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.

Investment Tax Credits

We recognize investment tax credits when it is more likely than not that they will be realized, and they are presented as part of Accounts receivable and Other long-term assets on the balance sheet. We use the cost reduction method to account for them, under which the credits are applied against the expense or asset to which the investment tax credit relates.

SUBSCRIBER ACQUISITION COSTS

We expense all subscriber acquisition costs when the related services are activated.

STOCK-BASED COMPENSATION PLANS

BCE Inc.’s stock-based compensation plans include stock option plans, restricted share unit plans (RSUs), DSUs and the employee savings plan (ESP). Before 2000, the long-term incentive plans often included SCPs.

  Bell Canada Enterprises 2007 Annual Report 77

Notes to Consolidated Financial Statements

Stock Options

We use the fair value-based method to account for employee stock options granted on or after January 1, 2002 and the Black-Scholes option pricing model to measure compensation expense relating to options.
     We credit contributed surplus for the stock option expense recorded over the vesting period. Upon the exercise of stock options, we credit share capital for the amount paid by the employees as well as the amounts previously credited to contributed surplus.

RSUs

For each RSU granted, we record compensation expense equal to the market value of a BCE Inc. common share at the date of grant, prorated over the vesting period.
     Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares and management’s estimate of the number of RSUs that are expected to vest. The cumulative effect of any change in value is recognized in the period of the change. Vested RSUs are settled, at the holder’s option, either in BCE Inc. common shares purchased on the open market or in cash.

DSUs

For each DSU granted, we record compensation expense equal to the market value of a BCE Inc. common share at the grant date. Compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares. DSUs are settled in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.

ESP and SCPs

We recognize our contributions under the ESP as compensation expense. We also recognize compensation expense or recovery relating to SCPs. The corresponding liabilities are recorded as part of Accounts payable and accrued liabilities.

REGULATION OF THE TELECOMMUNICATIONS INDUSTRY

Our business is affected by Canadian Radio-television and Telecommunications Commission (CRTC) decisions over the prices we charge for specific services which remain subject to economic regulation and other operating requirements. Some of our subsidiaries, such as Bell Canada and Bell Aliant, are regulated by the CRTC pursuant to the Telecommunications Act.

RECENT CHANGES TO ACCOUNTING POLICIES AND STANDARDS

Accounting Changes

The CICA issued section 1506 of the CICA Handbook, Accounting Changes, which establishes criteria for changing accounting policies and describes how to apply changes in accounting policies, accounting estimates, and changes resulting from the correction of errors. These changes, including the related disclosure requirements, came into effect as of January 1, 2007 and did not impact our financial statements.

Comprehensive Income

The CICA issued section 1530 of the CICA Handbook, Comprehensive Income, which describes how to report and disclose comprehensive income and its components. Comprehensive income is the change in our net assets that results from transactions, events and circumstances from sources other than shareholders. It includes items that would not normally be included in net earnings, such as:

  changes in the currency translation adjustment relating to self-sustaining foreign operations unrealized gains or losses on available-for-sale investments gains and losses on cash flow hedges.

The CICA also made related changes to section 3250 of the CICA Handbook, Surplus (reissued as section 3251, Equity) and section 1650 of the CICA Handbook, Foreign Currency Translation (reissued as section 1651, Foreign Currency Translation).
     Effective January 1, 2007, we report accumulated other comprehensive income and its components in the consolidated financial statements. Details of the transition adjustments are presented in Note 23, Accumulated Other Comprehensive Income (Loss).

78  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Financial Instruments and Hedges

The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and derivatives. This section requires that:

  all financial assets be measured at fair value, with some exceptions for loans and receivables and investments that are classified as held-to-maturity all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their amortized cost.

  all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.

The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.
     The CICA issued section 3865 of the CICA Handbook, Hedges, which describes how and when hedge accounting can be used.
     Hedging is an activity used to change an exposure to one or more risks by creating an offset between:

  changes in the fair value of a hedged item and a hedging item, or changes in the cash flows attributable to a hedged item and a hedging item, or changes resulting from a risk exposure related to a hedged item and a hedging item.

Under hedge accounting, all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     Details of the transition adjustments are presented in the statement of deficit and in Note 23, Accumulated Other Comprehensive Income (Loss).

FUTURE CHANGES TO ACCOUNTING STANDARDS

General Standards of Financial Presentation

The CICA amended section 1400 of the CICA Handbook, General Standards of Financial Statement Presentation, to include a requirement that management make an assessment of an entity’s ability to continue as a going concern when preparing financial statements. These changes came into effect on January 1, 2008.

Capital Disclosures

The CICA issued section 1535 of the CICA Handbook, Capital Disclosures, which establishes standards for disclosing qualitative and quantitative information about an entity’s capital and how it is managed to enable users to evaluate the objectives, policies and processes for managing capital. These changes came into effect on January 1, 2008.

Inventory

The CICA issued section 3031 of the CICA Handbook, Inventories, which establishes guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. These changes came into effect on January 1, 2008 and the effect of adopting this section was not significant.

Goodwill and Intangible Assets

The CICA issued section 3064, Goodwill and Intangible Assets, which establishes standards for the recognition, measurement, presentation and disclosure of intangible assets. Standards relating to goodwill are unchanged from those included in section 3062. This section comes into effect on January 1, 2009 replacing section 3062, Goodwill and Other Intangible Assets and section 3450, Research and Development Costs. We are currently evaluating the effect of adopting this section on our consolidated financial statements.

Financial Instruments

The CICA issued section 3862, Financial Instruments – Disclosures and section 3863, Financial Instruments – Presentation of the CICA Handbook.
     Section 3862 establishes disclosure requirements that enable users to evaluate:

  the significance of financial instruments for the entity’s financial position and performance; and

  the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

  Bell Canada Enterprises 2007 Annual Report 79

Notes to Consolidated Financial Statements

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.
     These two sections came into effect on January 1, 2008 replacing section 3861, Financial Instruments – Disclosures and Presentation.

Note 2: Going-Private Transaction

On June 30, 2007, BCE Inc. entered into a definitive agreement to be acquired by a corporation (the Purchaser) owned by an investor group led by Teachers’ Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. The all-cash transaction is valued at $51.7 billion, including $16.9 billion of debt, preferred equity and non-controlling interest. The transaction is to be completed through a plan of arrangement (the Arrangement).
     On September 21, 2007, BCE Inc. announced that its shareholders approved the Arrangement, which involves the acquisition by the Purchaser of all outstanding common shares of BCE Inc. at a price of $42.75 per share and all outstanding preferred shares of BCE Inc. at prices ranging from $25.25 to $25.87, depending on the series. Financing for the transaction has been committed to the Purchaser by a syndicate of banks. The closing of the transaction remains subject to a number of terms and conditions including approvals from the CRTC for the transfer of our broadcasting licences and Industry Canada approval with respect to the transfer of our spectrum licences.

Note 3: Segmented Information

The accounting policies used by the segments are the same as those we describe in Note 1, Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the profitability of each segment based on its operating income.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.
     In the first quarter of 2007, our management structure changed and, as a result, our results of operations now are reported in four segments: Bell Wireline, Bell Wireless, Bell Aliant and Telesat. We have restated prior periods for the new segments. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. Accordingly, we operate and manage our reportable segments as strategic business units organized by products and services. Substantially all of our interest expense, other income (expense), income tax and non-controlling interest are managed on a total company basis and are, accordingly, not reflected in segment results. The inter-segment eliminations eliminate any intercompany transactions included in each segment’s results.
     The Bell Wireline segment provides local telephone, long distance, data (including Internet access), video and other services to Bell Canada’s residential, small and medium-sized business and large enterprise customers, primarily in the urban areas of Ontario and Québec. Video services are provided nationwide. Also included in this segment is our wholesale business, which provides local telephone, long distance, data and other services to resellers and other carriers.
     The Bell Wireless segment provides wireless telephone and paging services and products to Bell Canada’s residential, small and medium-sized business and large enterprise customers across Canada.
     The Bell Aliant segment provides local telephone, long distance, Internet, data, wireless and other information and communications technology solutions to residential and business customers in the Atlantic provinces, and in rural Ontario and Québec.
     Telesat Canada (Telesat) provides satellite communications and systems management and also provides consulting services in establishing, operating and upgrading satellite systems worldwide.
     On October 31, 2007, we sold Telesat, which represents all of our Telesat segment. We have maintained continuing commercial arrangements between Telesat and Bell ExpressVu Limited Partnership (Bell ExpressVu) that provide Bell ExpressVu continued access to current and expanded satellite capacity. As a result of these arrangements, we have not accounted for Telesat as a discontinued operation.

80  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

The following tables are a summary of financial information by segment for the last three years.

		INTER	-				INTER-
		SEGMENT					SEGMENT
BELL	BELL	ELIMINA	-		BELL		ELIMINA	-	CONSOLI	-
WIRELINE	WIRELESS	TIONS		BELL	ALIANT	TELESAT	TIONS		DATED

For the year ended December 31, 2007
Operating revenues
External customers	10,485	4,086	–	14,571	2,976	319	–	17,866
Inter-segment	175	45	(48)	172	397	139	(708)	–

Total operating revenues	10,660	4,131	(48)	14,743	3,373	458	(708)	17,866
Operating expenses	(6,812)	(2,483)	48	(9,247)	(2,070)	(195)	620	(10,892)
Depreciation and amortization of intangible assets	(2,142)	(432)	–	(2,574)	(562)	(106)	43	(3,199)
Restructuring and other	(309)	(4)	–	(313)	(23)	–	–	(336)

Operating income	1,397	1,212	–	2,609	718	157	(45)	3,439
Other income								2,395
Interest expense								(859)
Income taxes								(725)
Non-controlling interest								(332)

Earnings from continuing operations								3,918
Segment assets	25,180	6,711	–	31,891	6,292	–	(386)	37,797
Capital expenditures	(1,970)	(450)	–	(2,420)	(543)	(188)	–	(3,151)

For the year ended December 31, 2006
Operating revenues
External customers	10,587	3,786	–	14,373	2,940	343	–	17,656
Inter-segment	176	41	(49)	168	361	136	(665)	–

Total operating revenues	10,763	3,827	(49)	14,541	3,301	479	(665)	17,656
Operating expenses	(6,918)	(2,392)	49	(9,261)	(1,968)	(216)	571	(10,874)
Depreciation and amortization of intangible assets	(2,054)	(434)	–	(2,488)	(579)	(121)	60	(3,128)
Restructuring and other	(297)	(3)	–	(300)	(55)	–	–	(355)

Operating income	1,494	998	–	2,492	699	142	(34)	3,299
Other expense								(188)
Interest expense								(940)
Income taxes								(74)
Non-controlling interest								(217)

Earnings from continuing operations								1,880
Segment assets	23,529	6,271	–	29,800	6,022	1,845	(496)	37,171
Capital expenditures	(1,931)	(480)	–	(2,411)	(517)	(205)	–	(3,133)

  Bell Canada Enterprises 2007 Annual Report 81

Notes to Consolidated Financial Statements

			INTER-				INTER-
			SEGMENT				SEGMENT
	BELL	BELL	ELIMINA-		BELL		ELIMINA-	CONSOLI-
	WIRELINE	WIRELESS	TIONS	BELL	ALIANT	TELESAT	TIONS	DATED

For the year ended December 31, 2005
Operating revenues
External customers	10,900	3,390	–	14,290	2,918	343	–	17,551
Inter-segment	184	38	(50)	172	349	132	(653)	–

Total operating revenues	11,084	3,428	(50)	14,462	3,267	475	(653)	17,551
Operating expenses	(6,982)	(2,211)	50	(9,143)	(1,928)	(207)	571	(10,707)
Depreciation and amortization of intangible assets	(1,977)	(398)	–	(2,375)	(608)	(111)	33	(3,061)
Restructuring and other	(51)	(7)	–	(58)	3	–	–	(55)

Operating income	2,074	812	–	2,886	734	157	(49)	3,728
Other income								12
Interest expense								(934)
Income taxes								(792)
Non-controlling interest								(191)

Earnings from continuing operations								1,823
Capital expenditures	(2,180)	(392)	–	(2,572)	(525)	(260)	–	(3,357)

ADDITIONAL FINANCIAL INFORMATION

	2007	2006	2005

Revenues
Local and access	3,586	3,757	4,000
Long distance	1,219	1,327	1,547
Data	3,641	3,599	3,581
Wireless	3,754	3,453	3,054
Video	1,317	1,150	976
Equipment and other	1,054	1,087	1,132

Total external revenues	14,571	14,373	14,290
Inter-segment revenues	172	168	172

Bell	14,743	14,541	14,462
Bell Aliant	3,373	3,301	3,267
Telesat	458	479	475
Inter-segment eliminations	(708)	(665)	(653)

BCE	17,866	17,656	17,551

82  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Note 4: Restructuring and Other

The following table provides a summary of the costs in each of the last three years.

FOR THE YEAR ENDED
DECEMBER 31	2007	2006	2005

Employee costs
Bell Canada	(68)	(82)	(5)
Bell Aliant	(23)	(11)	(1)
Real estate costs
Bell Canada	(77)	(72)	(49)
Bell Aliant	(4)	–	–

Total restructuring costs	(172)	(165)	(55)
Other charges	(164)	(190)	–

Restructuring and other	(336)	(355)	(55)

The liability for restructuring costs at December 31, 2007 is as follows:

	BELL	BELL	CONSOLI-
	CANADA	ALIANT	DATED

Balance at December 31, 2006	85	4	89
2007 employee costs (1)	39	23	62
Real estate costs	77	4	81
Less: Cash payments	(74)	(8)	(82)

Balance at December 31, 2007 (2)	127	23	150

(1) Excludes amounts related to net benefit plans cost for Bell Canada ($29 million).

(2) All payments related to employee costs are anticipated to be made in 2008 and real estate costs by 2023.

RESTRUCTURING COSTS

 Restructuring costs consist mainly of:

  employee termination charges at Bell Canada related to headcount reduction initiatives for the voluntary and involuntary departure of approximately 900 employees in 2007, and the involuntary departure of approximately 1,780 employees in 2006 and 950 employees in 2005.
  – included in the 2007 charge of $68 million at Bell Canada is $26 million relating to a voluntary early retirement plan accepted by approximately 250 employees. Of the 250 employees, 202 receive immediate pension and post-employment benefits, and 190 of those also receive an additional guaranteed pension payable up to 65 years of age. The remaining 48 employees received a special cash allowance. The program is complete.
  – the 2005 charge of $5 million at Bell Canada included reversals of restructuring accruals of $45 million relating to the 2004 employee departure program since actual payments were lower than estimated.

  included in 2007 real estate costs of $77 million are charges of $61 million at Bell Canada for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce since 2004. Our cumulative expense since 2004 is $186 million. We expect to spend approximately $35 million to relocate employees and close additional real estate facilities as a result of these initiatives, which will be expensed as incurred in our Bell Wireline segment.
  – an additional $16 million of real estate costs related to our plan to relocate employees to campus environments in Calgary, Toronto and Montreal. The move is expected to be completed in 2009. We also expect to spend approximately $30 million for relocation costs and $77 million for lease vacancy and lease buyout costs. These costs will be recorded beginning in 2008 and extending to 2024 in our Bell Wireline segment.

OTHER CHARGES

We recorded other charges of $164 million in 2007 related primarily to costs associated with the review of strategic alternatives (see Note 2, Going-Private Transaction), employee retention costs (see Note 22, Stock-Based Compensation Plans) and a charge for uneconomic broadband expansion approved by the CRTC (see Note 25, Commitments and Contingencies). The transaction costs relate mainly to financial advisory, professional and consulting fees. Of the total other charges, $63 million was paid in 2007. We expect to incur additional costs to complete the privatization transaction through to the closing.
     We recorded other charges of $190 million in 2006 related primarily to transaction costs associated with the formation of Bell Aliant. These transaction costs relate mainly to financial advisory, professional and consulting fees. Of the total transaction costs, $133 million was paid in 2006, which is reflected as cash flows used in investing activities in the statement of cash flows.

  Bell Canada Enterprises 2007 Annual Report 83

Notes to Consolidated Financial Statements

Note 5: Other Income (Expense)

	NOTE	2007	2006	2005

Gains (losses) on investments		2,405	(26)	38
Interest income		47	58	18
Securitization losses	10	(64)	(57)	(34)
Premium on redemption of Bell Aliant debt		–	(148)	–
Income from available-for-sale publicly-traded and privately-held securities		7	3	–
Foreign currency losses		(31)	(4)	(3)
Other		31	(14)	(7)

Total other income (expense)		2,395	(188)	12

GAINS (LOSSES) ON INVESTMENTS

Gains on investments of $2,405 million in 2007 resulted from:

  a $2,300 million gain on the sale of Telesat, our satellite services subsidiary, on October 31, 2007 a $92 million dilution gain from the privatization of the Bell Nordiq Income Fund in the first quarter of 2007 other gains on investments of $13 million.

In 2006, losses on investments of $26 million included a loss of $36 million as a result of our decision to exit a line of business, partly offset by a $9 million gain on the acquisition of Nortel Networks Inc. (Nortel) shares by the Bell Canada pension fund.
     Gains on investments of $38 million in 2005 were from:

  a $39 million dilution gain on the partial sale of our interest in TerreStar Networks Inc., a mobile satellite services company other losses on investments of $1 million.

PREMIUM ON REDEMPTION OF BELL ALIANT DEBT

In 2006, Bell Aliant recorded a $148 million charge for premium costs on early redemption of its debt. Included in the total charge for the year was a premium cost of $122 million as a result of the formation of Bell Aliant:

  $40 million, incurred on June 30, 2006, on the early redemption of all of its outstanding 10.75% First Mortgage Bonds, Series T and, on July 4, 2006, the early redemption of all of its outstanding 11.4% First Mortgage Bonds, Series V

  $82 million, incurred on July 4, 2006, at which date Bell Aliant redeemed all of its outstanding 8.30% Debentures, Series 2; 9.70% Debentures, Series 4; 9.05% Debentures, Series 5; 10.6% First Mortgage Bonds, Series T; 11.15% First Mortgage Bonds, Series U; 9.77% First Mortgage Bonds, Series V; and 8.76% First Mortgage Bonds, Series W.

Note 6: Interest Expense

	NOTE	2007	2006	2005

Interest expense on long-term debt		(812)	(909)	(907)
Interest expense on other debt		(56)	(43)	(42)
Capitalized interest	12	9	12	15

Total interest expense		(859)	(940)	(934)

Included in interest on long-term debt is $61 million of interest on capital leases for 2007, $54 million for 2006 and $42 million for 2005.

84  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Note 7: Income Taxes

The following table reconciles the amount of reported income tax expense in the statements of operations with income tax expense at Canadian statutory rates of 34.7% in 2007 and 2006 and 34.4% in 2005.

	2007	2006	2005

Income taxes computed at statutory rates	(1,725)	(754)	(965)
Non-taxable portion of gains (losses) on investments	420	(19)	–
Resolution of uncertain tax positions (1)	348	153	6
Non-taxable portion of Bell Aliant’s income	111	53	16
Effect of changes in future tax rates on temporary differences	87	56	–
Recognition of previously unrecognized capital loss carryforwards (2)	–	434	–
Large corporations tax	–	19	(31)
Savings from Bell Canada International Inc. (BCI) monetization transaction	–	–	99
Other	34	(16)	83

Total income tax expense	(725)	(74)	(792)

(1) Included in this amount for 2007 are settlements with tax authorities on uncertain tax positions in connection with the sale of an investment in a prior year and other audit issues.

(2) In 2006, we recognized a future tax asset of $434 million representing the tax-effected amount of approximately $2,341 million of previously unrecognized capital loss carryforwards as realization of the loss carryforwards was more likely than not due to the anticipated gain on the sale of Telesat.

The following table shows the significant components of income tax expense that related to earnings from continuing operations.

	2007	2006	2005

Current income taxes	(322)	(87)	(73)
Future income taxes
Recognition and utilization of loss carryforwards	(478)	244	(234)
Resolution of uncertain tax positions	348	153	6
Effect of changes in future tax rates on temporary differences	87	56	–
Change in temporary differences and other	(360)	(440)	(491)

Total income tax expense	(725)	(74)	(792)

The following table shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

	NOTE	2007	2006

Non-capital loss carryforwards		276	297
Capital loss carryforwards		–	457
Employee benefit plans		120	109
Scientific research and experimental development expenditures		–	154
Property, plant and equipment and finite-life intangible assets		(603)	(779)
Indefinite-life intangible assets		(402)	(437)
Investment tax credits		(213)	(155)
Partnership income deferral (1)		(183)	(117)
Other		(702)	(971)

Total future income taxes		(1,707)	(1,442)

Future income taxes are comprised of:

Future income tax asset – current portion		71	662
Future income tax asset – long-term portion	13	134	255
Future income tax liability – current portion	15	(71)	(9)
Future income tax liability – long-term portion	18	(1,841)	(2,350)

Total future income taxes		(1,707)	(1,442)

(1) The taxation year end of certain of Bell Aliant’s corporate subsidiaries differs from their partnership year ends. This results in a deferral of partnership income for tax purposes.

  Bell Canada Enterprises 2007 Annual Report 85

Notes to Consolidated Financial Statements

At December 31, 2007, BCE had $915 million of non-capital loss carryforwards. We:

  recognized a future tax asset of $276 million, of which $204 million related to Bell Aliant, for financial reporting purposes for approximately $822 million of the non-capital loss carryforwards. Of the total, $546 million expires in varying annual amounts until the end of 2017. The balance expires in varying annual amounts from 2018 to 2027.

  did not recognize a future tax asset for financial reporting purposes in respect of approximately $93 million of the non-capital loss carryforwards. Of the total, $11 million expires in varying annual amounts until the end of 2017. The balance expires in varying annual amounts from 2018 to 2027.

At December 31, 2007, BCE had $1,243 million in unrecognized capital loss carryforwards, which can be carried forward indefinitely.

BCI LOSS MONETIZATION TRANSACTION

On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     This transaction was unwound on August 18, 2005, and was part of a tax loss consolidation strategy that followed the transaction steps laid out in an advance tax ruling granted by the Canada Revenue Agency to Bell Canada and BCI. The transaction also received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income were presented on a net basis. The tax savings of $99 million resulting from the interest expense were presented as a reduction of income tax expense.
     In June 2006, BCE contributed to BCI an amount of $61 million in partial satisfaction of its obligation with respect to the BCI income tax loss monetization transaction. In early 2007, we satisfied the remaining obligation. See Note 8, Discontinued Operations.

Note 8: Discontinued Operations

FOR THE YEAR ENDED
DECEMBER 31	2007	2006	2005

ADS	114	11	11
BCI	25	52	–
CTVglobemedia	2	7	84
CGI	–	63	46
Other	(2)	(6)	(3)

Net gain from discontinued operations	139	127	138

The following table summarizes the statements of operations for the discontinued operations.

FOR THE YEAR ENDED
DECEMBER 31	2007	2006	2005

Revenue	21	1,046	2,450

Income from discontinued operations	12	111	343
Gain (loss) from discontinued operations	341	106	(1)
Income tax expense on income	(5)	(43)	(129)
Income tax expense on gain	(56)	(14)	–
Non-controlling interest	(153)	(33)	(75)

Net gain from discontinued operations	139	127	138

ALIANT DIRECTORY SERVICES

On February 19, 2007, Yellow Pages Group (YPG), through Yellow Pages Income Fund, and Bell Aliant announced that they had entered into a memorandum of understanding for YPG to acquire the assets of ADS, a partnership held 87.14% by Bell Aliant and the balance by YPG. We have accounted for ADS as a discontinued operation and no longer proportionately consolidate its financial results. ADS was previously included in the Bell Aliant segment.
     On April 30, 2007, YPG, through Yellow Pages Income Fund, and Bell Aliant announced that they had completed the transaction in accordance with the terms previously announced on February 19, 2007, and we realized net proceeds of $327 million. The gain on disposition was $110 million.

86  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

BCI

In June 2007, we recorded a return of capital of $25 million from BCI, which reflects the final distribution under BCI’s plan of arrangement.
     In 2006, as part of its liquidation process, BCE received a return of capital from BCI of $156 million on which we recorded a gain of $52 million.

CTVGLOBEMEDIA

On August 30, 2006, we reduced our interest in CTVglobemedia to 20% from 68.5% and received net proceeds of approximately $665 million. The proceeds were offset by the deconsolidation of CTVglobemedia’s cash on hand of $35 million. The net loss on disposition was $4 million. Goodwill of $1,920 million was included in the net assets sold. In January 2006, we received $607 million as a return of capital stemming from the recapitalization of CTVglobemedia.
     In September 2006, CTVglobemedia completed its takeover bid for CHUM Limited (CHUM). As a result of the transaction our interest in CTVglobemedia was reduced to 15%. Our remaining investment in CTVglobemedia is accounted for using the cost method.
     We still retain certain important rights and have entered into a commercial agreement with CTVglobemedia to have access to existing and future content. These rights do not constitute continuing involvement with CTVglobemedia.

CGI

On January 12, 2006, CGI bought 100 million of its Class A shares from us and we realized total net proceeds of $849 million. The proceeds were offset by the deconsolidation of CGI’s cash on hand of $81 million. The gain on disposition was $79 million. Goodwill of $674 million was included in the net assets sold.
     Upon closing of the transaction, our current information services/technology outsourcing contract with CGI was extended by four years until June 2016.
     On April 6, 2006, we exercised our CGI warrants to acquire Class A shares at a cost of $21 million. In addition, we recorded a loss of $17 million in the second quarter of 2006, which represented a write-down of our remaining investment in CGI, which was available for sale, to fair market value based on its stock price at June 30, 2006.
     Included in the net gain from discontinued operations in 2006 is a loss of $1 million, which represented a further write-down of our investment in CGI as a result of the Bell Canada pension fund’s acquisition of our remaining 31.4 million CGI shares.

Note 9: Earnings Per Share

The following table is a reconciliation of the components used in the calculation of basic and diluted earnings per common share from continuing operations.

	2007	2006	2005

Earnings from continuing operations
Earnings from continuing operations	3,918	1,880	1,823
Dividends on preferred shares	(131)	(70)	(70)

Earnings from continuing operations – basic	3,787	1,810	1,753
Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding – basic	804.8	861.4	926.8
Assumed exercise of stock options (1)	2.1	0.2	0.3

Weighted average number of common shares outstanding – diluted	806.9	861.6	927.1

(1) The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It does not include anti-dilutive options, which are options that would not be exercised because their exercise price is higher than the average market value of a BCE Inc. common share. The number of excluded options was 5,278,529 in 2007, 18,479,608 in 2006 and 24,466,767 in 2005.

  Bell Canada Enterprises 2007 Annual Report 87

Notes to Consolidated Financial Statements

Note 10: Accounts Receivable

	2007	2006

Trade accounts receivable	1,448	1,569
Allowance for doubtful accounts	(128)	(106)
Allowance for revenue adjustments	(91)	(112)
Income taxes receivable	124	97
Investment tax credits	427	312
Other accounts receivable	160	104

Total accounts receivable	1,940	1,864

SECURITIZATION OF ACCOUNTS RECEIVABLE

Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $1.1 billion in cash at December 31, 2007 ($1.2 billion at December 31, 2006) under a revolving sales agreement that expires on December 31, 2011. Bell Canada had a retained interest of $149 million in the pool of accounts receivable at December 31, 2007 ($136 million at December 31, 2006), which equals the amount of overcollateralization in the receivables sold.
     Bell Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $220 million in cash at December 31, 2007 ($120 million at December 31, 2006) under a revolving sales agreement that expires on July 7, 2011. Bell Aliant had a retained interest of $61 million in the pool at December 31, 2007 ($49 million at December 31, 2006).
     Bell Canada and Bell Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Bell Aliant, which means that Bell Canada and Bell Aliant are exposed to certain risks of default on the amount securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Bell Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Bell Aliant’s other assets if customers do not pay amounts owed.
     In 2007, we recognized a loss of $64 million on the revolving sale of accounts receivable for the combined securitizations, compared to losses of $57 million in 2006 and $34 million in 2005.
     The following table shows balances for the combined securitizations at December 31, 2007 and the assumptions that were used in the model on the date of transfer and at December 31, 2007. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	RANGE FOR 2007	2007	2006

Securitized interest in accounts receivable		1,332	1,338
Retained interest		210	185
Servicing liability		2	2
Average accounts receivable managed		2,040	2,009
Assumptions
Cost of funds	4.27%–4.74%	4.74%	4.20%
Average delinquency ratio	11.71%–12.26%	12.10%	11.69%
Average net credit loss ratio	0.81%–1.06%	1.06%	0.76%
Weighted average life (days)	36	36	36
Servicing fee liability	2.00%	2.00%	2.00%

The following table is a summary of certain cash flows received from and paid to the trusts during the year.

	2007	2006	2005

Collections reinvested in revolving sales	18,579	18,611	17,724
(Decrease) increase in sale proceeds	(6)	(16)	229

Note 11: Inventory

	2007	2006

Inventory
Work in progress	68	66
Finished goods	219	295
Provision	(21)	(32)

Total inventory	266	329

88  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Note 12: Capital Assets

	2007			2006

		ACCUMULATED AMORTIZATION	NET BOOK VALUE		ACCUMULATED AMORTIZATION	NET BOOK VALUE
	COST			COST

Property, plant and equipment
Telecommunications assets
Inside plant	21,087	15,172	5,915	20,058	14,252	5,806
Outside plant	15,492	10,306	5,186	15,176	9,931	5,245
Station equipment	3,077	1,570	1,507	2,910	1,455	1,455
Machinery and equipment	6,093	3,857	2,236	5,949	3,587	2,362
Buildings	3,245	1,551	1,694	3,204	1,470	1,734
Plant under construction	1,305	–	1,305	1,579	–	1,579
Satellites	849	482	367	1,553	514	1,039
Land	76	–	76	79	–	79
Other	393	79	314	337	103	234

Total property, plant and equipment	51,617	33,017	18,600	50,845	31,312	19,533

Finite-life intangible assets
Software	4,521	2,542	1,979	3,960	1,981	1,979
Customer relationships	631	122	509	652	106	546
Other	12	9	3	32	11	21

Total finite-life intangible assets	5,164	2,673	2,491	4,644	2,098	2,546

Indefinite-life intangible assets
Brand name	1,986	–	1,986	1,986	–	1,986
Spectrum licences	911	–	911	900	–	900
Cable licences	16	–	16	16	–	16

Total indefinite-life intangible assets	2,913	–	2,913	2,902	–	2,902

Total capital assets	59,694	35,690	24,004	58,391	33,410	24,981

The cost of assets under capital leases was $2,238 million at December 31, 2007 and $1,519 million at December 31, 2006. Additions to assets under capital leases were $251 million in 2007 and $252 million in 2006. The net book value of these assets was $1,433 million at December 31, 2007, and $1,022 million at December 31, 2006. The sale of Telesat resulted in the recognition of capital leases on the satellites used by Bell ExpressVu (see Note 14, Goodwill).
     Amortization of property, plant and equipment was $2,550 million in 2007, $2,505 million in 2006 and $2,511 million in 2005. Amortization of finite-life intangible assets was $645 million in 2007, $620 million in 2006 and $547 million in 2005. Included in amortization of property, plant and equipment is amortization of capital leases of $157 million in 2007, $134 million in 2006 and $49 million in 2005.
     We capitalized interest costs of $9 million in 2007, $12 million in 2006 and $15 million in 2005.
     Additions to finite-life intangible assets were $527 million in 2007 and $829 million in 2006. The future annual amortization expense for finite-life intangible assets, calculated based on the asset values as at December 31, 2007, is as follows:

YEARS ENDING DECEMBER 31

2008	(631)
2009	(530)
2010	(370)
2011	(248)
2012	(151)

Total estimated amortization expense	(1,930)

  Bell Canada Enterprises 2007 Annual Report 89

Notes to Consolidated Financial Statements

Note 13: Other Long-Term Assets

	NOTE	2007	2006

Accrued benefit asset	24	1,240	1,410
Future income taxes	7	134	255
Available-for-sale publicly-traded securities (1)		366	356
Available-for-sale privately-held securities		300	398
Investment tax credits (2)		239	393
Long-term notes and other receivables		97	87
Deferred development costs		–	3
Other		298	128

Total other long-term assets		2,674	3,030

(1) 2006 amounts are presented at cost as the requirement to fair value our available-for-sale publicly-traded securities only came into effect on January 1, 2007.

(2) Our investment tax credits expire in varying annual amounts until the end of 2027.

Amortization of deferred charges was $4 million in 2007, $3 million in 2006 and $3 million in 2005.

Note 14: Goodwill

In the first quarter of 2007, as discussed in Note 3, Segmented Information, our management structure changed and as a result our operations are now reported in four segments. Accordingly, we have reallocated our goodwill to the new segments using the relative fair value approach.
     The consolidated statements of operations include the results of acquired businesses from the date they were purchased. We cease including results of business dispositions on the date they are sold. The following table provides details about the changes in the carrying amounts of goodwill for the years ended December 31, 2007 and 2006.

	BELL	BELL	BELL		CONSOLI-
	WIRELINE	WIRELESS	ALIANT	TELESAT	DATED

Balance – December 31, 2005	2,479	2,174	1,217	96	5,966
2006 acquisitions	36	–	12	1	49
Purchase price adjustments for 2005 acquisitions	(12)	–	–	–	(12)
Disposition upon formation of Bell Aliant	–	–	(533)	–	(533)
Other	–	1	4	–	5

Balance – December 31, 2006	2,503	2,175	700	97	5,475
2007 acquisitions	18	–	438	–	456
Contingent consideration paid in respect of a prior year’s acquisition	2	–	–	–	2
Disposition from issuance of units at Bell Aliant	–	–	(36)	–	(36)
Repurchase of units at Bell Aliant (1)	–	–	107	–	107
Sale of Telesat	–	–	–	(97)	(97)

Balance – December 31, 2007	2,523	2,175	1,209	–	5,907

(1) As at December 31, 2007, Bell Aliant had repurchased a total of 10.6 million outstanding units for a total cash outlay of $330 million as a result of a normal course issuer bid (NCIB). The NCIB allows Bell Aliant to repurchase up to 13.7 million of its outstanding units and expired on February 27, 2008.

SALE OF TELESAT

On October 31, 2007, we sold Telesat, our satellite services subsidiary, which represents our Telesat segment. We realized net cash proceeds of $3,123 million and the gain on sale was $1,893 million, net of taxes of $407 million.

BELL NORDIQ INCOME FUND

Goodwill of $438 million arose from the acquisition by Bell Aliant in January 2007 of the remaining 36.7% interest in NorthernTel Limited Partnership (NorthernTel) and Télébec Limited Partnership (Télébec), the operating partnerships of the Bell Nordiq Income Fund, held

90  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

through Bell Nordiq Group Inc. (Bell Nordiq) that it did not already own. Goodwill was recognized on the transaction because the value of the net assets was lower than the future earnings potential. None of the goodwill is expected to be deductible for tax purposes.
     Immediately prior to the acquisition, Bell Nordiq Income Fund unitholders received a special distribution of $4.00 cash per unit and, on January 30, 2007, received 0.4113 of a Bell Aliant unit for each Bell Nordiq Income Fund unit held. As a result, our non-controlling interest increased by $156 million.

BELL ALIANT

On July 7, 2006, the Plan of Arrangement forming Bell Aliant, an income trust, was completed. Bell Aliant combines Bell Canada’s former regional wireline operations in rural Ontario and Québec with Aliant’s former wireline operations and includes Bell Canada’s former 63.4% interest in NorthernTel and Télébec, the operating partnerships of the Bell Nordiq Income Fund, held through Bell Nordiq. Upon closing of the transaction, BCE held a 73.5% indirect interest in Bell Aliant.
     On July 10, 2006, in accordance with the Plan of Arrangement, BCE’s ownership of Bell Aliant was reduced to 44.7% through a distribution of trust units by way of a return of capital to holders of BCE Inc. common shares. This distribution had the following impact on our balance sheet:

  goodwill decreased by $533 million

  non-controlling interest increased by $469 million

  common shares decreased by $2,549 million

  contributed surplus increased by $1,547 million.

In 2006, the costs for the formation of Bell Aliant were comprised mainly of:

  transaction costs of $138 million related mainly to investment banking, professional and consulting fees. See Note 4, Restructuring and Other.

  premium cost on early redemption of Bell Aliant long-term debt of $122 million. See Note 5, Other Income (Expense).

  of these transaction costs, $255 million were paid in 2006.

In 2007, we incurred minimal costs related to the formation of Bell Aliant. We consolidate Bell Aliant because we have the right to elect the majority of the board of directors.

PURCHASE PRICE ALLOCATIONS

The purchase price allocations for all 2007 acquisitions include certain estimates. The final purchase price allocation for each business acquisition will be complete within 12 months of the acquisition date.
     The following tables summarize the fair values assigned to each major asset and liability class as at the dates of acquisition for each of the last three years.

2007 Business Combinations

	BELL NORDIQ	OTHER	TOTAL

Consideration given
Cash	135	20	155
Acquisition costs	4	–	4
Non-cash	394	2	396

Purchase price	533	22	555

Property, plant and equipment	–	2	2
Non-controlling interest	95	2	97

Fair value of net assets acquired	95	4	99

Goodwill (1)	438	18	456

(1) $11 million is deductible for tax purposes.

2006 Business Combinations

All acquisitions in 2006 were individually insignificant.

TOTAL

Consideration given (1)
Cash	78
Acquisition costs	2
Non-cash	1

Purchase price	81

Non-cash working capital	2
Property, plant and equipment	3
Finite-life intangible assets (2)
Customer relationships	15
Licences	4
Other long-term assets	3
Long-term debt	(2)
Other long-term liabilities	(4)
Non-controlling interest	3

24
Cash and cash equivalents	8

Fair value of net assets acquired	32

Goodwill (3)	49

(1) Excluding contingent consideration of $4 million that may be paid if certain conditions specified in the purchase agreements are met. If the payments are made, the amounts will be allocated to goodwill.

(2) Each of the customer relationships and licences is being amortized over a weighted average period of six years.

(3) $5 million is deductible for tax purposes.

  Bell Canada Enterprises 2007 Annual Report 91

Notes to Consolidated Financial Statements

2005 Business Combinations

We made a number of business acquisitions in 2005, including:

  NR Communications Ltd. (NR Communications) – In February and November 2005, Bell Canada acquired 100% of the outstanding shares of NR Communications, which holds a 50% ownership in Inukshuk, a joint venture entered into with Rogers Communications Inc. to provide wireless broadband services.

  Nexxlink Technologies Inc. (Nexxlink) – In February 2005, Bell Canada acquired 100% of the outstanding shares of Nexxlink, a provider of integrated IT solutions.

	NR
	COMMUNICATIONS	NEXXLINK	OTHER	TOTAL

Consideration given (1)
Cash	69	67	113	249
Acquisition costs	1	4	2	7
Non-cash	–	–	7	7

Purchase price	70	71	122	263

Non-cash working capital	(16)	9	(12)	(19)
Property, plant and equipment	19	9	85	113
Finite-life intangible assets (2)
Customer relationships	–	15	8	23
Software	–	–	7	7
Indefinite-life intangible assets
Spectrum licences	57	–	20	77
Other long-term assets	–	–	3	3
Long-term debt	–	–	(61)	(61)
Other long-term liabilities	–	(6)	(15)	(21)

	60	27	35	122
Cash and cash equivalents (bank indebtedness)	10	(3)	13	20

Fair value of net assets acquired	70	24	48	142

Goodwill	–	47	74	121

(1) Excluding contingent consideration of $6 million that may be paid if certain conditions specified in the purchase agreements are met. If the payments are made, the amounts will be allocated to goodwill.

(2) The majority of customer relationships and software acquired are being amortized over a weighted-average period of seven and five years, respectively.

Of the goodwill acquired in 2005:

  $115 million related to Wireline, $7 million related to Telesat and a decrease of $1 million related to Bell Aliant.

  $20 million is deductible for tax purposes.

Note 15: Accounts Payable and Accrued Liabilities

	NOTE	2007	2006

Trade accounts payable and accruals		1,451	1,616
Compensation payable		592	486
Deferred revenues		520	471
Taxes payable		224	207
Restructuring costs payable		68	89
Future income taxes	7	71	9
Other current liabilities		367	356

Total accounts payable and accrued liabilities		3,293	3,234

92  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Note 16: Debt Due Within One Year

		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE
	NOTE	INTEREST RATE	MATURITY	2007	2006

Bank advances		5.17%	N/A	214	9
Notes payable		4.28%	30 days	40	27

Total bank advances and notes payable				254	36

Long-term debt due within one year
Bell Canada				401	824
Bell Aliant				62	109
Telesat				–	8

				463	941
Unamortized premium				8	9
Unamortized debt issuance costs				(8)	(14)

Total long-term debt due within one year	17			463	936

Total debt due within one year				717	972

N/A: Not applicable

RESTRICTIONS

Some of the credit agreements:

  require us to meet specific financial ratios

  require us to maintain a certain level of Bell Canada voting shares.

We are in compliance with all conditions and restrictions.

Note 17: Long-Term Debt

		WEIGHTED
		AVERAGE
	NOTE	INTEREST RATE	MATURITY	2007	2006

BCE Inc. (a)		7.35%	2009	650	650

Bell Canada (b)
Debentures		6.82%	2008–2035	5,506	7,025
Debentures		9.84%	2041–2054	700	700
Subordinated debentures		8.21%	2026–2031	275	275
Capital leases		7.42%	2008–2047	1,338	975
Other				17	40

Total – Bell Canada				7,836	9,015

Bell Aliant (c)
Non-revolving term facility		Floating	2009	100	1,235
Debentures, notes and bonds		5.30%	2008–2037	2,447	1,549
Other				33	28

Total – Bell Aliant				2,580	2,812

Telesat – Notes and other				–	253

Total debt				11,066	12,730
Unamortized premium (d)				72	87
Unamortized debt issuance costs				(54)	(86)
Less: Amount due within one year	16			(463)	(936)

Total long-term debt				10,621	11,795

  Bell Canada Enterprises 2007 Annual Report 93

Notes to Consolidated Financial Statements

RESTRICTIONS

Some of the debt agreements:

  require us to meet specific financial ratios

  impose covenants, maintenance tests and new issue tests

  require us to maintain a certain level of Bell Canada voting shares.

We are in compliance with all conditions and restrictions.

(a) BCE Inc.

All of the debt is unsecured.

(b) Bell Canada

In 2007, Bell Canada redeemed all of its outstanding 6.25% Series M-10 MTN Debentures, with an outstanding principal amount of $700 million, due January 18, 2008, and all of Bell Mobility Inc.’s 6.55% Series F Senior Unsecured Debentures, with an outstanding principal of $150 million, due June 2, 2008.
     All debentures are unsecured. They include US$200 million maturing in 2010, which has been swapped into Canadian dollars.
     Capital leases include $318 million in 2007 and $336 million in 2006, netted against loans receivable of $220 million in 2007 and $244 million in 2006. These obligations arose from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunications equipment for a total of $391 million. Some of the proceeds were invested in interest-bearing loans receivable. The capital lease obligations, net of loans, were originally issued for US$39 million and have been swapped into Canadian dollars.

(c) Bell Aliant

All debentures, notes and bonds are issued under trust indentures and are unsecured with the exception of Télébec’s debentures of $150 million, which are secured by a mortgage on a property located in the province of Québec. As at December 31, 2007, the carrying value of this property is $12 million. All notes, bonds and debentures are issued in series and certain series are redeemable at Bell Aliant’s option prior to maturity at the prices, times and conditions specified in each series.

(d) Unamortized Premium

This amount represents the unamortized purchase price allocated to long-term debt resulting from BCE’s repurchase of SBC Communications Inc.’s 20% interest in Bell Canada Holdings Inc.

Note 18: Other Long-Term Liabilities

	NOTE	2007	2006

Future income taxes	7	1,841	2,350
Accrued benefit liability	24	1,748	1,836
Deferred revenue on long-term contracts		177	399
Deferred contract payments		130	168
Restructuring costs payable		82	3
Other		371	383

Total other long-term liabilities		4,349	5,139

Note 19: Non-Controlling Interest

	NOTE	2007	2006

Non-controlling interest in subsidiaries
Bell Aliant		1,102	1,063
Other		1	17

		1,103	1,080
Preferred shares issued by Bell Canada	21	–	1,100

Total non-controlling interest		1,103	2,180

94  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Note 20: Financial Instruments

DERIVATIVES

We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued under our compensation plans (SCPs and DSUs). We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
     The following derivative instruments were outstanding at December 31, 2007:

  interest rate swaps that hedge interest rate risk on a portion of our long-term debt cross-currency swaps and foreign exchange forward contracts that hedge foreign currency risk on a portion of our long-term debt foreign exchange forward contracts that hedge certain purchase commitments forward contracts on BCE Inc. common shares that hedge the fair-value exposure related to SCPs and DSUs.

As at December 31, 2007, the amount of hedge ineffectiveness recorded in Other income (expense) in the statement of operations was not material.

CREDIT RISK

We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure.
     There was minimal credit risk relating to derivative instruments at December 31, 2007. We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.

CURRENCY EXPOSURES

We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use foreign exchange forward contracts to hedge foreign currency risk on anticipated transactions including certain purchase commitments.
     At December 31, 2007, the amounts to be received under currency contracts were US$982 million, for which the amounts to be paid were $1,051 million. At December 31, 2006, the amounts to be received under currency contracts were US$482 million, for which the amounts to be paid were $623 million.

The following table provides further details on our outstanding cross-currency swaps and forward contracts as at December 31, 2007 and 2006.

		AMOUNTS		AMOUNTS
	BUY	TO RECEIVE	SELL	TO PAY
	CURRENCY	IN USD	CURRENCY	IN CAD	MATURITY	HEDGED ITEM

At December 31, 2007	USD	312	CAD	295	2008	Purchase commitments
	USD	226	CAD	212	2008	Purchase commitments
	USD	200	CAD	269	2010	Long-term debt
	USD	162	CAD	154	2008	Purchase commitments
	USD	82	CAD	121	2013	Long-term debt

At December 31, 2006	USD	200	CAD	269	2010	Long-term debt
	USD	197	CAD	229	2008	Purchase commitments
	USD	83	CAD	122	2013	Long-term debt
	USD	2	CAD	3	2007	Debt due within one year

  Bell Canada Enterprises 2007 Annual Report 95

Notes to Consolidated Financial Statements

INTEREST RATE EXPOSURES

We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. The following table shows interest rate swaps outstanding as at December 31, 2007 and 2006.

		RECEIVE	PAY
	NOTIONAL	INTEREST	INTEREST
	AMOUNT	RATE	RATE	MATURITY	HEDGED ITEM

At December 31, 2007	700	5.00%	3-month CDOR (1) + 0.42%	2017	Long-term debt
	100	3-month CDOR (1)	4.9775%	2010	Debt due within one year
	100	3-month CDOR	4.9775%	2010	Debt due within one year

At December 31, 2006	700	5.00%	3-month CDOR + 0.42%	2017	Long-term debt
	500	3-month CDOR	4.31%	2012	Long-term debt
	300	3-month CDOR	4.90%	2014	Long-term debt
	200	3-month CDOR	4.85%	2017	Long-term debt
	200	3-month CDOR	5.02%	2037	Long-term debt
	50	3-month CDOR	5.00%	2037	Long-term debt

(1) Canadian dollar offered rate (CDOR)

FAIR VALUE

Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity.
     These estimates are affected by assumptions we make about the amount and timing of estimated future cash flows and discount rates, all of which reflect varying degrees of risk. Income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were settled.
The carrying value of all financial instruments approximates fair value, except for those noted in the following table.

		2007		2006

		CARRYING	FAIR	CARRYING	FAIR
	NOTE	VALUE	VALUE	VALUE	VALUE

Long-term debt due within one year	16	463	463	936	942
Long-term debt	17	10,621	10,590	11,795	13,055
Derivative financial instruments, net asset (liability) position
Forward contracts – BCE Inc. shares		20	20	5	7
Currency contracts		(85)	(85)	(58)	(77)
Interest rate swaps and swaptions		(5)	(5)	–	(26)

The fair value of our available-for-sale publicly-traded securities as at December 31, 2007 and 2006, which is equal to the carrying value, is disclosed in Note 13, Other Long-Term Assets.

Note 21: Share Capital

PREFERRED SHARES

BCE Inc.’s articles of amalgamation provide for an unlimited number of First Preferred Shares and Second Preferred Shares. The terms set out in the articles authorize BCE Inc.’s directors to issue the shares in one or more series and to set the number of shares and conditions for each series.

96  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

The following table is a summary of the principal terms of BCE Inc.’s First Preferred Shares. There were no Second Preferred Shares issued and outstanding at December 31, 2007. BCE Inc.’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

								STATED
						NUMBER OF SHARES		CAPITAL

	ANNUAL				REDEMP-		ISSUED	AT
	DIVIDEND	CONVERT-	CONVERSION	REDEMPTION	TION		AND OUT-	DECEMBER 31
SERIES	RATE	IBLE INTO	DATE	DATE	PRICE	AUTHORIZED	STANDING	2007	2006	2005

Q	floating	Series R	December 1, 2015	At any time	$25.50	8,000,000	–	–	–	–
R	4.54%	Series Q	December 1, 2010	December 1, 2010	$25.00	8,000,000	8,000,000	200	200	200
S	floating	Series T	November 1, 2011	At any time	$25.50	8,000,000	2,279,791	57	57	200
T	4.502%	Series S	November 1, 2011	November 1, 2011	$25.00	8,000,000	5,720,209	143	143	–
Y	floating	Series Z	December 1, 2012	At any time	$25.50	10,000,000	8,126,330	203	29	29
Z	4.331%	Series Y	December 1, 2012	December 1, 2012	$25.00	10,000,000	1,873,670	47	221	221
AA	4.80%	Series AB	September 1, 2012	September 1, 2012	$25.00	20,000,000	10,081,586	257	510	510
AB	floating	Series AA	September 1, 2012	At any time	$25.50	20,000,000	9,918,414	253	–	–
AC	5.54%	Series AD	March 1, 2008	March 1, 2008	$25.00	20,000,000	20,000,000	510	510	510
AD	floating	Series AC	March 1, 2013	At any time	$25.50	20,000,000	–	–	–	–
AE	floating	Series AF	February 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	–	–
AF	4.40%	Series AE	February 1, 2010	February 1, 2010	$25.00	24,000,000	14,085,782	352	–	–
AG	4.35%	Series AH	May 1, 2011	May 1, 2011	$25.00	22,000,000	10,051,751	251	–	–
AH	floating	Series AG	May 1, 2011	At any time	$25.50	22,000,000	3,948,249	99	–	–
AI	4.65%	Series AJ	August 1, 2011	August 1, 2011	$25.00	22,000,000	14,000,000	350	–	–
AJ	floating	Series AI	August 1, 2016	At any time	$25.50	22,000,000	–	–	–	–

								2,770	1,670	1,670

Bell Canada Plan of Arrangement

On January 25, 2007, the articles of amalgamation of BCE Inc. were amended to create six new series of First Preferred Shares. These new series of preferred shares were created further to the Bell Canada plan of arrangement whereby all of the issued and outstanding or authorized Bell Canada Class A Preferred Shares Series 15, 16, 17, 18, 19 and 20, having a stated capital of $1,100 million as at December 31, 2006, were exchanged for the corresponding Series AE, AF, AG, AH, AI and AJ of First Preferred Shares of BCE Inc. The impact on our balance sheet was a reclassification from our non-controlling interest to preferred shares of $1,100 million. The Bell Canada plan of arrangement became effective on January 31, 2007. The characteristics of the preferred shares of BCE Inc. are described below.

Voting Rights

All of the issued and outstanding preferred shares at December 31, 2007 are non-voting, except under special circumstances when the holders are entitled to one vote per share.

Entitlement to Dividends

Holders of Series R, T, Z, AA, AC, AF, AG and AI shares are entitled to fixed cumulative quarterly dividends. The dividend rate on these shares is reset every five years, as set out in BCE Inc.’s articles of amalgamation, as amended.
     Holders of Series S, Y, AB, AE and AH shares are entitled to floating adjustable cumulative monthly dividends. The floating dividend rate on these shares is calculated every month, as set out in BCE Inc.’s articles of amalgamation, as amended.
     If Series Q, AD and AJ shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.

Conversion Features

All of the issued and outstanding preferred shares at December 31, 2007 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in BCE Inc.’s articles of amalgamation, as amended.

Redemption Features

BCE Inc. may redeem each of Series R, T, Z, AA, AC, AF, AG and AI shares at $25.00 per share on the applicable redemption date and every five years after that date.

  Bell Canada Enterprises 2007 Annual Report 97

Notes to Consolidated Financial Statements

     BCE Inc. may redeem Series S, Y, AB, AE and AH shares at any time at $25.50 per share.
     If Series Q, AD and AJ shares are issued, BCE Inc. may redeem them at any time at $25.50 per share.

Conversion of Preferred Shares

On August 23, 2007, BCE Inc. announced that 9,918,414 of its 20,000,000 Cumulative Redeemable First Preferred Shares, Series AA (Series AA Preferred Shares) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series AB (Series AB Preferred Shares). Consequently, BCE Inc. issued 9,918,414 new Series AB Preferred Shares on September 1, 2007. The balance of the Series AA Preferred Shares remains outstanding.
     On November 20, 2007, BCE Inc. announced that 6,991,775 of its 8,852,620 Cumulative Redeemable First Preferred Shares, Series Z (Series Z Preferred Shares) were tendered for conversion, on a one-for-one basis, into Cumulative Redeemable First Preferred Shares, Series Y (Series Y Preferred Shares). In addition, 12,825 of its 1,147,380 Series Y Preferred Shares were tendered for conversion, on a one-for-one basis, into Series Z Preferred Shares.

COMMON SHARES AND CLASS B SHARES

BCE Inc.’s articles of amalgamation provide for an unlimited number of voting common shares and non-voting Class B shares. The common shares and the Class B shares rank equally in the payment of dividends and in the distribution of assets if BCE Inc. is liquidated, dissolved or wound up, after payments due to the holders of preferred shares.
     The following table provides details about the outstanding common shares of BCE Inc. No Class B shares were outstanding at December 31, 2007, 2006 and 2005.

		2007		2006		2005

		NUMBER	STATED	NUMBER	STATED	NUMBER	STATED
	NOTE	OF SHARES	CAPITAL	OF SHARES	CAPITAL	OF SHARES	CAPITAL

Outstanding, beginning of year		807,643,941	13,487	927,318,916	16,806	925,935,682	16,781
Shares issued under employee stock option plan (1)	22	4,994,073	172	1,246,932	35	1,383,234	25
Shares repurchased and cancelled		(7,373,198)	(123)	(45,151,666)	(805)	–	–
Share reduction (2)	14	–	–	(75,770,241)	(2,549)	–	–

Outstanding, end of year		805,264,816	13,536	807,643,941	13,487	927,318,916	16,806

(1) Includes a $19 million reclassification ($6 million in 2006) from contributed surplus relating to the exercise of employees’ stock options.

(2) Reduction of BCE Inc. common shares outstanding, in conjunction with a distribution of Bell Aliant trust units, by way of return of capital, to holders of BCE Inc. common shares.

NCIB

In December 2006, BCE Inc. announced its plan to renew its share repurchase program for an additional 12-month period to repurchase 5% of its outstanding common shares through a NCIB. Common share repurchases under the NCIB were suspended in the second quarter of 2007. Prior to the suspension, BCE Inc. repurchased a total of 7.4 million common shares in 2007, representing approximately 18% of the total common shares targeted for repurchase, for a total cash outlay of $227 million.
     Of the total cash outlay, $123 million represents stated capital and reduced the total value of common shares and $9 million reduced the contributed surplus attributable to these common shares. The remaining $95 million was charged to the deficit.
     As at December 31, 2006, BCE Inc. had repurchased and cancelled a total of 45 million common shares under its previous NCIB. Of the total cash outlay of $1.2 billion, $805 million represented stated capital and reduced the total value of common shares, while $52 million reduced the contributed surplus attributable to these common shares. The remaining $384 million was charged to the deficit.

Dividend Reinvestment Plan

The dividend reinvestment plan allows eligible common shareholders to use their dividends to buy additional common shares. A trustee buys BCE Inc. common shares for the participants on the open market, by private purchase or from treasury. BCE Inc. chooses the method the trustee uses to buy the shares.
     A total of 1,823,652 common shares was bought on the open market under this plan for $66 million in 2007. A total of 2,658,255 common shares was bought on the open market under this plan for $76 million in 2006.

98  Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

CONTRIBUTED SURPLUS

The following table is a reconciliation of the contributed surplus balance during the year.

	NOTE	2007	2006	2005

Balance at December 31, 2006		2,555	1,081	1,061
Gain on distribution of Bell Aliant units	14	–	1,547	–
Repurchase of common shares – NCIB		(9)	(52)	–
Other		(9)	(21)	20

Balance at December 31, 2007		2,537	2,555	1,081

Note 22: Stock-Based Compensation Plans

The following stock-based compensation amounts are included in the consolidated statements of operations as selling, general and administrative expenses (1).

	2007	2006	2005

Employee savings plans	(42)	(46)	(45)
Stock options	(10)	(8)	(17)
Restricted share units (1)	(95)	(45)	(39)
Special compensation payments (2)	–	3	3
Deferred share units	–	(1)	(4)
Deferred unit plan	(8)	(3)	–

Total stock-based compensation expense (3)	(155)	(100)	(102)
Income tax benefit arising from stock-based compensation	48	31	29

	(107)	(69)	(73)

(1) The 2007 expense includes $35 million recorded as restructuring and other.

(2) Includes recoveries of SCP expense as a result of forfeitures.

(3) The operating cash outflows in respect of stock-based compensation plans were $65 million in 2007, $121 million in 2006 and $58 million in 2005.

DESCRIPTION OF THE PLANS

Employee Savings Plan

ESPs are designed to encourage employees of BCE Inc. and its participating subsidiaries to own shares of BCE Inc. Each year, employees can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions in order to buy BCE Inc. common shares. In some cases, the employer will also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
     Each participating company decides on its maximum percentage. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESPs buys BCE Inc. common shares for the participants on the open market, by private purchase or from treasury. BCE Inc. chooses the method the trustee uses to buy the shares.
     There were 30,072 employees participating in the plans at December 31, 2007. The total number of common shares bought for employees was 4,518,245 in 2007 and 6,395,865 in 2006. At December 31, 2007, 13,513,812 common shares were reserved for issuance under the ESPs.

Stock Options

Under BCE Inc.’s long-term incentive plans, BCE Inc. may grant options to key employees to buy BCE Inc. common shares. The subscription price is equal to the market value of the shares on the last trading day before the grant comes into effect. At December 31, 2007, 25,881,466 common shares were authorized for issuance under these plans.
     For most options granted from January 1, 2004 until December 31, 2006, the right to exercise options vested after two and three years of continuous employment from the date of grant and if a specific company-wide performance target was met. Options were exercisable when they vested and for a period up to six years from the date of grant. On March 7, 2007, it was confirmed that the target was not met and all of these stock options were forfeited.
     For most options granted in March 2007, the vesting method is graded and the right to exercise options generally vests or accrues at 25% a year over four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and generally can be exercised for a period of up to six years from the date of grant.
     Special vesting provisions may apply if:

  there is a change in control of BCE Inc. and the option holder’s employment ends the option holder is employed by a designated subsidiary of BCE Inc. and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the plan.

  Bell Canada Enterprises 2007 Annual Report 99

Notes to Consolidated Financial Statements

The following table summarizes BCE Inc.’s outstanding stock options as at December 31, 2007.

					WEIGHTED
					AVERAGE			WEIGHTED
			NUMBER		GRANT DATE			AVERAGE
			OF OPTIONS		FAIR VALUE ($)		EXERCISE PRICE ($)

		NON-			NON-		NON-
	NOTE	VESTED	VESTED	TOTAL	VESTED	VESTED	VESTED	VESTED	TOTAL

Outstanding, January 1, 2007		7,592,896	16,648,952	24,241,848	$5	$7	$29	$35	$33
Granted		5,739,106	–	5,739,106	$4	–	$31	–	$31
Exercised (1), (2)	21	–	(4,994,073)	(4,994,073)	–	$7	–	$31	$31
Vested		(1,640,662)	1,640,662	–	$5	$5	$28	$28	$28
Expired/forfeited		(5,496,240)	(1,793,261)	(7,289,501)	$5	$8	$30	$39	$32

Outstanding, December 31, 2007 (3)		6,195,100	11,502,280	17,697,380	$4	$7	$30	$35	$33

(1) We have received $153 million from stock option exercises.
(2) The aggregate intrinsic value of options exercised was $31 million.
(3) The aggregate intrinsic values of non-vested options outstanding were $58 million and $64 million for vested options.

The following table provides additional information about BCE Inc.’s stock option plans at December 31, 2007.

	STOCK OPTIONS EXERCISABLE			STOCK OPTIONS OUTSTANDING

		WEIGHTED	WEIGHTED		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE		AVERAGE	AVERAGE
RANGE OF		REMAINING	EXERCISE		REMAINING	EXERCISE
EXERCISE PRICES	NUMBER	LIFE	PRICE ($)	NUMBER	LIFE	PRICE ($)

Below $20	161,261	1.4	$17	161,261	1.4	$17
$20–$29	3,091,245	5.2	$28	3,766,745	5.0	$27
$30–$39	4,020,311	3.9	$34	9,539,911	4.7	$32
Over $40	4,229,463	2.7	$41	4,229,463	2.7	$41

	11,502,280	3.8	$35	17,697,380	4.2	$33

As at December 31, 2007, the unrecognized compensation cost related to non-vested stock options was $9 million to be recorded over a weighted average period of 1.5 years.
     As part of the Arrangement, each non-vested option will be deemed to have vested at the time of the change in control, which is the effective date. Each outstanding option will be deemed to be transferred to BCE Inc. in exchange for cash consideration equal to $42.75 less the exercise price of the option, and any applicable special compensation payments. No options will remain outstanding and the stock-based compensation plans will be cancelled. Should the Arrangement not be completed, the options vest as previously described.

The following table summarizes stock options outstanding at December 31, 2006 and 2005.

		2006		2005

			WEIGHTED		WEIGHTED
			AVERAGE		AVERAGE
		NUMBER	EXERCISE	NUMBER	EXERCISE
	NOTE	OF OPTIONS	PRICE ($)	OF OPTIONS	PRICE ($)

Outstanding, January 1		27,342,735	$32	28,481,679	$32
Granted		485,372	$27	1,481,924	$28
Exercised (1)	21	(1,246,932)	$23	(1,383,234)	$18
Expired/forfeited		(2,339,327)	$32	(1,237,634)	$34

Outstanding, December 31		24,241,848	$33	27,342,735	$32

Exercisable, December 31		16,648,952	$35	16,505,709	$34

(1) The aggregate intrinsic value of options exercised was $8 million and $16 million in 2006 and 2005 respectively.

100 Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Assumptions Used in Stock Option Pricing Model

The following table shows the weighted average assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

	2007	2006	2005

Weighted average fair value per option granted ($)	4	2	3
Dividend yield	4.4%	4.4%	4.4%
Expected volatility	20%	17%	19%
Risk-free interest rate	4.0%	4.1%	3.6%
Expected life (years)	4.5	3.9	3.5

Restricted Share Units

The following table is a summary of the outstanding RSUs.

	NUMBER OF RSUS

	2007 (1)	2006	2005

Outstanding, January 1	2,985,035	2,520,781	1,996,522
Granted	56,465	3,090,144	504,427
Dividends credited	118,329	89,773	100,657
Payments	(141,983)	(2,542,451)	–
Forfeited	(97,248)	(173,212)	(80,825)
Cancelled as part of the going-private transaction	(2,287,455)	–	–

Outstanding, December 31	633,143	2,985,035	2,520,781

(1) 235,773 RSUs have vested at December 31, 2007.

Since 2004, BCE Inc. has granted RSUs to executives and other key employees. The value of an RSU is equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Executives and other key employees are granted a specific number of RSUs for a given performance period based on their position and level of contribution. At the end of a performance period most RSUs vest if performance objectives are met as determined by the board or are forfeited. Vested RSUs are paid in BCE Inc. common shares purchased on the open market, in cash or through a combination of both, as the holder chooses, as long as individual share ownership requirements are met.
     As part of the Arrangement, each holder of RSUs will be entitled to receive in exchange from BCE Inc. or Bell Canada, as applicable, a cash amount equal to the aggregate number of RSUs that are recorded for the benefit of the holder at the date of the change in control and vested at this time multiplied by $42.75. Certain participants, however, will be paid their RSUs under the original conditions upon confirmation of the vesting percentage by the board in early 2008, should the confirmation occur while BCE Inc.’s common shares are still being traded on the open market.
     As a result of the going-private transaction, the board also has approved the implementation of a retention policy, in lieu of the RSU plan. Upon announcement of the going-private transaction, most executives became eligible for a retention payment that will be paid in 2008. The payment will be equal to the greater of 1.25 times the number of the RSUs held upon announcement of the transaction valued at $42.75 per share and one times base salary plus target bonus. RSUs held by executives who became eligible to a retention incentive were cancelled. The difference between what would have been paid under the original conditions and what will be paid under the retention policy is being expensed as restructuring and other over the retention period. At December 31, 2007, the unrecognized compensation cost related to the retention policy was $35 million, which will be recorded in the first half of 2008.

Special Compensation Payments

Prior to 2000, when BCE Inc. granted options to executives and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
     When the distribution of Nortel common shares was made in 2000, the outstanding options were cancelled and replaced with options to buy BCE Inc. common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
     For each right to an SCP held before the distribution, rightholders now have rights related to both BCE Inc. and Nortel common shares.
     The number of SCPs outstanding at December 31, 2007, was:

  145,725 relating to BCE Inc. common shares

  174,055 relating to Nortel common shares.

All of the outstanding SCPs cover the same number of shares as the options to which they relate. It is the employer’s responsibility to make payments under the SCPs.

Deferred Share Units

Eligible bonuses may be paid in the form of DSUs when executives or other key employees elect to or are required to participate in the plan. For non-management directors, their compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter.

Bell Canada Enterprises 2007 Annual Report 101

Notes to Consolidated Financial Statements

     The value of a DSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE Inc. common shares.
     DSUs are paid in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.

The following table is a summary of the status of DSUs.

	NUMBER OF DSUS

	2007	(1)	2006	2005

Outstanding, January 1	1,287,422		984,648	886,714
Granted	408,341		358,993	173,158
Dividends credited	58,543		54,597	40,668
Payments	(215,666)		(110,816)	(115,892)

Outstanding, December 31	1,538,640		1,287,422	984,648

(1) All DSUs were fully vested at December 31, 2007.

Deferred Unit Plan (DUP)

The DUP plan was implemented during 2007 by Bell Aliant for certain of their executives and senior management to further align their long-term incentive compensation with total unitholder returns. Under the plan, deferred units may be granted to eligible plan members in amounts and at times when a bonus is approved or in respect of services rendered by the plan member in the year of the grant. Reinvested distributions in the form of additional deferred units are credited to the participant’s account and are equivalent in value to a converted Bell Aliant unit. The deferred units vest over a period of three years and are generally subject to certain performance criteria. Plan members are eligible to receive one Bell Aliant unit for each vested deferred unit upon departure from the company or may hold the deferred units in an account until the end of the second year following their departure. Bell Aliant may issue up to 1,195,620 additional units out of treasury to satisfy awards. Non-vested units of a plan member are forfeited upon their departure.

Note 23: Accumulated Other Comprehensive Income (Loss)

The following table summarizes the changes in the balance of each classification within accumulated other comprehensive income (loss).

	AVAILABLE-	DERIVATIVES		ACCUMULATED
	FOR-SALE	DESIGNATED		OTHER
	FINANCIAL	AS CASH FLOW		COMPREHENSIVE
	ASSETS	HEDGES	CTA	INCOME (LOSS)

Restatement of previously recognized CTA upon adoption of new financial instruments accounting standards on January 1, 2007	–	–	(2)	(2)
Adjustments to opening balance in accumulated other comprehensive income (loss) upon adoption of new financial instruments accounting standards on January 1, 2007	25	(18)	–	7

Balance in accumulated other comprehensive income (loss) at January 1, 2007	25	(18)	(2)	5
Details of other comprehensive income (net of non-controlling interest)
Unrealized gains	130	–	–	130
Income taxes on unrealized (gains) losses	(48)	1	(1)	(48)
Reclassification adjustments included in earnings	(33)	22	(2)	(13)
Income taxes on reclassification adjustments included in earnings	–	(7)	1	(6)

Other comprehensive income (loss) for the year ended December 31, 2007	49	16	(2)	63

Balance in accumulated other comprehensive income (loss) at December 31, 2007	74	(2)	(4)	68

During the year, we received proceeds of $173 million on sales of available-for-sale financial assets and realized a pre-tax gain of $22 million. We used the average cost method in determining the gain.

102 Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Note 24: Employee Benefit Plans

We provide pension and other post-employment benefits for most of our employees. These include defined benefit (DB) pension plans and defined contribution (DC) pension plans.

	2007	2006	2005

Pension benefits
DB plans cost	(263)	(318)	(221)
DC plans cost	(38)	(28)	(20)
Other future benefits cost	(109)	(165)	(118)

Net benefit plans cost (1)	(410)	(511)	(359)

(1) Net benefit plans cost is included as part of selling, general and administrative expenses in the statement of operations.

COMPONENTS OF DEFINED BENEFIT PLANS COST

The following table shows the DB plans cost before and after recognizing its long-term nature. The recognized net benefit plans cost reflects the amount reported in our statements of operations and is calculated according to our accounting policy.

	PENSION BENEFITS			OTHER BENEFITS

	2007	2006	2005	2007	2006	2005

Current service cost	(278)	(266)	(212)	(11)	(28)	(35)
Interest cost on accrued benefit obligation	(858)	(851)	(858)	(97)	(111)	(110)
Actual return on plan assets	566	1,723	1,545	3	17	12
Past service credits (costs) arising during period	58	(38)	–	345	55	120
Actuarial gain (loss) on accrued benefit obligation	741	9	(1,747)	56	(79)	(499)
Curtailment gain (1)	–	–	–	–	–	44

Elements of employee future benefit plans (cost), before recognizing its long-term nature	229	577	(1,272)	296	(146)	(468)

Deficiency (excess) of actual return over expected return (2)	462	(737)	(617)	9	(5)	(2)
Deferral of amounts arising during period
Past service (credits) costs	(58)	38	–	(345)	(55)	(120)
Actuarial (gain) loss on accrued benefit obligation	(741)	(9)	1,747	(56)	79	499
Amortization of previously deferred amounts
Net past service (costs) credits	(13)	(12)	(8)	27	5	(1)
Net actuarial (losses) gains	(120)	(167)	(92)	(38)	(19)	–
Transitional asset (obligation)	6	6	(1)	(2)	(24)	(26)

Adjustments to recognize long-term nature of employee future benefit plans cost	(464)	(881)	1,029	(405)	(19)	350

(Increase) decrease in valuation allowance	(28)	(12)	24	–	–	–
Other	–	(2)	(2)	–	–	–

DB plans cost, recognized	(263)	(318)	(221)	(109)	(165)	(118)

(1) 2005 includes a curtailment gain associated with the phase-out, over three years, of a discretionary allowance program.
(2) The expected return on plan assets for a given year is calculated based on the market-related value of plan assets at the beginning of that year. The market-related value of pension plan assets was $14,269 million at January 1, 2007, $13,192 million at January 1, 2006, and $12,691 million at January 1, 2005.

Bell Canada Enterprises 2007 Annual Report 103

Notes to Consolidated Financial Statements

COMPONENTS OF ACCRUED BENEFIT ASSET (LIABILITY)

The following table shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

	PENSION BENEFITS		OTHER BENEFITS

	2007	2006	2007	2006

Accrued benefit obligation, beginning of the year	(16,404)	(16,213)	(2,230)	(2,179)
Current service cost	(278)	(266)	(11)	(28)
Interest cost on accrued benefit obligation	(858)	(851)	(97)	(111)
Actuarial gains (losses)	741	9	56	(79)
Benefit payments	905	914	96	96
Employee contributions	(8)	(8)	–	–
Special termination costs	(10)	49	(2)	17
Plan amendment (1)	58	(38)	345	55
Business combinations/divestitures	164	–	16	–
Other	–	–	–	(1)

Accrued benefit obligation, end of the year	(15,690)	(16,404)	(1,827)	(2,230)

Fair value of plan assets, beginning of the year	15,114	13,870	166	149
Actual return on plan assets	566	1,723	3	17
Benefit payments	(905)	(914)	(96)	(96)
Employer contributions (2)	232	431	96	96
Employee contributions	8	8	–	–
Transfers to DC pension plans	(1)	–	–	–
Business combinations/divestitures	(177)	–	–	–
Other	4	(4)	–	–

Fair value of plan assets, end of the year	14,841	15,114	169	166

Plan (deficit) surplus	(849)	(1,290)	(1,658)	(2,064)
Unamortized net actuarial losses (gains)	1,867	2,287	412	514
Unamortized net past service costs (credits)	66	140	(191)	(41)
Unamortized transitional (asset) obligation	(7)	(20)	5	163
Valuation allowance	(153)	(115)	–	–

Accrued benefit asset (liability), end of the year	924	1,002	(1,432)	(1,428)

Accrued benefit asset included in other long-term assets	1,240	1,410	–	–
Accrued benefit liability included in other long-term liabilities	(316)	(408)	(1,432)	(1,428)

(1) In the first quarter of 2007, we announced the phase-out of other post-retirement benefits for future retirees over the next ten years, with no changes in the next five years. This plan amendment reduces the unamortized transitional obligation and increases past service credits which are being amortized over the expected average remaining service lives (EARSL) of affected employees.
(2) In 2006, the Bell Canada pension fund acquired from us 14.9 million Nortel shares, 31.4 million CGI shares and other marketable securities having an aggregate market value of $284 million. These acquisitions reduced our cash contributions in 2006.

For DB pension plans with an accrued benefit obligation that was more than plan assets:

  the accrued benefit obligation was $15,151 million at December 31, 2007, and $15,997 million at December 31, 2006 the fair value of plan assets was $14,153 million at December 31, 2007, and $14,660 million at December 31, 2006.

For DB pension plans with an accrued benefit obligation that was less than plan assets:

  the accrued benefit obligation was $539 million at December 31, 2007, and $407 million at December 31, 2006 the fair value of plan assets was $688 million at December 31, 2007, and $454 million at December 31, 2006.

SIGNIFICANT ASSUMPTIONS

We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

104 Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

	PENSION BENEFITS			OTHER BENEFITS

	2007	2006	2005	2007	2006	2005

At December 31
Accrued benefit obligation
Discount rate, end of year	5.6%	5.3%	5.2%	5.6%	5.3%	5.2%
Rate of compensation increase, end of year	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%

For the year ended December 31
Net benefit plans cost
Discount rate, end of preceding year (1)	5.3%	5.4%	6.2%	5.3%	5.4%	6.2%
Expected return on plan assets, end of preceding year	7.5%	7.5%	7.5%	7.5%	7.5%	7.5%
Rate of compensation increase, end of preceding year	3.0%	3.0%	3.5%	3.0%	3.0%	3.5%

(1) On July 7, 2006, following the formation of Bell Aliant, the discount rate used to value our pension obligations was increased to 5.6% from 5.2% to reflect the change in long-term market interest rates at that time. As a result, the discount rate is an average for 2006.

We assumed the following trend rates in healthcare costs:

  an annual rate of increase of 4.5% in the cost per person of covered healthcare benefits for 2007 and the foreseeable future an annual rate of increase of 10.5% in the cost of medication for 2007 and a gradual decline to 4.5% over six years.

Assumed trend rates in healthcare costs have a significant effect on the amounts reported for the healthcare plans. The following table, for example, shows the effect of a 1% change in the assumed trend rates in healthcare costs.

	1% INCREASE	1% DECREASE

Effect on other benefits – total service and interest cost	11	(10)
Effect on other benefits – accrued obligation	160	(142)

PENSION PLAN ASSETS

The investment strategy for the major pension plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets. The following table shows the allocation of our pension plan assets at December 31, 2007 and 2006, target allocations for 2007 and the expected long-term rate of return by asset class.

				WEIGHTED
	WEIGHTED	PERCENTAGE		AVERAGE
	AVERAGE		OF PLAN	EXPECTED
	TARGET		ASSETS AT	LONG-TERM
	ALLOCATION		DECEMBER 31	RATE OF RETURN

ASSET CATEGORY	2007	2007	2006	2007

Equity securities	45%–65%	58%	58%	9.0%
Debt securities	35%–55%	42%	42%	5.5%

Total/average		100%	100%	7.5%

Equity securities included approximately $70 million of BCE Inc. common shares and Bell Aliant units, or 0.5% of total plan assets at December 31, 2007, and approximately $82 million of BCE Inc. common shares or 0.5% of total plan assets at December 31, 2006.
     Debt securities included approximately $7 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2007, and approximately $10 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2006.

ESTIMATED FUTURE BENEFIT PAYMENTS

The following table shows the estimated future defined benefit payments for the next 10 years at December 31, 2007.

	PENSION	OTHER
	BENEFITS	BENEFITS

2008	(921)	(107)
2009	(943)	(113)
2010	(965)	(120)
2011	(987)	(127)
2012	(1,009)	(134)
2013–2017	(5,399)	(789)

Total estimated future benefit payments	(10,224)	(1,390)

Bell Canada Enterprises 2007 Annual Report 105

Notes to Consolidated Financial Statements

CASH FLOWS

We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We contribute to the DC pension plans as employees provide service.

The following table shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS			OTHER BENEFITS

	2007	2006	2005	2007	2006	2005

Bell Aliant	(97)	(116)	(178)	(7)	(7)	(6)
Bell Canada	(168)	(42)	(21)	(89)	(89)	(87)
BCE Inc.	–	(8)	(7)	–	–	–
Telesat	–	(6)	–	–	–	–

Total	(265)	(172)	(206)	(96)	(96)	(93)

Comprised of:
Contributions to DB plans	(232)	(147)	(201)	(96)	(96)	(93)
Contributions to DC plans	(33)	(25)	(5)	–	–	–

We expect to contribute approximately $195 million to all of our defined benefit pension plans in 2008, subject to actuarial valuations being completed. We expect to pay approximately $105 million to beneficiaries under other employee benefit plans in 2008. We expect to contribute approximately $40 million to the DC pension plans in 2008.

Note 25: Commitments and Contingencies

CONTRACTUAL OBLIGATIONS

The following table is a summary of our contractual obligations at December 31, 2007 that are due in each of the next five years and thereafter.

						THERE-
	2008	2009	2010	2011	2012	AFTER	TOTAL

Long-term debt (excluding capital leases)	71	1,616	929	1,006	510	5,572	9,704
Notes payable and bank advances	254	–	–	–	–	–	254
Capital leases	474	235	149	162	81	747	1,848
Operating leases	216	210	164	142	115	733	1,580
Commitments for capital expenditures	169	80	116	85	89	1,535	2,074
Purchase obligations	1,474	579	435	390	180	401	3,459
Other long-term liabilities (including current portion)	38	41	43	46	–	–	168

Total	2,696	2,761	1,836	1,831	975	8,988	19,087

Long-term debt and notes payable and bank advances include $340 million drawn under our committed credit facilities. They do not include $523 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $2.8 billion. Current commercial paper credit lines expire in August 2009 and Bell Aliant’s current commercial paper credit lines expire in July 2011.
     BCE Inc., Bell Canada and Bell Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount of these supporting committed lines of credit available (net of letters of credit) was $1.7 billion at December 31, 2007. BCE Inc., Bell Canada and Bell Aliant had no commercial paper outstanding at December 31, 2007.
     Bell Canada can issue up to $400 million of Class E notes under its commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2007.
     Imputed interest included in capital leases is $486 million.

106 Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

     Rental expense relating to operating leases was $263 million in 2007, $275 million in 2006 and $312 million in 2005.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Refer to Note 4, Restructuring and Other for commitments to relocate employees to campus environments.
     Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Amdocs Canadian Managed Services, Inc. for the development of Bell Canada’s billing system. The total amount was $168 million at December 31, 2007.
     At December 31, 2007, we had other long-term liabilities that were not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     The accrued employee benefit liability and future income tax liabilities are excluded as we cannot accurately determine the timing and cash requirements as:

  future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.

  future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.

Deferred revenue and gains on assets are excluded as they do not represent future cash payments.

COMMITMENT UNDER THE CRTC DEFERRAL ACCOUNT MECHANISM

Bell Canada’s accumulated deferral account commitment as at December 31, 2006 was estimated at $479 million, which was increased to $488 million as a result of further CRTC decisions during 2007. The clearing of the deferral account is subject to CRTC approval.
     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, in which it determined the ways in which incumbent telephone companies should clear the accumulated balances in their deferral accounts. On September 1, 2006, Bell Canada and Bell Aliant filed their proposals for clearing the accumulated balances in their deferral accounts, proposing to improve access to communications for persons with disabilities (5% of the estimated balance) and to extend broadband access to some 220,000 potential customers in 264 communities across Ontario and Québec where it would not otherwise be made available on a commercial basis.
     On December 28, 2007, the CRTC approved the use of $37 million of deferral account funds to expand broadband service to 16 of 264 communities proposed by Bell Canada that otherwise would not receive broadband service because it is uneconomic. Since the assets are impaired, we have accrued $37 million in restructuring and other to reflect the cost of this expansion (see Note 4, Restructuring and Other).
     Bell Canada’s accumulated deferral account commitment at December 31, 2007 was estimated to be $451 million, with an estimated future annualized commitment of $1.4 million. On March 3, 2008, Bell Canada and Bell Aliant filed proposed reductions to rates for stand-alone local residential telephone access services in regulated exchanges within the non-high-cost serving area portions of their Ontario and Québec serving areas which, if approved, would eliminate Bell Canada’s future annualized commitment. As of December 31, 2007, Bell Aliant does not have an accumulated deferral account balance or an estimated future annualized commitment.
     On January 17, 2008, the CRTC issued Telecom Decision 2008-1 in which it approved the use of deferral account funds to extend broadband service to an additional 85 communities in Ontario and Québec. Together with the 16 communities already approved, a total of 101 communities would benefit from broadband deployment using funds from the deferral account. The CRTC has directed Bell Canada to file a proposed roll-out plan and updated costs by March 17, 2008. We expect to record a charge in restructuring and other in the first quarter of 2008 for this uneconomic expansion. The CRTC also indicated that 22 additional communities are still subject to further review. In the same decision, the CRTC also approved Bell Canada’s proposed initiatives to improve access to telecommunications services for persons with disabilities, amounting to $24 million. Finally, the CRTC directed Bell Canada to rebate any balance remaining in its deferral account to residential subscribers in urban, non-high-cost serving areas within the Ontario and Québec portions of the serving areas of Bell Canada and Bell Aliant, and to file, by March 25, 2008, proposals to rebate such funds. The rebate proposals should outline how rebates could be made most effectively, both in terms of benefit to customers and minimal disruption to Bell Canada.
     The issue of rebates and broadband expansion using deferral account funds, however, was before the Federal Court of Appeal in connection with two separate appeals launched by Bell Canada and by certain consumer groups. Bell Canada had appealed the legality of the CRTC’s jurisdiction to order retroactive rebates while the consumer groups had appealed the decision to permit the use of deferral account funds to expand the availability of broadband services. These appeals were heard in January 2008 by the Federal Court of Appeal.

Bell Canada Enterprises 2007 Annual Report 107

Notes to Consolidated Financial Statements

     In an order dated January 25, 2008, the Federal Court of Appeal issued a stay of Telecom Decision 2006-9, thus effectively suspending the disposition of funds in the deferral accounts except for the improvement of accessibility to communications services for persons with disabilities. In that order, the Federal Court of Appeal noted that the stay will expire on the Court’s determination of the appeals, or upon determination of any leave to appeal application to the Supreme Court of Canada, if such leave to appeal is sought within the statutory time limit. On February 11, 2008, Bell Canada filed a notice of motion with the Federal Court of Appeal for leave to appeal Telecom Decision 2008-1 and to stay that decision, except as it relates to initiatives for the improvement of accessibility to communications services for persons with disabilities. Bell Canada and Bell Aliant also filed a letter with the CRTC, dated February 15, 2008, seeking to defer the filing of follow-up information pertaining to broadband expansion and rebates which the CRTC directed them to file in Telecom Decision 2008-1, until such time as the stay is denied or, if the stay is granted, until the substance of the appeals is addressed by the Federal Court of Appeal and the stay is lifted. On February 22, 2008, the CRTC approved this request.
     On April 30, 2007, the CRTC issued Telecom Decision 2007-27, in which it set out the parameters of the new price cap regime that came into effect June 1, 2007. In that decision, the CRTC eliminated the deferral account mechanism. Consequently, there are no new incremental deferral account obligations from June 1, 2007 onwards.
     Due to the nature and number of uncertainties which remain concerning the disposition of funds remaining in Bell Canada’s deferral account, we are unable to estimate the impact of Telecom Decision 2008-1 and outstanding proceedings on our financial results at this time.

LITIGATION

We become involved in various claims and litigation as a part of our business. This section describes important legal proceedings. While we cannot predict the final outcome of the claims and litigation described below or of any other pending claims and litigation at December 31, 2007, based on the information currently available and management’s assessment of the merits of such claims and litigation, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operation. Based on the information currently available, we believe that we have strong defences and we intend to vigorously defend our position.

Teleglobe Lending Syndicate Lawsuit

On July 12, 2002, some members of the Teleglobe Inc. and Teleglobe Holdings (U.S.) Corporation (collectively, Teleglobe) lending syndicate filed a lawsuit against BCE Inc. in the Ontario Superior Court of Justice. The lawsuit includes several allegations, including that BCE Inc. and its management, in effect, made a legal commitment to repay the advances the plaintiffs made as members of the lending syndicate, and that the Court should disregard Teleglobe Inc. as a corporate entity and hold BCE Inc. responsible to repay the advances as Teleglobe’s alter ego.
     On November 2, 2004, Canadian Imperial Bank of Commerce and Canadian Imperial Bank of Commerce, N.Y. Agency withdrew from the lawsuit and on May 3, 2005, BNP Paribas (Canada) also withdrew from this lawsuit. BNP Paribas (Canada), which had advanced US$50 million to Teleglobe, is now pursuing a separate action against BCE Inc. and former Teleglobe directors and officers. The remaining plaintiffs claim damages of US$1.04 billion, plus interest and costs. This represents approximately 83% of the US$1.25 billion that the lending syndicate advanced to Teleglobe.

Kroll Restructuring Lawsuit

In February 2003, a lawsuit was filed in the Ontario Superior Court of Justice by Kroll Restructuring Ltd., in its capacity as interim receiver of Teleglobe Inc., against five former directors of Teleglobe Inc. This lawsuit was filed in connection with Teleglobe Inc.’s redemption of its third series preferred shares in April 2001 and the retraction of its fifth series preferred shares in March 2001.
     The plaintiff is seeking a declaration that such redemption and retraction were prohibited under the Canada Business Corporations Act and that the five former directors should be held jointly and severally liable to restore to Teleglobe Inc. all amounts paid or distributed on such redemption and retraction, being an aggregate of approximately $661 million, plus interest.
     On February 26, 2007, the five former directors filed a third-party claim in the Ontario Superior Court of Justice against the former third series preferred shareholders of Teleglobe Inc. As provided by the Canada Business Corporations Act, the third party claim seeks to recover from those former third series preferred shareholders any amounts the former directors may have to restore to Teleglobe Inc. as a result of this lawsuit, on account of the redemption of the third series preferred shares.
     While BCE Inc. is not a defendant in this lawsuit, Teleglobe Inc. was at the relevant time a subsidiary of BCE Inc. Pursuant to standard policies and subject to applicable law, the five former Teleglobe Inc. directors are entitled to seek indemnification from BCE Inc. in connection with this lawsuit.

108 Bell Canada Enterprises 2007 Annual Report

Notes to Consolidated Financial Statements

Teleglobe Inc. Unsecured Creditors Lawsuit

On May 26, 2004, a lawsuit was filed in the United States Bankruptcy Court for the District of Delaware. The United States District Court for the District of Delaware subsequently withdrew the reference from the Bankruptcy Court and the matter is now pending in the District Court for the District of Delaware. The lawsuit is against BCE Inc. and 10 former directors and officers of Teleglobe Inc. and certain of its subsidiaries. The plaintiffs are comprised of Teleglobe Communications Corporation, certain of its affiliated debtors and debtors in possession, and the Official Committee of Unsecured Creditors of these debtors. The lawsuit alleges breach of an alleged funding commitment of BCE Inc. towards the debtors, promissory estoppel, misrepresentation by BCE Inc. and breach and aiding and abetting breaches of fiduciary duty by the defendants. The plaintiffs seek an unspecified amount of damages against the defendants.

Teleglobe Inc. Plan Administrator Lawsuit

On November 16, 2005, Kathy Morgan, in her capacity as plan administrator for Teleglobe Inc., filed a lawsuit in the Ontario Superior Court of Justice against BCE Inc. and seven former directors of Teleglobe Inc. The plaintiff is seeking a declaration that Teleglobe Inc. and its creditors have been oppressed by the former directors of Teleglobe Inc. and by BCE Inc. within the meaning of the Canada Business Corporations Act. The plaintiff is also seeking a declaration that the former directors of Teleglobe Inc. breached their fiduciary duty to Teleglobe Inc. and failed to act in accordance with the standard of care prescribed under the Canada Business Corporations Act.
     The plaintiff is seeking compensation for oppression in the amount of $3 billion and damages for breach of fiduciary duty in the amount of $3 billion, in each case plus interest and costs.

Class Action Concerning Bell Canada and Bell Mobility Inc. (Bell Mobility) Late Payment Charges

On June 27, 2006, a motion to obtain the authorization to institute a class action in the province of Québec was served against Bell Canada and Bell Mobility in the Québec City District of the Superior Court. The lawsuit was filed on behalf of all physical persons and companies in Canada that were billed late payment charges despite the fact that customers allegedly paid amounts owing to Bell Canada and Bell Mobility within the payment period indicated on their bills. On September 28, 2007, Bell Canada and Bell Mobility received an amended motion to obtain the authorization to institute a class action, pursuant to which the plaintiff indicated that it intended to act only for customers in the province of Québec.
     On January 10, 2008, the Québec Superior Court issued a judgment granting the plaintiff’s motion and authorizing the institution of a class action against Bell Canada and Bell Mobility. The members of the classes are all physical persons and companies in Québec, of 50 employees or less, who were billed late payment charges since June 21, 2003 after allegedly having made full payment of amounts owing to Bell Canada and/ or Bell Mobility to a financial institution and/or, for Bell Mobility’s customers only, by cheque, within the payment period indicated on their bills. The class action seeks an order requiring Bell Canada and Bell Mobility to repay all late payment charges to the members of the classes. In addition to the reimbursement of such amounts, the class action also seeks payment of punitive damages by Bell Canada and Bell Mobility.

Note 26: Guarantees

As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.

Bell Canada Enterprises 2007 Annual Report 109

Notes to Consolidated Financial Statements

The following table represents guarantees that BCE has entered into that have a fixed maximum potential exposure, and their respective terms. BCE also has guarantees where no maximum potential amount is specified.

						INDEFI-
	2008	2009	2010	2011	2012+	NITE	TOTAL

Sale of assets and businesses	–	–	–	31	–	1,659	1,690
Sale of services	15	61	–	–	55	5	136
Purchase and development of assets	–	1	–	–	–	9	10
Other	10	8	5	7	8	4	42

Total	25	70	5	38	63	1,677	1,878

SALE OF ASSETS AND BUSINESSES

As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.
     A nominal amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2007. Historically, we have not made any significant payments under this type of indemnification or guarantee.

SALE OF SERVICES

In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2007. Historically, we have not made any significant payments under such indemnifications or guarantees.

PURCHASE AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses of or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2007. Historically, we have not made any significant payments under such indemnifications or guarantees.

OTHER TRANSACTIONS

As part of other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, losses of or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     A nominal amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2007. Historically, we have not made any significant payments under such indemnifications or guarantees.

Note 27: Supplemental Disclosure for Statements of Cash Flows

	2007	2006	2005

Cash used in non-cash operating assets and liabilities is as follows:
Accounts receivable	57	(85)	518
Other current assets	(25)	(52)	(31)
Other long-term assets	(118)	(52)	(83)
Accounts payable and accrued liabilities	71	(259)	(674)
Interest payable	(23)	(6)	(1)
Other long-term liabilities	(11)	(9)	(138)
Other	39	218	28

Total cash used in non-cash operating assets and liabilities	(10)	(245)	(381)

110 Bell Canada Enterprises 2007 Annual Report

Glossary

ARPU and ARPS
Average revenue per unit and average revenue per subscriber represent measurements of the average revenue generated by each unit or subscriber, expressed as a rate per month for the year.

Black-Scholes Option Pricing Model
The Black-Scholes option pricing model is the financial model we use to calculate the weighted-average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.

Book Value Per Share
This is common shareholders’ equity divided by the number of common shares outstanding.

Capital Intensity
This is capital expenditures divided by operating revenues.

Cash Flow Per Share
This is calculated by dividing cash from operating activities less capital expenditures by the average number of common shares outstanding.

Cash Flow Yield
This is cash from operating activities less capital expenditures, other investing activities, dividends on preferred shares and dividends paid by subsidiaries to non-controlling interest, divided by the number of common shares outstanding at the end of the year and multiplied by the share price at the end of the year.

Churn
This is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.

Common Dividend Payout Ratio
Dividends paid on common shares divided by net earnings applicable to common shares.

Common Dividend Yield
Dividends paid on common shares divided by BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Cost of Acquisition
COA is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

Cost Method
The investment is recorded at cost. Dividends received or receivable from the investment are included in our net earnings, with no adjustment to the carrying amount of the investment.

Curtailment
A curtailment is a significant reduction in plan benefits that can result when a defined benefit pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.

Digital Equivalent Access Lines
These are derived by converting low-capacity data lines (DS-3 and lower) to the equivalent number of voice-grade access lines.

EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization of intangible assets) as operating revenues less cost of revenue and selling, general and administrative expenses, meaning it represents operating income before depreciation, amortization of intangible assets and restructuring and other.

EBITDA Margin
This is EBITDA divided by operating revenues.

EBITDA to Interest Ratio
EBITDA divided by interest expense.

Free Cash Flow
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.

 Bell Canada Enterprises 2007 Annual Report 111

Glossary

Goodwill
Goodwill may be created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.

Long-Term Debt to Equity
This is long-term debt (including any portion due within one year) divided by shareholders’ equity.

Market Capitalization
This is BCE Inc.’s share price at the end of the year multiplied by the number of common shares outstanding.

Net Debt to Capitalization Ratio
This is net debt divided by our capitalization (total net debt, non-controlling interest and shareholders’ equity).

Net Debt to EBITDA
This is net debt divided by EBITDA.

Operating Margin
Operating income divided by operating revenues.

Price to Book Ratio
BCE Inc.’s share price divided by the book value per share.

Price to Cash Flow Ratio
BCE Inc.’s share price at the end of the year divided by the cash flow per share.

Price to Earnings Ratio
BCE Inc.’s share price at the end of the year divided by earnings per share.

Return on Equity
Return on common shareholders’ equity is net earnings available to common shares as a percentage of average common shareholders’ equity.

Settlement
A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.

Total Debt to Total Assets
Total long-term debt (including debt due within one year) divided by total assets.

Translation of Foreign Currencies
The way we account for a foreign operation depends on whether it is self-sustaining or integrated. A self-sustaining foreign operation is largely independent of the parent company. An integrated foreign operation depends on the parent company to finance or run its operations.

112 Bell Canada Enterprises 2007 Annual Report

Board of Directors
As at March 5, 2008

Richard J. Currie, O.C.
Toronto, Ontario
Chair of the Board,
BCE Inc. and Bell Canada
Director since May 1995

André Bérard, O.C.
Montréal, Québec
Corporate Director
Director since January 2003

Ronald A. Brenneman
Calgary, Alberta
President and Chief Executive Officer,
Petro-Canada
Director since November 2003

Anthony S. Fell, O.C.
Toronto, Ontario
Corporate Director
Director since January 2002

Donna Soble Kaufman
Toronto, Ontario
Corporate Director and Lawyer
Director since June 1998

Brian M. Levitt
Montréal, Québec
Partner and Co-Chair,
Osler, Hoskin & Harcourt LLP
Director since May 1998

The Honourable Edward C. Lumley, P.C.
South Lancaster, Ontario
Vice-Chairman,
BMO Nesbitt Burns Inc.
Director since January 2003

Judith Maxwell, C.M.
Ottawa, Ontario
Research Fellow, Canadian Policy,
Research Networks Inc.
Director since January 2000

John H. McArthur
Massachusetts, U.S.A.
Dean Emeritus, Harvard University,
Graduate School of
Business Administration
Director since May 1995

Thomas C. O’Neill, F.C.A.
Toronto, Ontario
Corporate Director and
Chartered Accountant
Director since January 2003

James A. Pattison, O.C., O.B.C.
Vancouver, British Columbia
Chairman and Chief Executive Officer,
The Jim Pattison Group
Director since February 2005

Robert C. Pozen
Massachusetts, U.S.A.
Chairman of the Board,
MFS Investment Management
Director since February 2002

Michael J. Sabia
Montréal, Québec
President and Chief Executive Officer,
BCE Inc., and
Chief Executive Officer, Bell Canada
Director since October 2002

Paul M. Tellier, P.C., C.C., Q.C.
Montréal, Québec
Corporate Director
Director since April 1999

Victor L.Young, O.C.
St. John’s, Newfoundland and Labrador
Corporate Director
Director since May 1995

COMMITTEES OF THE BOARD
Members of Committees of the Board

AUDIT COMMITTEE
T.C. O’Neill (Chair), A. Bérard, A.S. Fell, J. Maxwell, V.L.Young

The audit committee assists the board in the oversight of:

  the integrity of BCE Inc.’s financial statements and related information

  BCE Inc.’s compliance with applicable legal and regulatory requirements the independence, qualifications and appointment of the external auditor the performance of both the external and internal auditors management’s responsibility for reporting on internal controls and risk management.

PENSION FUND COMMITTEE
R.C. Pozen (Chair), R.A. Brenneman, B.M. Levitt, P.M. Tellier, V.L.Young

The PFC assists the board in the oversight of:

  the administration, funding and investment of BCE Inc.’s pension plans and fund the unitized pooled fund sponsored by BCE for the collective investment of the fund and the participant subsidiaries’ pension funds.

CORPORATE GOVERNANCE COMMITTEE
D. Soble Kaufman (Chair), A. Bérard, E.C. Lumley, J.H. McArthur, J.A. Pattison

The CGC assists the board in:

  developing and implementing BCE Inc.’s corporate governance guidelines identifying individuals qualified to become members of the board determining the composition of the board and its committees determining the directors’ remuneration for board and committee service developing and overseeing a process to assess the Chair of the board, the board, committees of the board, Chairs of committees and individual directors reviewing and recommending for board approval BCE Inc.’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE
R.J. Currie (Chair), R.A. Brenneman, A.S. Fell, J.H. McArthur, R.C. Pozen

The MRCC assists the board in the oversight of the:

  compensation, nomination, evaluation and succession of officers and other management personnel health and safety policies and practices.

 Bell Canada Enterprises 2007 Annual Report 113

Executives
As at March 5, 2008

Michael J. Sabia
President and Chief Executive Officer
of BCE Inc. – Chief Executive Officer
of Bell Canada

George A. Cope
President and Chief Operating Officer,
Bell Canada

Stéphane Boisvert
President – Enterprise, Bell Canada

Ron Close
President – Bell New Ventures, BCE Inc.
and Bell Canada

Kevin W. Crull
President – Residential Services,
Bell Canada

William J. Fox
Executive Vice-President –
Communications and Corporate
Development, BCE Inc. and
Bell Canada

Leo Houle
Chief Talent Officer, BCE Inc. and
Bell Canada

Lawson A.W. Hunter
Executive Vice-President and
Chief Corporate Officer,
BCE Inc. and Bell Canada

Wade Oosterman
President – Bell Mobility and
Channels and Chief Brand Officer,
Bell Canada

Patrick Pichette
President – Operations, Bell Canada

Eugene Roman
Group President – Systems and
Technology, Bell Canada

Karen H. Sheriff
President – Small and Medium
Business, Bell Canada

Scott L. Thomson
Executive Vice-President –
Corporate Development and Planning,
BCE Inc. and Bell Canada

Martine Turcotte
Chief Legal Officer, BCE Inc.
and Bell Canada

Siim A. Vanaselja
Chief Financial Officer, BCE Inc.
and Bell Canada

 114 Bell Canada Enterprises 2007 Annual Report

Shareholder Information – Tax Information

DIVIDENDS AND CAPITAL GAINS ON YOUR SHARES

Shareholders are required to pay tax on dividends as well as any capital gains they realize when they sell their shares or are deemed to have sold them. If you received Nortel Networks common shares in May 2000 and/or Bell Aliant Regional Communications Income Fund Units in July 2006, you should contact the Investor Relations group to learn more on the tax implications impact on your cost or visit www.bce.ca.
     Since January 1, 2006 and unless stated otherwise, dividends paid by BCE and Bell Canada to Canadian residents are eligible dividends as per the Canadian Income Tax Act. Since March 24, 2006 and unless stated otherwise, dividends paid by BCE and Bell Canada also qualify as eligible dividends for the purpose of the Quebec Taxation Act as per the proposed changes announced during the March 23, 2006 provincial Budget speech.

FOREIGN INVESTORS

Dividends paid or credited to non-residents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under current tax treaties, U.S. and U.K. residents are subject to a 15% withholding tax.

U.S. INVESTORS

We are required to solicit taxpayer identification numbers (TIN) and Internal Revenue Service (IRS) Form W-9 certifications of residency from certain U.S. investors. Where these have not been received, we may be required to deduct the IRS’ specified backup withholding tax.
     For additional information, please contact our Investor Relations or the transfer agent, Computershare Trust Company of Canada.

CONTACT INFORMATION

For shareholder account inquiries, contact:

Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

e-mail	bce@computershare.com
tel	514 982-7555 or 1 800 561-0934 (toll free in Canada and the U.S.)
fax	416 263-9394 or 1 888 453-0330 (toll free in Canada and the U.S.) or visit their website at www.computershare.com

For any other questions, contact:

Investor Relations
1000 de La Gauchetière Street West, Suite 3700,
Montréal, Québec H3B 4Y7

e-mail	investor.relations@bce.ca
tel	1 800 339-6353
fax	514 786-3970 or visit the Investors section on our website at www.bce.ca

Trademarks: The following is a list of all our trademarks referred to and used as such in this annual report. Bell, Bell Mobility and Sympatico are trademarks of Bell Canada; ExpressVu is a trademark of Bell ExpressVu Limited Partnership; Nimiq and Anik are trademarks of Telesat Canada; SmartTouch is a trademark of Stentor Resource Centre Inc. Any other trademarks, or corporate, trade or domain names used in this report are the property of their owners. We believe that our trademarks and domain names are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and domain names and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.

Cette publication est disponible en français. BCE’s Annual Report is printed with vegetable-based ink and is recyclable.

 Bell Canada Enterprises 2007 Annual Report 115

BCE Inc. 1000 de La Gauchetière Street West, Suite 3700, Montréal, Québec H3B 4Y7   www.bce.ca

Communications      e-mail bcecomms@bce.ca       tel 1 888 932-6666      fax 514 870-4385
Investor Relations   e-mail investor.relations@bce.ca      tel 1 800 339-6353       fax 514 786-3970

Printed in Canada